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82- SUBMISSIONS FACING SHEET

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REGISTRANT'S NAME Lonmin PLC

*CURRENT ADDRESS

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JAN 3 1 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 191 FISCAL YEAR 9-30-04

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For the year ending 30 September 2004

Annual Report

LONMIN

Lonmin Plc



A rock solid foundation.

...allows you to build a strong company

Lonmin is the third largest primary producer of Platinum in the world, producing over 900,000 ounces of Platinum and roughly a similar number of ounces of the Platinum group metals such as Palladium and Rhodium.

Contents

www.lonmin.com
to learn more about Lonmin

Financial Highlights

Continuing operations

EBIT

$303m

EBIT



US$million
500
400
300
200
100
0
490
331
297
303
2001
2002
2003
2004

Primary mine production platinum

913,263oz

Primary mine production platinum



oz
1,000,000
800,000
600,000
400,000
200,000
0
716,697
757,451
907,599
913,263
2001
2002
2003
2004

Free cash flow per share

70.7c

Free cash flow per share



cents
150
120
90
60
30
0
-30
129.0
-4.6
48.2
70.7
2001
2002
2003
2004

Underlying EPS

96.9c

Underlying EPS



cents
150
120
90
60
30
0
137.4
98.5
87.2
96.9
2001
2002
2003
2004

	2004	2003
Profits		
Turnover	**$1,030m**	$779m
EBITDA[1]	**$357m**	$344m
EBIT[2]	**$303m**	$297m
Profit before taxation	**$290m**	$291m
Earnings per share	**88.4c**	52.5c
Underlying earnings per share[3]	**96.9c**	87.2c
Dividends per share[4]	**72.0c**	72.0c
Cash flow		
Trading cash flow per share	**229.2c**	161.0c
Free cash flow per share	**70.7c**	48.2c
Balance sheet		
Equity shareholders' funds – restated[5]	**$744m**	$645m
Net borrowings	**$275m**	$197m
Gearing[6]	**27%**	23%

1 EBITDA is Group operating profit before interest, tax, depreciation and amortisation.
2 EBIT is total operating profit.
3 Underlying earnings per share are calculated on profit for the year excluding exceptional items and exchange adjustments on tax as disclosed in note 9 to the accounts.
4 The Board recommends a final dividend of 42 US cents payable on 14 February 2005 to shareholders on the registers on 21 January 2005.
5 Equity shareholders' funds have been restated to show the investment in the Employee Share Ownership Plan as a deduction from equity shareholders' funds.
6 Gearing is calculated on the net borrowings attributable to the Group divided by the net borrowings attributable to the Group plus equity shareholders' funds.

Introduction

The financial information presented has been prepared on the same basis and using the same accounting policies as those used to prepare the financial statements for the year ended 30 September 2003 with the exception of accounting for employee share ownership plans (ESOPs) which has required a presentational restatement in accordance with UITF Abstract 38 – Accounting for ESOP Trusts as disclosed in note 24 to the accounts.

Analysis of results

Profit and loss account

A comparison of the 2004 total operating profit from continuing operations with the prior year is set out below:

	$m
Total operating profit for the year ended 30 September 2003*	297
Increase in sales prices	221
Increase in sales volumes	12
Exchange	(113)
Smelting and refining costs	(9)
Stock adjustment	(23)
Depreciation	(7)
Operational costs plus inflation	(75)
Total operating profit for the year ended 30 September 2004*	303

* from continuing operations and before any exceptional items.

The average price realised for the basket of metals sold at $17,072/kg was 17% higher than the prior year and turnover increased by $251 million to $1,030 million. Unit costs in rand were 22% higher mainly due to benefits in the prior year not repeated in the current year and wage increases and other inflationary increases, particularly in steel, water and power. The strength of the South African rand against the US dollar has continued to impact on costs in dollar terms with the average exchange rate appreciating some 16% on the prior year. The resulting total operating profit from continuing operations and before any exceptional charges amounted to $303 million.

Net interest payable and similar items was $13 million compared with $28 million last year. Exchange losses were $16 million lower this year due to most borrowings being held in US dollars for the 2004 financial year but interest and finance costs were higher, primarily due to the amortisation of expenses on bank facilities arising from the Incwala transactions.

Profit before tax from continuing operations amounted to $290 million in 2004 compared with $291 million in 2003.

The 2004 tax charge was $113 million compared with $183 million in 2003 and included $20 million of exchange losses (2003 – $85 million). An exceptional tax credit has been included in the tax charge in respect of South African tax overprovided in 2003 on the disposal of the Brakspruit mineral rights. The effective tax rate, excluding the effects of exchange and exceptional items was 33% compared with 35% last year.

Profit for the year from continuing operations rose to $125 million from $74 million in 2003 and earnings per share were 88.4 cents compared with 52.5 cents in 2003. Underlying earnings per share from continuing operations, being earnings excluding exchange on tax balances and exceptional items amounted to 96.9 cents (2003 – 87.2 cents).

The profit for the year arising from discontinued operations amounted to $70 million representing a profit of $112 million on the sale of the investment in AngloGold Ashanti during June 2004 offset by a funding requirement on the buy-out of the SUITS pension scheme during September 2004 of $42 million.

Balance sheet

Equity interests were $744 million at 30 September 2004 compared with $645 million (restated for ESOP accounting) at 30 September 2003 mainly reflecting the profit for the year of $195 million offset by dividends declared of $42 million and $60 million for the interim and final dividends respectively.

The Incwala transactions were completed on 30 September 2004 resulting in an increase of 9.11% in the Group shareholding in Eastern Platinum Limited (EPL) and Western Platinum Limited (WPL) to 82%. In addition, an investment was made in Incwala Resources (Pty) Limited (Incwala) resulting in a 23.56% ownership. Funding was also provided to HDSAs (Historically Disadvantaged South Africans) to assist with their purchase of 9.0% of EPL and WPL from Gazelle Platinum Limited and to Seed Capital investors investing in Incwala. These transactions have been shown in the balance sheet on 30 September 2004 as follows:

- the investment in Incwala amounting to $90 million has been shown as an associate
- the loans provided to HDSAs and Seed Capital investors amounting to $34 million have been shown as loans receivable
- the excess of the purchase price of $311 million, including expenses of $28 million, over the book value of the 9.11% acquisition of EPL and WPL has been shown within fixed assets as additional mineral rights
- the minority interest in EPL and WPL has been reduced from 27.11% to 18.0%.

Net borrowings amounted to $275 million at 30 September 2004 with the main component being the convertible bonds of $216 million. Gearing was 27% compared with 23% at 30 September 2003, calculated on net borrowings attributable to the Group divided by these attributable net borrowings and the equity interests outstanding at the balance sheet date.

Cash flow

The following table summarises the main components of the cash flow during the year:

	2004 $m	2003 $m
Net cash inflow from operating activities from continuing operations	**400**	296
Interest and finance costs	**(9)**	(12)
Tax	**(67)**	(57)
Trading cash flow	**324**	227
Capital expenditure – purchases	**(187)**	(161)
– sales	**–**	25
Minority dividends	**(37)**	(23)
Free cash flow	**100**	68
Acquisitions	**(390)**	(4)
Disposals (including discontinued operations)	**(41)**	14
Financial investment (including discontinued operations)	**352**	–
Shares issued	**6**	–
Equity dividends paid	**(102)**	(101)
Cash outflow	**(75)**	(23)
Opening net borrowings	**(197)**	(155)
Exchange	**(3)**	(19)
Closing net borrowings	**(275)**	(197)
Trading cash flow per share	**229.2c**	161.0c
Free cash flow per share	**70.7c**	48.2c

Net cash inflow from operating activities was $400 million during 2004, a 35% increase on last year's figure of $296 million. The increase included an inflow of working capital of $39 million compared with an outflow of $54 million last year. After interest and finance costs of $9 million and tax payments of $67 million, trading cash flow amounted to $324 million in 2004 against $227 million in 2003, with trading cash flow per share of 229.2 cents in 2004 against 161.0 cents in 2003.

Capital expenditure of $187 million was incurred during the year, an increase of $26 million on the prior year. This increase included the effect of the marked appreciation in the South African rand during the year; actual rand expenditure decreased by 5%. After minority dividends paid of $37 million, free cash flow was $100 million and free cash flow per share was 70.7 cents (2003 – 48.2 cents). Financial investment, acquisitions and disposals primarily represented the net cash outflow on the Incwala and EPL/WPL transactions of $424 million (including expenses of $17 million), the receipt from the sale of the investment in and repayment of loans from AngloGold Ashanti of $390 million and a $41 million funding requirement on the buy-out of the SUITS pension scheme. After accounting for shares issued on the exercise of share options of $6 million and equity dividends paid of $102 million, the cash outflow was $75 million during 2004 and net borrowings amounted to $275 million at 30 September 2004.

Dividends

The Board recommends a final dividend of 42.0 cents (2003 – 42.0 cents) making total dividends for the year of 72.0 cents (2003 – 72.0 cents). This represents a cover of 1.2 times on earnings from continuing operations (2003 – 0.7 times). On an underlying earnings from continuing operations basis, this represents a cover of 1.3 times compared with 1.2 times in 2003.

Financial risk management

The Group's functional currency remains the US dollar and the share capital of the Company is based in US dollars.

The Group does not undertake any trading activity in financial instruments.

Interest rate risk

Monetary assets and liabilities are subject to the risk of movements in interest rates. The borrowings at 30 September 2004 represented $215.8 million of long-term borrowings in the form of US dollar 3.75% convertible bonds due 2008, drawings under a long-term bank loan of $56 million and $4 million of overdrafts in the UK, and a short-term bank loan of $18 million and an outstanding finance lease obligation of $1 million in South Africa. Cash deposits represented balances of $12 million in the UK and $8 million in South Africa.

A two-year floating rate interest swap was entered into during October 2003 in respect of the convertible bonds with interest calculated on a six-month LIBOR in arrears basis. The resulting interest charged on the bonds was $6 million, equivalent to an interest rate of 2.5%. This compared to interest of $8 million which would have been charged on the bonds at the fixed rate of 3.75% had the swap not been entered into.

Liquidity risk

Liquidity risk measures the risk that the Group may not be able to meet its liabilities as they fall due and, therefore, its ability to continue trading. The Group's policy on overall liquidity is to ensure that there are sufficient committed facilities in place which, when combined with available cash resources, are sufficient to meet the funding requirements in the forseeable future. At the year end, the Group had $451 million of committed facilities in place, of which $74 million were drawn down.

Foreign currency risk

Foreign currency risk arises when movements in exchange rates, particularly the US dollar against the South African rand, affect the transactions the Group enters into, reported profits and net assets. Most of the Group's operations are based in South Africa and the entire revenue stream is in US dollars. Most of the cash held in South Africa is in US dollars and is normally remitted to the UK on a regular basis. Short-term working capital facilities required in South Africa are drawn primarily in US dollars.

Commodity price risk

Commodities trade on worldwide commodities markets and are subject to price fluctuations. Therefore, the prices obtained are dependent upon the prevailing market prices. Any change in prices will have a direct effect on the Group's trading results. During the year, forward sales of small proportions of the annual output of rhodium and ruthenium were undertaken where the Board determined that it was in the Group's interest to secure a proportion of the future cash flows. This amounted to 4,012 ounces of rhodium sold forward at prices ranging from $475 to $1,000 per ounce and 6,415 ounces of ruthenium sold forward at a price of $32 per ounce. There were no outstanding positions at 30 September 2004.

International financial reporting standards (IFRS)

All European Union listed companies are required to prepare their consolidated financial statements in accordance with IFRS for accounting periods beginning on or after 1 January 2005. Lonmin will therefore adopt IFRS for the financial year ended 30 September 2006. Based on work carried out to date, the main differences between UK GAAP and IFRS are expected to be due to differences in accounting for share-based payments, pensions, deferred tax and financial instruments. The financial effects of IFRS are in the process of being evaluated. The presentation of the financial statements, along with the disclosures will also be affected.

John Robinson
Chief Financial Officer
24 November 2004

Principal activities of the Group
The sole activity of the Group during the year continued to be mining, refining and marketing of platinum group metals.

Analyses of Group turnover, EBITDA (Group operating profit before interest, tax, depreciation and amortisation), operating profit, profit before exceptional items and profit before taxation, analysing between principal activities and geographical origins, appears in note 2 to the accounts and a list of the principal subsidiary undertakings, indicating their main activities, appear on page 66.

This directors' report should be read in conjunction with the chairman's statement, the chief executive's statement and the business review, each contained within the separately published annual review, which together give a fair review of historic and likely future developments in the business of the Company and the principal trading operations of the Group. There were no material changes from 30 September 2004 to the date of this report.

Lonmin Plc operates in South Africa as a branch, which is registered in that country as an overseas company, in addition to the business conducted by its subsidiary undertakings.

Material developments in the affairs of the Group
Ashanti Goldfields Company Limited ("Ashanti")
On 4 August 2003 the Company announced that it had agreed to support the recommended merger of AngloGold and Ashanti (the "Merger") by signing an undertaking to AngloGold pursuant to which Lonmin agreed to vote in favour of and support the Merger in respect of its 27.6% investment in Ashanti. Lonmin also agreed, *inter alia*, not to solicit alternative offers and not to withdraw its support for the Merger unless the Ashanti board publicly announced the withdrawal of its recommendation or if the agreement between AngloGold and Ashanti setting out the terms of the recommended merger was terminated.

The Merger completed on 26 April 2004, as a result of which:
- Lonmin received repayment of the Mandatorily Exchangeable Notes and accrued interest, amounting to approximately US$79.0m in total; and
- Lonmin was allotted 10.44 million ordinary shares in the capital of the new entity resulting from the Merger, AngloGold Ashanti.

Lonmin sold, in aggregate, 3.5 million ordinary shares in AngloGold Ashanti on 4 June 2004 and received gross proceeds of approximately US$113.8m. On 17 June 2004 Lonmin announced an accelerated book-built offering in relation to a further 6.94 million of its ordinary shares in AngloGold Ashanti which were duly sold under the book-building process and Lonmin received gross proceeds of approximately US$204.7m on 25 June 2004.

The Scottish and Universal Investments Limited Group Pension and Life Assurance Scheme ("SUITS Scheme")
On 3 September 2004 the Company announced that the board had decided to make a charge of $42.0m in the accounts for the year ended 30 September 2004 in respect of the wind up of the SUITS Scheme, a legacy pension arrangement. SUITS was the holding company of the former UK activities of the old Lonrho Group and thus the liability related to the discontinued activities of the UK Group, the last of which was sold in 1997. Members' benefits have been secured in full by the purchase of annuities, and the funding of the purchase of these and associated administrative costs by the Company increased the Group's borrowings by $42.0m. As seen from the accounts for the year, this charge has been treated as an exceptional item.

Incwala Resources (Pty) Limited ("Incwala")
On 13 September 2004 the Company issued a circular to shareholders concerning the proposed acquisition of a further 9.1% of each of its South African operating subsidiaries from a company within the Impala Platinum Holdings Limited Group, and the proposed financing of equity participation in Incwala by Historically Disadvantaged South Africans (commonly referred to as HDSAs). Incwala is a South African company specifically incorporated to enable broad-based equity participation by HDSAs in Lonmin's South African operating companies. The rationale underlying this transaction is fully explained in the annual review. A copy of the circular is available on the Company's website (www.lonmin.com) or can be obtained from the company secretary.

In brief, the Company proposed to facilitate (*inter alia* by making loans amounting to $33.8m in total and giving guarantees) the purchase by HDSA-owned investing consortia of 52.88% of Incwala's share capital. Lonmin proposed to take a direct stake of 23.56% in Incwala (at a cost of $90.3m), with the Industrial Development Corporation of South Africa Limited, a public company controlled by the South African state, holding the remaining 23.56% of Incwala's share capital. Incwala would then use these funds to purchase 18.0% of the share capitals of each of Eastern Platinum Limited and Western Platinum Limited. At the same time, Lonmin would also purchase an additional net 9.1% of the share capitals of these two companies from Impala for $282.6m (excluding costs).

The Company's proposal, which was approved at an Extraordinary General Meeting on 29 September 2004, subsequently achieved legal completion on 30 September 2004.

Group results
An analysis of the Group's results for the year is given in the financial review on pages 2 to 4.

Dividends
The board recommends a net final dividend of 42 US cents per share to be paid, subject to approval by shareholders at the annual general meeting, on Monday 14 February 2005, to shareholders on the registers at the close of business on Friday 21 January 2005. With the net interim dividend of 30 US cents paid on 13 August 2004, this would make a total dividend for the year of 72 US cents per share (2003 – 72 US cents).

Directors' responsibilities
A statement of the directors' responsibilities in respect of the preparation of financial statements is given in the Corporate Governance section within this annual report.

Accounting policies
The Lonmin Group financial statements are presented in accordance with UK generally accepted accounting principles. As the Group's functional currency is the US dollar, this was also adopted as the Group's reporting currency in 1998.

Share capital and reserves
The authorised and issued share capital of the Company at 30 September 2004 and matters relating thereto are set out in notes 22 and 23 to the accounts. The total share capital and reserves of the Group amounted to $744 million at 30 September 2004. This compares with $645 million (as restated) at 30 September 2003.

At the AGM held on 5 February 2004, shareholders approved an authority for the Company to make market purchases of its own shares, up to a maximum of 14,100,000 shares (being approximately 10% of the issued share capital), at prices not less than the nominal value of each share (being $1) and not exceeding 105% of the average mid-market price for the preceding five business days.

The Company made no purchases of its own shares during the year, and no shares were acquired by forfeiture or surrender or made subject to a lien or charge. During the year, the Company allotted 589,798 ordinary shares of $1 each, for cash, following the exercise of options granted under the Company's savings-related and executive share option schemes.

Resolutions will be proposed at the forthcoming annual general meeting seeking shareholders' consent to adopt new articles of association and renew the authority for the Company to make market purchases of its own shares. Further details of all these items of business are set out in the circular accompanying this document.

Directorate
The present board of the Company and biographical details are set out on page 18 of the annual review. All those named held office throughout the year, with the exceptions of:

- Brad Mills, who was appointed as an executive director and chief executive of the Company on 26 March 2004;
- Edward Haslam, who retired as an executive director and chief executive on 26 March 2004;
- Dr Sam Jonah, KBE, who resigned as a non-executive director on 26 April 2004; and
- Sir Alastair Morton, who served as an independent non-executive director until his death on 1 September 2004.

At the forthcoming annual general meeting John Robinson retires by rotation and Brad Mills retires having been appointed since the last annual general meeting. Being eligible, each offers himself for re-election. Peter Ledger also retires by rotation but is not seeking re-election since he intends to commence a sabbatical from 31 March 2005. Each of the retirees is an executive director, and full details of their service contracts with the Company, including notice terms are contained in the remuneration report on page 14 of this document.

Directors' interests
No director had at any time during the year a material interest in any contract of significance in relation to the Company's business.

The following interests of the directors who held office at the end of the year are recorded in the Company's Register of Directors' Share and Debenture Interests. Fuller details of the directors' interests arising under the Company's share schemes are shown in the directors' remuneration report on page 14. All interests in the table are beneficial. No director held any interests in the convertible bonds issued by the Company, or any beneficial interests in the share capital of any other Group Company.

	Shares		Rights to subscribe for shares[1]					
			Share options				Share awards[1]	
	30.09.04	01.10.03 (or later date of appointment)	30.09.04		01.10.03 (or later date of appointment)	01.10.03 (or later date of appointment)	30.09.04	01.10.03 (or later date of appointment)
Director	Shares of \$1 each	Shares of \$1 each	Shares of \$1 each	Weighted average price (pence per share)	Shares of \$1 each	Weighted average price (pence per share)	Shares of \$1 each	Shares of \$1 each
Sir John Craven	**93,808**	44,070	**–**		–		**–**	–
Ian Farmer	**2,680**	2,680	**116,018**	**847.1190**	116,018	847.1190	**26,773**	–
Peter Godsoe	**3,360**	3,360	**–**		–		**–**	–
Michael Hartnall	**4,000**	–	**–**				**–**	–
Peter Ledger[2]	**39,640**	39,640	**105,170**	**829.8136**	105,170	829.8136	**27,831**	–
Brad Mills[3]	**124,362**	–	**–**		–	–	**183,320**	–
Roger Phillimore	**17,956**	2,636	**–**		–		**–**	–
John Robinson	**15,763**	7,722	**115,886**	**847.1967**	121,986	805.9857	**30,266**	–

Notes:

(1) Rights to subscribe for shares comprise options issued under the Company's executive and savings-related share option schemes, and awards to acquire shares at nil cost made under the Company's long term incentive plan and, in the case of Mr Mills, the 'matched award' made under the co-investment plan. These are more fully described in the directors' remuneration report on page 14.

(2) The share interests of Peter Ledger comprise 39,640 shares held by him in The Lonmin Plc Employee Share Trust, as part of the operation of the Lonmin Plc Share Plan. Subject to Mr Ledger remaining in the employment of the Group, 40% and 60% of these will pass into his ultimate ownership on 1 January 2005 and 1 January 2007 respectively. The trust holds a total of 470,362 shares, and Mr Ledger is deemed to hold a non-beneficial interest in the balance of those shares.

(3) The opening balance for Brad Mills is as at 26 March 2004, the date on which he was appointed a director. His closing share interest comprises 124,362 shares purchased through Lonmin's employee benefit trust as part of the operation of his co-investment plan. The trust holds a total of 470,362 shares, and Mr Mills is deemed to hold a non-beneficial interest in the balance of those shares.

(4) Save as noted above, there were no changes from 30 September 2004 to the date of this report.

The closing middle market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 1095p on 30 September 2004, and the price ranged between 910p and 1245p during the financial year.

Substantial shareholdings

As at 24 November 2004 the Company had been notified of the following interests in three per cent or more of the Company's issued ordinary share capital:

	Number of shares	Percentage of the Company's issued share capital
Prudential plc Group of companies	17,177,999	12.13
American Express Company Group of companies	16,854,516	11.90
Zurich Financial Services Group of companies	7,405,658	5.23
AEGON UK plc Group of companies	5,594,615	3.95
Legal & General Group plc Group of companies	4,337,127	3.06
Lansdowne Partners Limited partnership	4,322,298	3.05
Aviva plc Group of companies	4,249,535	3.00

Charitable and political donations
No political donations were made during the year.

Charitable donations made by the Group during the year in the United Kingdom amounted to £32,275 ($58,590) (2003 – £3,112 ($4,943)). In addition the Company granted, for a nominal service charge, a licence to the African Medical and Research Foundation United Kingdom (AMREF UK) to occupy temporarily spare offices at the Company's premises in London until September 2004. AMREF is Africa's largest indigenous health charity and promotes African initiatives for sustained health across the Continent. The organisation tests new ideas through operations research, trains disadvantaged communities through capacity building and advocates for policy change at an international level. This has significant impact on health burdens such as HIV/AIDS which is a major concern to the Lonmin Group. Roger Phillimore was until December 2003 a member of the Council of Management of AMREF UK.

The Group also made contributions to social welfare causes in South Africa during the year amounting to R42.6 million ($6.5 million) (2003: R44.0 million ($5.6 million)). A fuller explanation of this expenditure is contained in Lonmin's corporate sustainability report for the year ended 30 September 2004 available from the company secretary, or which can be downloaded from the Company's website.

Research and development
Group companies continue to be actively involved in research and development projects in the areas of mineral extraction and refining. Further information is given in the review of operations contained in the annual review.

Policy on the payment of creditors
The Company complies with, and has registered its support of, the Better Payment Practice Code, available from the Better Payment Practice Group website, www.payontime.co.uk. The Company has a consistent policy and practice of paying its bills in accordance with contracts by settling the terms of payment with its suppliers when agreeing the terms of each transaction, either by accepting suppliers' standard terms of payment or by proposing alternative terms, but in either case then abiding by the agreed payment terms. Trade creditors of the Company at 30 September 2004 represented 2 days (2003: 12 days) of annual purchases.

Annual General Meeting
The 2005 Annual General Meeting will be held at 11.00 am on Thursday 27 January 2005 at the QEII Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. A separate circular containing the Notice of Meeting, together with an explanation of the items of special business, is enclosed with this annual report.

Auditors
A resolution for the re-appointment of KPMG Audit Plc as auditors of the Company will be proposed at the annual general meeting.

By order of the Board

Rob Bellhouse
Company Secretary
24 November 2004

Lonmin Plc
4 Grosvenor Place
London SW1X 7YL
Registered in England
Number 103002

The Combined Code

This report has been prepared by reference to The Combined Code on Corporate Governance published in June 1998 (the "Old Code"). However, additional disclosures are made in compliance with the new version of the Combined Code issued by the Financial Reporting Council in July 2003 (the "New Code"). The review of these corporate governance disclosures required to be made by the auditors solely relates to those matters required to be disclosed and audited under the Old Code.

The Company has during the year to 30 September 2004 and to the date of this report complied with all the provisions affecting companies (known as section 1) of the Old Code. The Company has also complied with the equivalent provisions of the New Code, save that following the death of Sir Alastair Morton on 1 September 2004, the board comprised an independent non-executive chairman, three independent non-executive directors and four executive directors. The New Code suggests that at least half the board, excluding the chairman, should be non-executive. The Company is currently recruiting two additional independent directors.

The purpose of this report is to explain how the Company has applied the principles of good governance so far as these relate to listed companies. These cover four subject areas:

- directors
- directors' remuneration
- accountability and audit, and
- relations with shareholders.

Directors

The Board

The Company is led and controlled by the board of directors which currently has eight members, comprising an independent non-executive chairman, three non-executive directors, all of whom the board judges to be independent, and four executive directors. Details of the individuals' skills and experience are contained in the directors' biographies on page 18 of the annual review. As noted above, the Company is currently seeking two additional independent directors.

The board comprised ten directors until 26 April 2004, five of whom (excluding the chairman) were non-executive, and nine directors until 1 September 2004, four of whom (excluding the chairman) were non-executive.

The board meets regularly, normally on six occasions during the year and more frequently if necessary, including two meetings in South Africa. The board provides the entrepreneurial leadership, direction and control of the Company; is the custodian of the Company's strategic aims, vision and values; and ensures that the necessary financial and human resources are, and will continue to be, in place to enable the Company to meet its objectives. It has a formal schedule of matters reserved for its decision, the most material of which are:

- appointments to (and removals from) the board and executive office
- approval of budgets, raising of finance through issues of shares or entry into borrowings or other obligations, declarations of dividends
- reviewing the operating and financial position of the Company
- the approval of accounts and reports comprising the financial results of the Group, and other documents for external publication
- approval of the treasury and other risk management policies of the Group
- approval of significant contracts and commitments, including acquisitions or realisations of assets
- responsibility for social, environmental and ethical matters.

Whilst all directors have equal responsibility for managing the Company's affairs, it is the role of executive management to run the business within the parameters laid down by the board and to produce clear and accurate reports to enable the board to assess their performance. The executives make full use of the expertise and experience that the non-executive directors bring from their business careers.

The chairman routinely holds discussions with non-executive directors without the executive directors being present.

All directors are free to express their views, and to ask that these be recorded in the minutes where appropriate.

The Company maintains, at its expense, a directors' and officers' liability insurance policy to afford an indemnity in certain circumstances for the benefit of directors and other Group personnel.

Chairman and chief executive

The roles of chairman and chief executive are clearly separated and set out in writing. The chairman, who is an independent director, is responsible for leadership of the board, ensuring its effectiveness and setting its agenda, and for ensuring that there is effective communication with all shareholders. The chairman also facilitates the effective contribution of all directors, and ensures that there is a constructive relationship between the executive and non-executive directors.

The role of the chief executive is to provide leadership to the executive team in running the business and to develop proposals for the board to consider in all areas reserved for its judgment.

Board balance and independence

The board believes that it has sufficient members to contain an appropriate balance of skills and experience, but is not so large as to be unwieldy. Upon the recruitment of the additional independent directors referred to above, the board believes it will be able to manage succession issues without undue disruption. The structure and composition was designed to provide a balanced board, with no one individual or group of individuals being able to dominate the decision taking.

The board keeps the membership of its committees under review, to ensure gradual refreshing of skills and experience. It is satisfied that all directors have sufficient time to devote to their roles and that it is not placing undue reliance on key individuals.

Using the definition of independence contained in the Combined Code, the board judges all of the non-executive directors, including the chairman, to be independent. In addition to those serving at the date of this report, Edward Haslam served as an executive director until 26 March 2004, Dr Sam Jonah, KBE served as a non-executive director until 26 April 2004 and Sir Alastair Morton served as a non-executive director until his death on 1 September 2004. The board judged Sir Alastair Morton to be independent but felt that under the terms of the definition Dr Jonah could not be viewed as independent, in view of his previous executive career with the Group. However, the board believes that independence is a state of mind and believed that during his tenure Dr Jonah demonstrated independence of judgement.

Following the death of Sir Alastair Morton, Roger Phillimore has been designated as the Senior Independent Director. He is available to shareholders if they have concerns which contact through the normal channels has failed to resolve, or for which such contact would be inappropriate.

Appointments to the Board

To ensure a formal, rigorous and transparent procedure for the appointment of new directors to the board, a *Nomination Committee* has been empowered. Its work is more fully described in its report on page 27.

Appointments are made on merit and against objective criteria. In the case of candidates for non-executive directorships, care is taken to ascertain that they have sufficient time available to meet their board and, where relevant, committee responsibilities. As part of this process, candidates disclose all other time commitments and, on appointment, undertake to update the board of any changes.

The terms and conditions of appointment of non-executive directors are available for public inspection, and a sample letter of appointment is provided on the Company's website, www.lonmin.com.

As policy, the board would not normally agree to an executive director taking on more than one non-executive directorship of a FTSE100 Company, or the chairmanship of such a Company.

Information and professional development

The board is supplied with regular and timely information in a form and of a quality that enables it to discharge its duties. All directors are encouraged to make further enquiries as they feel appropriate of the executive directors or management. Certain of the executive directors are also directors of the principal operating subsidiaries, which provides them with further insight into the affairs of the Group.

The chairman ensures that all directors continually update their skills and knowledge, and develop the familiarity with the Company's operations needed to fulfil their role. The Company provides the necessary resources for developing and updating all directors' knowledge and capabilities, both on first appointment and subsequently as necessary. This includes a full, formal and tailored induction programme, including when appropriate the opportunity of meeting a range of major shareholders and external advisors.

There is a procedure in place for directors to take independent professional advice, if they judge this to be necessary, at the Company's expense. In addition, board committees are provided with sufficient resources, plus the power to co-opt such additional support as they may require from time to time, to undertake their duties.

All directors have access to the services of the company secretary, who is responsible for information flows to the board, facilitating induction and assisting with professional development as required, ensuring compliance with board procedure and applicable laws and regulation and advising the board on corporate governance matters. The appointment or removal of the company secretary is a board decision.

Performance evaluation

The board has evaluated its own performance, that of the board committees and of the individual directors. To do so the chairman sought views from board members in order to identify the consensus of opinions, which were then summarised to and approved by the board. The purpose of the evaluation was to assess the effectiveness of the board process, and whether each director continued to contribute effectively and demonstrate commitment to their role. There were no items arising from the review on which the board felt the chairman should act.

The board met during the year under the chairmanship of the senior independent director, without the chairman being present, to assess the effectiveness of the chairman. The unanimous conclusion was that the chairman was fully committed to Lonmin and was particularly effective in the role.

Attendance at board meetings

The board met formally on seven occasions during the year. Attendance at these meetings was as follows:

Director	Number of meetings held during time in office	Number of meetings attended
Sir John Craven	7	7
Ian Farmer	7	7
Peter Godsoe	7	5
Michael Hartnall	7	7
Edward Haslam	3	3
Sam Jonah	3	–
Peter Ledger	7	7
Brad Mills	4	4
Sir Alastair Morton	5	3
Roger Phillimore	7	7
John Robinson	7	7

In addition, a further seven ad hoc meetings were held to issue formal approvals, or deal with other matters of a routine or administrative nature, which did not require attendance of the full board.

Re-election of directors

All directors submit themselves to shareholders for re-election after first appointment and then at least every three years. Sufficient biographical and other information (including, in the case of a non-executive director seeking re-election, a statement as to their continued effectiveness and commitment) is provided to enable shareholders to make an informed decision. Whilst sympathetic to the principle of 'progressive refreshing', the board is aware that a deep understanding of a Company's business cannot arise instantly on appointment.

In September 2003, Roger Phillimore completed his second three-year term as a non-executive director. After a detailed review involving all board members, it was unanimously decided that Mr Phillimore is independent. Accordingly, a third term of office was offered to, and accepted by, Mr Phillimore.

Directors' remuneration

To provide assurance to the board on the remuneration of directors and senior executives, a *Remuneration Committee* was constituted in November 1993. A *report on directors' remuneration* (which includes a description of the role and activities of the remuneration committee) is set out on pages 14 to 23.

Accountability and audit

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently
- make judgements and estimates that are reasonable and prudent
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Directors' approach

The board's objective is to present a balanced and understandable assessment of the Company's position and prospects, particularly in the annual review, interim report and other published documents and reports to regulators.

The board has established an *audit committee* to assist with this obligation. A report from the audit committee describing its work fully is set out on pages 24 to 26.

Going concern

The directors consider that the Group has adequate resources to continue in operational existence for the foreseeable future, and that it is therefore appropriate to adopt the going concern basis in preparing the financial statements. The directors have satisfied themselves that the Group is in a sound financial position and that it has access to sufficient borrowing facilities to meet the Group's foreseeable cash requirements.

Internal control

The Company has complied and continues to comply with the Combined Code provisions on internal control in that an ongoing process for identifying, evaluating and managing the significant risks faced by the Company was in place during the year under review and to the date of the approval of the accounts, which was regularly reviewed by the board and accords with the Turnbull guidance on internal controls.

For the avoidance of doubt, while the board has overall responsibility for the Company's system of internal control, management is responsible for implementing agreed board policies. Systems of internal control can only be designed to manage, rather than eliminate, the risk of failure to achieve the business objectives, and cannot provide absolute assurance against material misstatement or loss. The Company has an internal audit function which, to maintain independence and objectivity, is outsourced to an external provider.

The board is responsible for reviewing the effectiveness of the system of internal control, including financial, operational and compliance controls and systems for the identification and management of risk, and has (with the assistance of the audit committee) undertaken such a review as part of the process of compiling this report. Whilst the audit committee routinely meets with both the internal and external auditors and discusses matters of internal control, it also performed (on behalf of the board) a specific review following the year-end. This included reviewing a detailed summary of all internal audit findings and assessing a report summarising key performance indicator data relating to the material risks facing the Company. Further information on the process for the identification of these key risks is set out below.

Risk management

During the year, management created a *risk and SHEC committee*, whose terms of reference were endorsed by the audit committee and the board. SHEC risks comprise safety, health, environmental and community matters. This committee is chaired by the chief executive and comprises senior executives from within the Group who have the knowledge to review, but generally not line management responsibility for, their focus areas. It reports to the audit committee, whose chairman attends its meetings as of right.

For many years, a continuous process has been in place for identifying, evaluating and managing the significant risks faced by the Company. In August 2004 this was reviewed and significantly enhanced. The principal components of the Company's approach to the identification and management of risk now comprise the following:

- the identification and evaluation of the raw risk exposure
- an assessment of the probability of the risk occurring, enabling the unmitigated risk exposure to be calculated
- the assignment of a 'champion', who is best placed to take responsibility for the management of the given risk, and who is charged with developing and implementing detailed risk mitigation plans
- an assessment of any residual exposures which remain, assuming all elements of the risk mitigation plan function as intended. This remaining risk is termed the mitigated risk exposure or risk control gap.

The board has agreed a tolerance level for mitigated risk exposures, and it is the job of operational management to ensure that it plans and acts to identify all new sources of risk, ensure that its mitigation steps function effectively and that no one single risk exposes the Company to a probability-weighted amount in excess of the stated board tolerance.

Corporate social responsibility

The Company faces very significant social, environmental and ethical risks. Whilst these are identified and assessed in the same way as all other risks facing the Group, particular attention is paid to the management of these matters. Safe production is of paramount importance to the Company, and safety is always the first agenda item at management meetings. Lonmin plays a full part in helping South Africa to address the HIV/AIDS pandemic, including the provision of condoms and anti-retroviral drugs to our employees. Lonmin must maintain sufficiently good relations with the communities who host our operations to earn its moral licence to operate. In particular, this requires that we take particular care of the natural environment, and also invest in the communities who live on or alongside our property.

In recognition of the importance of these areas, the Company's short term incentive schemes for senior management contain material elements relating to safety, environment and community measurements, while key individuals have these items and health matters as personal objectives forming part of their incentive plans. Further explanation is contained in the remuneration report on pages 14 to 23.

A full explanation of Lonmin's approach and actions in these areas is contained in the 2004 Corporate Sustainability Report available from the company secretary, or which can be downloaded from the Company website, www.lonmin.com. The website contains significant amounts of additional information on our corporate social responsibility programme in support of the formal report.

Relations with shareholders

The Combined Code encourages a dialogue with institutional shareholders based on the mutual understanding of objectives. The directors have regular dialogue with institutional shareholders, where they believe this to be in the interests of shareholders generally. Detailed written feedback from these visits is shared with the board, and a summary of the views expressed is presented to the next board meeting. In addition, the chairman wrote to the Company's top twenty shareholders during the year to offer meetings with either himself or the senior independent director, if required, to discuss governance, strategy or any other matters shareholders wished to raise. Copies of analysts' notes on the Company are circulated to all directors, as are summaries of analysts' opinions collected anonymously by the Company's financial PR advisors.

The Combined Code urges boards to use the Annual General Meeting to communicate with private investors and to encourage their participation, as well as offering some detailed guidance on procedure in connection with AGMs. The board has followed these particular principles for many years, but adopted electronic poll voting on all resolutions at its 2004 AGM. This enables the votes of all shareholders to be taken into account, whether they are able to attend the meeting or not, as well as providing a more discreet and democratic method of voting at the meeting. In recognition of the needs of private shareholders, the Company website (www.lonmin.com) contains a range of investor relations materials, including up-to-date information on the Group's activities and further explanation of the matters contained in the annual reporting documents.

This report was approved by the board on 24 November 2004.

for the year ended 30 September 2004

The report below has been prepared by the remuneration committee and approved by the Board. KPMG Audit Plc have audited the following items stipulated in law for their review:

- the table of directors' remuneration and associated footnotes on page 17, and the disclosure of the items comprising the directors' benefits in kind
- the table of directors' defined benefit pension benefits and associated footnotes on page 18
- the disclosure of directors' defined contribution pension arrangements on page 19
- the data on LTIP awards on page 20
- the table of directors' share option information and associated footnotes on page 22

Role of the remuneration committee

The remuneration committee is a formal committee of the board, and has powers delegated to it under the articles of association. Its remit is set out in terms of reference formally adopted by the board, which were last reviewed in November 2002. A copy of the terms of reference is available on the Company's website, www.lonmin.com.

The primary purposes of the remuneration committee are set out in its terms of reference and are:

- to make recommendations to the board on the Company's framework of executive remuneration
- to determine individual remuneration packages within that framework for the executive directors and certain senior employees
- to oversee the administration of the Company's incentive schemes; and
- to review directors' expenses

all of which it carries out on behalf of the board.

The committee is authorised to seek information from any director or employee of the Group and co-opt any resources (including external professional assistance) it sees fit in order to fulfil its duties.

Minutes of all meetings of the committee are circulated to all directors, and supplemented by a verbal update from the committee chairman at the next board meeting, identifying any material matters which arose from the committee's work. The committee presents a summary of its activities to shareholders and other interested parties by means of this report, and the committee chairman attends the annual general meeting to answer any questions on the committee's activities.

Composition of the remuneration committee

All independent directors, with the exception of the chairman of the board, are eligible to become members of the committee. The board is empowered to appoint or remove members. Any two members of the committee form a quorum.

The committee comprised the following members during the year and to the date of this report, except where stated otherwise:

- Roger Phillimore – an independent director, who has been a member of the remuneration committee and its chairman since September 2002
- Peter Godsoe – an independent director who has been a member of the committee since September 2002.
- Michael Hartnall – an independent director, who has been a member of the committee since May 2003.
- Sir Alastair Morton (until his death on 1 September 2004) – an independent director who had been a member of the remuneration committee since May 1998.

Given their diverse backgrounds and experience, the board believes that the committee members are able to offer a balanced view on executive remuneration issues.

Each member receives an annual fee of £5,000 for serving as a member of the committee or, in the case of the chairman, £10,000. These fees are included in the table of directors' remuneration on page 17.

All members of the committee are provided with full induction into the role of the committee and the operation of its terms of reference on first appointment. Access to training is provided on an ongoing basis to ensure that members are able to discharge their duties.

Throughout the year, the committee was assisted in its work by PricewaterhouseCoopers, an independent firm of remuneration consultants who were appointed by, and report exclusively to, the committee. PricewaterhouseCoopers had no other material involvement with the Company or Group during the year. The company secretary acts as secretary to the committee. In addition, the committee received recommendations from the chief executive in relation to remuneration of executive directors and senior managers. Meetings of the committee are attended by the chief executive and the company secretary, neither of whom do so as of right and who do not attend when their own remuneration is being discussed.

Activities of the remuneration committee

The committee normally meets four times annually, and reports its material findings to the next board meeting. The principal business of these meetings is:

March consideration of option grants or LTIP awards to be made, review of projected short-term incentives for the current year, review of directors' expenses for the quarter to end December.

May: consideration of option grants or LTIP awards to be made after announcement of the interim results, including agreement of the attaching performance condition, review of current policies and practices with advisors, agreement with management of remuneration policy for the financial year in prospect, review of directors' expenses for the quarter to end March.

September: consideration of option grants or LTIP awards to be made, review of projected short-term incentives for the current year and outline scheme design for the new financial year, review of directors' expenses for the quarter to end June.

November: consideration of option grants or LTIP awards to be made, salary review for executive directors and senior executives, approval of detailed short-term incentive scheme design for the financial year, approval for payment of short-term incentives for the prior year, approval of offer of deferred annual bonus plan awards including settling the performance condition, approval of the remuneration report and any relevant AGM business, consideration of offer of savings-related share options, review of directors' expenses for the quarter to end September.

In addition to the routine business described above, the committee also undertook the following activities during the year and in the period to the date of this report in discharging its responsibilities:

- Approval of the terms and conditions of Brad Mills' contract of employment
- Review of a report on pay benchmarking for the senior management team in South Africa
- Review of executive directors' pension provision
- Detailed consideration of the design of the new long term incentive arrangements, and assessment of the feedback received from institutional investors and their representative groups during a consultation exercise.

Due to additional workload detailed above, the committee met six times during the year. Attendance at these meetings was as follows:

Committee member	Number of meetings held during time in office	Number of meetings attended
Roger Phillimore	6	6
Peter Godsoe	6	4
Michael Hartnall	6	5
Sir Alastair Morton (to 1 September 2004)	5	2

The Combined Code

The applicability of the Combined Code is explained on page 9. This report, although prepared under the Old Code, also addresses the various requirements and recommendations relating to directors' remuneration of the New Code, which have been applied as noted in this report. The Company complies and has throughout the year complied with all of the principles and provisions of both the Old Code and New Code. Importantly, no director plays any part in setting his own remuneration.

Remuneration policy and practice

Non-executive directors

The board, with the benefit of independent professional advice, determines the fees of the non-executive directors. When deciding an appropriate level of fee for each non-executive director, the board considers the responsibility and time commitment required of each individual, taking into account the number of meetings each attends, the time required for reading board and other papers, their membership or chairmanship of board committees or (in the case of Sir John Craven) chairmanship of the board, and the significant overseas travel required of all non-executive directors by the Company.

Executive directors

The remuneration committee's objective is to provide the Group with a remuneration policy and framework enabling it to attract, retain and motivate executive directors of the required quality, but without paying more than is necessary for this purpose. In setting the remuneration of individuals within this framework, the committee seeks to give the executive directors every encouragement to enhance the Company's performance whilst ensuring that they are fairly, but responsibly, rewarded for their individual contributions. It also takes into account levels of pay and rates of annual increase elsewhere in the Group. The committee's policy is built on the following principles:

- that base pay should not be excessive, and should therefore be at around median market levels, but that upper quartile performance should lead to potential upper quartile total reward
- that total reward should be capable of reaching top quartile levels, but such that a significant proportion of pay is "at risk"
- that incentive reward must only be earned through achievement of demanding performance conditions, set in a manner consistent with shareholders' interests over all time periods. The committee is sensitive to the broader needs of the business and offers short-term incentives on a 'balanced scorecard' approach to ensure that performance across a range of business-critical areas is measured
- that the incentive plans, performance conditions and levels at which payment is triggered should be designed with the objective that they can be operated throughout the economic cycle
- that the design of the incentive plans must not engender management actions that could expose the shareholders to undue risk
- that accountability and transparency can be maintained and demonstrated at all times.

The committee is alert to the danger of paying more than is necessary, and monitors closely both basic pay and total remuneration for executive directors and senior managers in the light of individual and corporate performance, to ensure that the Company's reward structures remain appropriate.

The committee also monitors the elements and amounts of remuneration paid by comparable companies and takes account of relative performance. Based on advice received from its consultants, the committee believes that the overall values of the remuneration packages of the executive directors are broadly comparable to those awarded by peer group companies.

The committee has proposed, and the board has endorsed, a remuneration strategy based on a carefully balanced blend of fixed pay (comprising basic pay, benefits in kind and membership of an occupational pension scheme) and performance-related pay (comprising participation in the short term incentive arrangements, a deferred annual bonus plan and either the award of shares under the Company's long-term incentive plan or the grant of executive share options). Full details of each element of the proposed remuneration package are set out below. For the year ended 30 September 2004, short-term incentives amounted to 58% of guaranteed pay (being salary plus benefits in kind).

Ultimately, the committee believes that the interests of the directors and senior managers will best be aligned with those of shareholders by requiring that personally significant shareholdings are built up and retained. For this reason, the board has introduced a shareholding policy, which is explained fully below.

Benchmarking methodology
The committee routinely analyses remuneration practices in two groups of comparable companies, the first being UK listed businesses of comparable size and scope to Lonmin, the second being direct international peers in the mining sector with whom we are in direct competition in the recruitment of executive talent. The aim of the remuneration committee is to ensure that our remuneration framework is competitive with the latter without being out of step with the former. In this way, the committee aims to avoid generating excessive reward for Lonmin's directors and senior executives.

Performance graphs
The primary role of the directors is to deliver value to shareholders, and it is against this backdrop that their remuneration must be assessed. The graphs below show the value, at 30 September 2004, of £100 invested in Lonmin's shares five years previously, compared with the current value of the same amount invested at the same date in the FTSE All Share index and the FTSE Mining Sector, assuming dividends are reinvested in each case. The Company is a constituent of both these indices, and the board believes that these comparisons most fairly illustrate the Company's performance in delivering value to shareholders relative to both the market as a whole and its UK listed peers.


220
200
180
160
140
120
100
80
2000
2001
2002
2003
2004
— Lonmin
— FTSE Mining


220
200
180
160
140
120
100
80
60
2000
2001
2002
2003
2004
— Lonmin
— FTSE all share

Directors' remuneration

For the year ended 30 September 2004 the cash costs of the directors' remuneration was as follows:

Director	Salary or fees £	Benefits in kind £	Short-term incentives £	Other (see notes to table) £	**Total for year to 30.9.04 £**	Total for year to 30.9.03 £
Executive directors						
Brad Mills[1]	285,769	189,000	250,000	200,000	**924,769**	–
Ian Farmer	255,959	44,233	224,181	–	**524,373**	371,098
Edward Haslam[2]	237,560	20,478	90,000	–	**348,038**	689,066
Peter Ledger[3]	249,437	33,005	173,619	–	**456,061**	298,197
John Robinson	289,345	25,179	210,769	–	**525,293**	400,976
Non-executive directors						
Sir John Craven	200,000	–	–	–	**200,000**	204,529
Peter Godsoe	60,000	–	–	–	**60,000**	60,000
Michael Hartnall[4]	80,000	–	–	–	**80,000**	24,760
Sam Jonah[5]	28,462	–	–	500,000	**528,462**	50,000
Sir Alastair Morton[6]	57,532	–	–	–	**57,532**	80,000
Roger Phillimore	110,000	–	–	–	**110,000**	107,442

Notes

(1) Brad Mills was appointed to the board on 26 March 2004 and the data above therefore relates to a period of approximately six months. The amount listed under "other" in the table is a cash payment to Mr Mills in partial compensation for the loss of long-term share incentives consequent upon his resignation from the employment of BHP Billiton. The Company also entered into a co-investment plan with him as part of this settlement, further details of which are set out on page 20.

(2) Edward Haslam retired from the board on 26 March 2004 and the data above therefore relates to a period of approximately six months.

(3) Peter Ledger was appointed to the board on 21 November 2002, and the comparative data therefore relates to a period of approximately ten months. In addition to the amounts shown above, in September 2004 the Company 'bought out' the rights of 266 employees in South Africa to receive continuing medical aid payments beyond their normal retirement date, on a basis devised by independent consulting actuaries. Mr Ledger was one of those who surrendered this benefit and received the sum of £36,608.

(4) Michael Hartnall was appointed to the board on 8 May 2003, and the comparative data therefore relates to a period of approximately five months.

(5) Sam Jonah retired from the board on 26 April 2004 and the data above therefore relates to a period of approximately seven months. The amount listed under "other" in the table is an ex gratia payment of £500,000 made to Dr Jonah upon his resignation from the board, consequent upon the sale of the Company's interest in Ashanti to AngloGold, in recognition of his contribution to Lonmin over the twelve years that he served on the board, most of which were in an executive capacity.

(6) Sir Alastair Morton died on 1 September 2004 and the data above therefore relates to a period of approximately eleven months.

(7) No director received any expense allowances or any compensation for loss of office during the year.

(8) Although the Group's functional currency is US dollars, these figures are stated in sterling as the directors' emoluments are predominantly paid in this currency.

ixed pay for executive directors and senior executives

asic pay

Whilst the remuneration committee tends to have regard to overall emuneration, including performance-related elements, individuals nevitably focus on headline basic pay, especially at the point of ecruitment. For this reason, the Company needs to offer salaries at around median market levels so that it is able to attract and etain suitable directors and executives, but without paying more than is necessary.

enefits in kind

Benefits in kind for the executive directors comprise the provision of a fully-expensed car (or, in South Africa, a car allowance), the provision of annual health checks and private medical insurance and, in the case of Mr Haslam and Mr Farmer, a children's education allowance. Mr Mills and, to the date of his retirement Mr Haslam, also benefited from life assurance in excess of the Inland Revenue earnings cap. Mr Mills was also provided with a limited amount of independent financial planning and tax advice, accommodation in London and with a number of flights in view of the fact that his family currently reside in the USA. The Company also provides compensation in lieu of pension benefits for Mr Mills, which is included under benefits in kind in the table. Finally, the Company purchases permanent health insurance in respect of all senior employees in the London office, including the UK-based executive directors.

Pensions

Defined benefit arrangements – Ian Farmer, John Robinson and, to the date of his retirement, Edward Haslam are members of the Lonmin Superannuation Scheme, an Inland Revenue approved final salary scheme which provides benefits for all UK employees of Lonmin Plc. The aim of the scheme is to accure a pension of 2/3 of final pensionable salary over the individual's career, subject to a minimum of 20 years' service being possible. Normal retirement age for all members in service at or after 1 April 1998 is 60; members in service prior to that date can opt to retire at 65.

The scheme is fully funded, when assessed on a conservative ongoing funding basis. Active members contribute 5% of pensionable pay (being basic salary less an amount equal to the basic state pension) to the scheme and the Company has contributed in line with the recommendations of the scheme actuary during the year, as agreed with the trustees.

Commutation of pension is permitted at retirement, so enabling members to exchange part of their pension for a tax-free lump sum, subject to Inland Revenue limits. Pensions accrued since 6 April 1997 are (once in payment) increased each year by the lower of 5% and the increase in UK retail price inflation (RPI). Pensions in excess of any Guaranteed Minimum Pension accrued prior to 6 April 1997 will increase by the lower of three per cent and the increase in RPI.

In the event of death:
- whilst in service, a lump sum equal to four times salary is payable together with a pension to a qualifying spouse or dependant of two-thirds of the pension that would have become payable to the member at age 60. In certain circumstances where there are young children or children in full-time education or vocational training, an allowance may also become payable to them
- after leaving service but prior to retirement, a pension would be payable to a qualifying spouse or dependant
- after retirement, a spouse's pension of two-thirds of the member's pre-commutation pension would be payable, revalued to the date of death. If the member's death occurs within five years of retirement, the balance of the five years' unpaid pension would also be payable.

The Inland Revenue earnings cap restricts both pension and life assurance benefits for higher paid employees who became members of their scheme on or after 1 June 1989. It does not apply to Ian Farmer and John Robinson, each being members before that date. The cap applied to Edward Haslam and as a consequence he benefited from an unfunded retirement benefit scheme operating on a defined benefits basis, which is included in the data disclosed below. As noted above, the cap applies to Brad Mills as regards life assurance and the premium paid is included within benefits in kind in the remuneration table.

Prior to joining the UK scheme on 12 November 1999, Mr Haslam was a member of The Lonmin Superannuation Scheme (Overseas). This plan was established in Jersey to provide benefits broadly similar to those under the UK scheme for those directors and senior executives
of the Group employed overseas. Mr Haslam had accrued benefits in this scheme as a deferred member, which are included in the numerical disclosures.

Further details of the executive directors' defined benefit pension entitlements are:

Director	Additional pension earned in the year net of inflation[1] £	Accrued pension at 30.9.04 (or earlier date of retirement)[2] £	Transfer value of accrued pension at 30.9.03 £	Transfer value of accrued pension at 30.9.04 (or earlier date of retirement) £	Increase in transfer value[3] £	Employee contribution paid in the year £	Increase in transfer value net of inflation and employee's contributions[4] £
Ian Farmer	4,590	85,747	644,050	828,890	184,840	12,597	172,243
Edward Haslam[5]	2,571	92,384	2,446,970	2,734,260	287,290	2,475	284,815
John Robinson	5,133	137,647	1,529,450	1,839,140	309,690	14,266	295,42[illegible]

Notes:
(1) This additional pension earned in the year is stated after making allowance for UK retail price inflation of 3.1% year-on-year. There were no changes to the basis on which benefits accrued during the year.
(2) The pension entitlement shown above is that which would be paid annually on retirement at age 60, but based on service to 30 September 2004. The normal retirement date for Ian Farmer is 25 March 2022 and for John Robinson is 4 August 2014.
(3) The increase in transfer value represents the additional capital amount necessary to fund the increase in the accrued pension that the director would be entitled to take with him as part of the total transfer value, were he to leave the Company and move his benefits to another scheme. The figure therefore reflects prevailing market conditions at the date on which it is evaluated. For clarity, the transfer value is not a sum due to the director.
(4) This adjusts the increase in transfer value to reflect both inflation of 3.1% and the fact that the director has shared in the funding of the increased pension provision by contributing 5% of his pensionable pay to the scheme.
(5) Edward Haslam retired on his normal retirement date of 17 April 2004 and the closing figures quoted in the table refer to that date. As at 30 September 2003, Mr Haslam had accrued pension benefits of £87,138 pa and a cash lump sum of £725,575. The pension put into payment on 17 April 2004 was £92,384 pa as shown in the table, and a cash lump sum of £769,105 was payable in addition, of which £508,961 was paid by the Group in discharge of an Unfunded Unapproved Retirement Benefits promise, which had accrued during Mr Haslam's long service with the Group. Due to the complex nature of his pension promise, the figures as at 30 September 2003 have been restated to reflect the proportion of pension he sacrificed to provide a cash lump sum on retirement, in order to enable a meaningful comparison to be drawn.

The pension entitlements shown exclude any benefits that might be attributable to additional voluntary contributions.

Defined contribution arrangements – Peter Ledger is a member of the Sentinel Mining Industry Retirement Fund, an industry-wide defined contribution plan established in South Africa. Members contribute 7.5% of their salaries and their employer contributes a total of 20.52%, which the fund uses to provide retirement, disability and death benefits. For the year ended 30 September 2004, these employer contributions amounted to £31,722 (R376,473).

Pensions generally – No element of any director's remuneration other than basic salary is pensionable. Except as disclosed above, the Company has given no undertakings to arrange or bear the cost of any other pension benefits for any director. No former director enjoys pension benefits in excess of those provided, in accordance with the provisions of the trust deeds and rules, to all members of the relevant scheme.

The committee is monitoring the Pensions Bill and the Inland Revenue proposals on their tax treatment, and the gradually unfolding debate on these issues. At this time, no detailed proposals have been considered by the committee as to how best the Company can treat pensions within its remuneration framework. For the time being, therefore, the current arrangements will remain in full force and effect.

Performance-related pay for executive directors and senior executives

Short-term incentive arrangements

The committee believes that participation in a short-term incentive scheme enhances the focus of the executive directors and key senior executives by providing a meaningful incentive to out-perform. During the year, and as signalled in last year's remuneration report, the cash bonus scheme first introduced for all directors in 2002 was further developed into a balanced scorecard system.

The scorecard for the year measured performance under four broad headings, each comprising at least three measures, being as follows (the weighting generally attaching to each component is quoted as a percentage of overall bonus opportunity):

- SHEC matters (15%) – relating to number of fatalities, community satisfaction with Lonmin as a neighbour, and the Company's management of environmental risks.
- Shareholder alignment (45%) – comprising earnings before interest and taxation, economic value added and free cash flow.
- Production and growth (20%) – based on primary production of platinum, unit cost control in local currency terms and the efficiency of the capital expenditure programme.
- Personal objectives (20%) – four or more projects which are judged to be of material importance to securing the Company's future and which could be objectively assessed.

For each element, three levels of attainment were set – threshold (being the minimum level of attainment for which the committee felt a payment could be warranted), target (being based on the Company's budget) and stretch (representing a significant level of outperformance and also acting as a cap on the bonus due for that element). The scheme design provided for payment of 75% of base salary to executive directors (100% in the case of the chief executive) for overall performance at the target level, with threshold and stretch for each element being 75% and 150% of the target level respectively.

All results have been independently reviewed (including where appropriate scrutiny by the external auditors) and the committee has subjected the scorecard to a detailed assessment before authorising payment. For the year under review, individual bonuses due were largely at or around the target level. Of the bonus resulting, 2/3 is settled in cash and a minimum of 1/3 (on an after tax basis) is invested in the Company's deferred annual bonus plan on behalf of the executive concerned.

Of necessity, the design of bonus plans will evolve from year to year, in line with the Company's strategic needs. The committee monitors the competitive environment and will devise amended or new plans in future years to ensure that the Company can continue to recruit, retain and motivate the most able senior executives, and that they are given the clearest possible incentive to deliver exceptional value to shareholders. However, the plan for the year to 30 September 2005 is almost identical in design to that of the prior year, save that the component weightings have been varied on an individual basis.

Deferred annual bonus plan

As noted above, a minimum of one third of the net cash bonus due to each executive is invested in this plan, with executives able to elect to invest any amount up to the whole of their net bonus. The funds invested are used to buy Lonmin shares in the open market via a trust, administered independently of the Group. At the date the shares are purchased, the trustees make a 'matched award' to the executive which, subject to the attainment of performance conditions, could enable matching of the number of shares bought by the executive of up to one for one, on an after tax basis. The purpose of the plan is therefore to provide directors and executives with a direct personal stake in the delivery of value to shareholders, and to ensure that the interests of management and shareholders are demonstrably and fully aligned.

The performance criterion attaching to any awards under this plan is identical to that applied under the long-term incentive plan, save that there is a different vesting schedule, being:

Level	Relative TSR	Percentage of reward released
Threshold	50th percentile (median)	50%
Target	60th percentile	75%
Stretch	75th percentile (upper quartile)	100%

No awards were made during the year or to the date of this report, as the first cycle of the short-term incentive arrangements has only now ended, and the offer of participation in this plan can only follow completion of the year-end audit and confirmation of the bonus to be paid.

Co-investment plan
The deferred annual bonus plan forms the basis of a co-investment plan entered into with Brad Mills in partial compensation for the loss of his long-term share incentives upon leaving the employment of BHP Billiton to join the Company. Mr Mills is the sole participant in this arrangement which applied from his date of appointment, and under which the Company paid £1,205,994 into its employee benefit trust on 19 May 2004. The trustees applied this money to the purchase of 124,362 Lonmin shares in the open market on the same date, which will be held in trust for three years and are at risk of forfeiture if his employment is terminated by the Company with cause during that period. The trustees made a 'matching award' of up to a maximum of 104,869 Lonmin shares to Mr Mills (having a matching value at the time the plan was first agreed), which may be transferred to him at the end of the three-year period, if stretching performance conditions are met. Half of the award is linked to the TSR growth target used in the Company's Deferred Annual Bonus Plan (and must at least equal the median of the comparator group) with the vesting of the other half linked to absolute growth in the Company's share price over the period (which must be at least 20%). A vesting schedule attaches to each part of the performance condition, and the maximum award can only vest for performance at the most stretching levels on both tests, being total shareholder return in the first quartile and share price growth of 50% over the performance period. Participation in this plan is not pensionable.

Long-term incentive plan
This plan is designed to ensure that the Company can offer long-term incentives to executive directors and senior managers that do not rely on share price appreciation to deliver the desired benefit, as is the case with traditional share option schemes. The committee believes that it is vital to be able to offer such incentives to ensure that those best placed to deliver value for shareholders have a direct personal interest in so doing.

An 'award' under this plan entitles the recipient to receive shares at no cost, subject to attainment of a stretching performance condition. This compares the total return accruing to Lonmin shareholders over three years assuming dividend re-investment ("TSR") with that of thirteen mining or mining-related companies, being:
- Anglo American plc
- Anglo American Platinum Corporation Limited
- AngloGold Ashanti Limited
- Aquarius Platinum Limited
- BHP Billiton plc
- Engelhard Corporation
- Gold Fields Limited
- Impala Platinum Holdings Limited
- Inco Limited
- Johnson Matthey plc
- Rio Tinto plc
- WMC Resources Limited
- Xstrata plc.

There is a single test only, three years after the date of award, with three levels of attainment; threshold, target and stretch, and straight-line interpolation between these points. The potential reward profile is as follows:

Level	Relative TSR	Percentage of reward released
Threshold	50th percentile (median)	35%
Target	70th percentile	50%
Stretch	92nd percentile	100%

This condition was chosen as it most closely aligns the individual participants' interests with those of shareholders.

On 20 July 2004 the first awards were made under this plan to all four executive directors, and a number of senior executives. The share price on that date was 949p. None of the awards have vested and the performance conditions will be assessed on 20 July 2007. Details are as follows:

Director	Maximum number of shares contained in the award
Ian Farmer	26,773
Peter Ledger	27,831
Brad Mills	78,451
John Robinson	30,266

Executive share option schemes
Eligibility to participate in these schemes is not subject to a performance criterion, and executive directors are therefore eligible to receive a grant of options, subject to two caveats:
- the rules of the scheme preclude the grant of an option to anyone in the final year of employment before retirement

- the Company has previously indicated that it would not normally make an award under the LTIP and grant an option to anyone in the same year.

No options were granted to the executive directors during the year.

The purpose of the scheme is to provide directors and employees with an incentive to deliver value to shareholders and, by exercising their option, to benefit directly from their contribution to furthering the interests of the Group. Since 1994, this has been achieved by making the exercise of options by all participants subject to stretching but realistic performance conditions relating to the delivery of value to shareholders, which must be met before the option can be exercised. Details of these for the Company's various executive share option schemes are as follows:

Options granted before 1994 – in common with virtually all plans at that time, and in full accord with best practice then in force, exercise was not subject to attainment of a performance condition.

Options granted in or after 1994 but before 1998 – exercise was subject to attainment of the performance condition that, over a consecutive three-year period, the total return to shareholders was greater than the total return on the FTSE Actuaries All-Share Index during the same period. That condition was attained during 2000 and the options granted during this period became exercisable.

Options granted in or after 1998 but before 2002 – exercise was subject to attainment of a similar performance condition. However, to relate the condition specifically to the industry in which we operate this required that the total return to shareholders over a consecutive three-year period must be greater than the total return on the Mining Sector of the FTSE Actuaries Share Indices. The conditions attaching to the options granted in 1998, 1999 and 2000 were attained in 2001, 2002 and 2003 respectively and these options became exercisable. The condition attaching to options granted in 2001 has not yet been satisfied and these options have not become capable of exercise.

Options granted in or after 2002 – whilst exercise remains subject to achievement of total shareholder return greater than that on the Mining Sector of the FTSE Actuaries Share Indices, this must be achieved in one of the periods of three, four, five or six years following the date of grant, in each case relative to a fixed base year. These options were granted, in the main, to our management team in South Africa where there is severe competition for talent at all levels of the business. The options play a pivotal role in retention and our primary concern is how attainable the incentive reward will prove to be in practice. The remuneration committee is satisfied that the offer of a limited amount of re-testing is a prudent step to ensure that Lonmin can continue to retain and motivate the best people in the South African PGM industry. Further information on the performance condition is given in note 23 to the accounts.

The Company routinely monitors whether these performance conditions have been met by reference to data supplied by independent external advisers.

Lonmin Plc Share Plan

There is a limited availability of proven and experienced managers in South Africa, which generates a need for specific retention arrangements. To this end, in September 2001 the Company introduced the Lonmin Plc Share Plan, under which shares are conferred on selected key managers of Lonmin Platinum (but not the Company) over a five-year period. For administrative and other reasons the trust has not allocated shares outright to participants but instead granted options, of which those over 323,280 shares are outstanding, at a price of £0.01 per share. This is designed as an employee retention scheme, although there is an inherent incentive element since participants will benefit from any increase in the Lonmin share price. Following the introduction of the deferred annual bonus plan and long-term incentive plan, no further awards are intended to be made under this scheme.

Peter Ledger was granted and exercised options under this plan prior to his appointment as a director and the resulting shares are included in the table of shareholdings on page 7. No other directors participate in this arrangement.

Sharesave

The Company offers an Inland Revenue approved savings-related share option scheme to all UK-remunerated employees, including certain of the executive directors. Under this scheme, the participant enters into a savings contract and in return is granted an option over the Company's shares to be funded by the balance on their savings account at the end of the contractual savings period. The option price may, at the board's discretion, be at a discount of up to 20% to the prevailing mid-market price at the date of invitation. The Company has historically granted all such options with a 20% discount, including that granted to John Robinson during the year and reflected in the table overleaf.

Share schemes generally

Except under the savings-related share option schemes and the Lonmin Plc Share Plan, no options have been granted that have an exercise price at a discount to the market price at the time the exercise price was set. No options have been granted to non-executive directors. Directors are strongly encouraged to hold the shares issued to them upon the exercise of options.

The options held by directors over ordinary shares of the Company are set out in the table below:

	Number of shares under option							Options exercised				
	01.10.03 Shares of US$1	30.09.04 (or earlier date of resignation) Shares of US$1	Exercise price Pence	Scheme[1] and performance condition[2]	Date of grant	Date from which normally first exercisable	Date on which option lapses	Date of exercise	Number of shares	Exercise price Pence	Market price[3] Pence	Notional pre-tax gain[4] £
Ian Farmer												
	60,000	60,000	668.5	(b)(2)	8.6.00	8.6.03	8.6.10					
	2,018	2,018	836	(c)(4)	15.6.01	1.8.06	31.1.07					
	24,400	24,400	1150	(b)(3)	1.7.02	1.7.05	1.7.12					
	2,600	2,600	1150	(a)(3)	1.7.02	1.7.05	1.7.12					
	27,000	27,000	942	(b)(3)	30.9.03	30.9.06	30.9.13					
	116,018	116,018										
Edward Haslam[5]												
	90,000	90,000	668.5	(b)(2)	8.6.00	8.6.03	8.6.10					
	2,018	2,018	836	(c)(4)	15.6.01	1.8.06	31.1.07					
	45,400	45,400	1150	(b)(3)	1.7.02	1.7.05	1.7.12					
	2,600	2,600	1150	(a)(3)	1.7.02	1.7.05	1.7.12					
	140,018	140,018										
Sam Jonah[6]												
	31,324	–	434.1664	(b)(1)	4.8.94	4.8.97	4.8.04	05.02.04	31,324	434.1664	1072	199,795
	31,324	–										
Peter Ledger												
	60,000	60,000	668.5	(b)(2)	8.6.00	8.6.03	8.6.10					
	22,170	22,170	1150	(b)(3)	1.7.02	1.7.05	1.7.12					
	23,000	23,000	942	(b)(3)	30.9.03	30.9.06	30.9.13					
	105,170	105,170										
John Robinson												
	7,986	–	216	(c)(4)	9.9.98	1.11.03	30.4.04	27.11.03	7,986	216	1045.5	66,244
	60,000	60,000	668.5	(b)(2)	8.6.00	8.6.03	8.6.10					
	24,400	24,400	1150	(b)(3)	1.7.02	1.7.05	1.7.12					
	2,600	2,600	1150	(a)(3)	1.7.02	1.7.05	1.7.12					
	27,000	27,000	942	(b)(3)	30.9.03	30.9.06	30.9.13					
	–	1,886	840	(c)(4)	15.12.03	1.2.09	31.7.09					
	121,986	115,886										

Notes:

(1) The share option schemes under which these options were granted are:
   (a) The Lonmin Share Option Scheme 1994
   (b) The Lonmin Executive Share Option Scheme (formerly The Lonmin Overseas and Associate Share Option Scheme 1994)
   (c) The Lonmin Savings Related Share Option Scheme 1994.

(2) The performance conditions are fully explained in the narrative above, but are briefly:
   (1) TSR exceeds that achieved on the FTSE All-Share index over any 3 years
   (2) TSR exceeds that achieved on the FTSE mining sector over any 3 years
   (3) TSR exceeds that achieved on the FTSE mining sector over 3, 4, 5 or 6 years
   (4) No performance condition is attached to sharesave options

(3) The market price is the closing middle market quotation for Lonmin shares on the date of exercise.

(4) The notional pre-tax gain is the difference between the market price and the exercise price. The total notional pre-tax gains made by directors exercising options during the year was £266,039 (2003 – £66,938). This figure is notional only as Mr Robinson retained the shares issued to him upon exercise of his option and may be subject to capital gains tax on any sale.

(5) Subsequent to his resignation as a director, Edward Haslam exercised the options granted to him in 2000 and 2001. The remuneration committee has exercised its discretion to allow him a period of twelve months from his date of leaving employment in which to exercise his remaining options, as reflected in the table above.

(6) Although he was latterly a non-executive director, Dr Jonah was permitted to retain options granted to him during the term of his executive directorship. No options were granted to him whilst he was a non-executive director.

(7) Save as disclosed above, no options were held by directors, or were exercised or lapsed during the year. There were no changes from 30 September 2004 to the date of this report.

(8) The closing middle market quotation for the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, was 1095p on 30 September 2004, and the price ranged between 910p and 1245p during the financial year.

Directors' shareholding obligation
Ultimately, the committee believes that the most powerful way of ensuring that the actions of the directors are best aligned with shareholders' interests is for the directors to build up and retain personally significant holdings of the Company's shares. As a matter of policy, the board expects all directors to acquire a shareholding (including vested but unexercised share incentives), over the five years to 30 September 2008, equal in value to 100% of their basic pay (or, in the case of non-executive directors, fees), and 150% in the case of the chief executive. In this way, shareholder value becomes a paramount principle underlying all board decisions, since real personal wealth will be at stake. Failure to achieve these targets may result in exclusion from participation in some or all of the incentive schemes that the Company operates. Details of the directors' shareholdings are set out in the directors' report on page 7.

Service contracts
The Company complies fully with the provisions of the new Combined Code relating to service contracts.

Ian Farmer is employed under a contract with the Company dated 15 October 2001, and John Robinson holds a contract with the Company dated 1 April 1999 (most recently amended by a variation dated 15 October 2001). These are identical rolling contracts terminable on 364 days' prior written notice given by either the Company or the individual, save for gross misconduct and certain other circumstances which may result in summary dismissal. In the event of termination, the Company is entitled to impose a period of 'gardening leave' of up to six months, if it so chooses.

Edward Haslam was employed until his normal retirement date, 17 April 2004, under a service contract with the Company dated 18 October 2002, which is in identical terms to those of Messrs Farmer and Robinson.

Peter Ledger is based in South Africa and has a contract with the Group dated 6 October 1988, most recently amended by a variation dated 25 November 2002. He is employed on a rolling contract, terminable on 364 days' prior written notice by either the Company or the individual.

Brad Mills is employed under a service agreement dated 4 February 2004. In order to secure his services, it was agreed that during the first year of his appointment, the notice period would be 24 months (from the Company) and 18 months (from Mr Mills), each reducing by one month for every complete month of employment, and that after the first anniversary of his appointment (being 26 March 2005) the notice period would therefore be 12 months (from the Company) and 6 months (from Mr Mills). The contract also contains provisions for gardening leave and payment in lieu of notice, at the Company's discretion.

The remuneration committee would be responsible for settling any payment to be made if a director's employment ended, and would have full regard to the provisions of the Combined Code and other components of best practice in this area. The committee would have regard to the individual's legal duty to mitigate their loss when settling any compensation due following termination of employment.

The non-executive directors are each appointed for a fixed period of three years, subject to the provisions of the Company's articles of association for retirement by rotation and for earlier cessation for any other reason. No compensation would be payable to non-executive directors for loss of office, save for any arrears of fees.

Non-Group directorships
Save as noted below, no executive director holds any executive directorship or appointment outside the Group. It is both the Company's policy, and generally a requirement of the individual's contract of employment, that no executive director may take up such an appointment without the approval of the board.

The board believes that in the right circumstances the holding of non-executive directorships and similar appointments by executive directors can be useful and appropriate if they help those involved gain additional skills and experience, or promote the interests of the Group, and do not necessitate an excessive time commitment. Whilst it would be considered on a case-by-case basis, any individual holding such a role outside the Group would generally be permitted to retain any fees or other payments relating to that appointment.

Ian Farmer is a non-executive director of the International Platinum Association and Furuya Metals Co. Ltd, a Japanese company undertaking significant research and development into uses for PGMs in which Lonmin has an equity investment. He currently acts as the interim chief executive of Incwala Resources (Pty) Limited, although the search for a permanent successor is currently well advanced. Mr Farmer does not receive any remuneration in respect of his services to any of these organisations.

This report was approved by the board on 24 November 2004.

Roger Phillimore
Chairman, remuneration committee

Audit Committee Report

for the year ended 30 September 2004

Role of the audit committee

The audit committee is a formal committee of the board, and has powers delegated to it under the articles of association. Its remit is set out in terms of reference formally adopted by the board. These were reviewed during the year to incorporate the provisions of the new Combined Code on Corporate Governance, including the recommendations originally contained in the Smith Report. A copy of the terms of reference is available on the Company's website, www.lonmin.com.

The primary purposes of the audit committee are set out in its terms of reference and are:

- to monitor the integrity of the Company's financial statements and announcements relating to its financial performance, reviewing significant financial reporting judgements
- to keep under review the effectiveness of the Company's internal controls and risk management systems
- to monitor the effectiveness of the internal audit function and review its material findings
- to oversee the relationship with the external auditors, including reviewing their remuneration and terms of engagement, monitoring their independence, objectivity and effectiveness and ensuring that policy surrounding their engagement to provide non-audit services is appropriately applied.

The committee is authorised to investigate any matters within its terms of reference, access all Group documents and information, seek information from any director or employee of the Group and co-opt any resources (including external professional assistance) it sees fit in order to fulfil its duties. However, the committee has no executive function and its primary objective is to review and challenge, rather than assume responsibility for any matters within its remit.

Minutes of all meetings of the committee (save those recording private discussions with either the internal or external auditors) are circulated to all directors, and supplemented by a verbal update from the committee chairman at the next board meeting, identifying any matters in respect of which action or improvement is required, and making recommendations where appropriate. The committee presents a summary of its activities to shareholders and other interested parties by means of this report, and the committee chairman attends all general meetings of the Company's shareholders to answer any questions on the committee's activities.

The committee assessed its effectiveness at a meeting in November 2004. To do so, members of the committee, the external auditors and members of the management team who assist the audit committee in their work all provided their opinions on the effectiveness of the committee, the flow of information, relationships with management and advisors and the appropriateness of the terms of reference. All of these views were summarised into a formal report to the board by the chairman. The committee separately discussed the effectiveness of the chairman of the committee (in his absence), which also formed part of the report to the board. There were no matters arising which the committee or board felt necessitated change.

Composition of the audit committee

All independent directors, with the exception of the chairman of the board, are eligible to become members of the committee. The nomination committee will recommend any appointments or removals to the board, which is responsible for the composition of the committee. The committee has at least three members, all of whom must be financially literate, and any two members form a quorum.

The committee was comprised of the following members during the year and to the date of this report, except where stated otherwise:

- Michael Hartnall – an independent director, who has been a member of the committee since 8 May 2003 and its chairman from 1 October 2003. A chartered accountant, Mr Hartnall was for 16 years until 2003 the finance director of Rexam plc, a multinational manufacturer of consumer packaging where his responsibilities included finance, internal control, risk management and corporate governance. He was also a member of the Hampel Committee which produced the first version of the Combined Code in 1998. The board has judged that he has the significant, recent and relevant financial experience necessary to chair the committee
- Roger Phillimore – an independent director and a member of the audit committee since May 1998
- Sir Alastair Morton (until his death on 1 September 2004) – an independent director who had been a member of the audit committee since May 1998.
- Peter Godsoe – an independent director and chartered accountant who was appointed to the audit committee on 23 September 2004.

Biographical details of each director are set out on page 18 of the annual review which accompanies this document.

Each member receives an annual fee of £7,500 for serving as a member of the committee or, in the case of the chairman, £17,500. In addition, Mr Hartnall receives a fee of £7,500 for attending meetings of the Company's Risk and SHEC committee. These fees are included in the table of directors' remuneration on page 17 of this document.

All members of the committee are provided with appropriate induction into the role of the committee and the operation of its terms of reference on first appointment. Access to training is provided on an ongoing basis to ensure that members are able to discharge their duties.

Meetings of the committee are attended by the chief executive, the chief financial officer, the group financial controller and the company secretary (who acts as secretary to the committee), none of whom do so as of right. The external auditors attend all committee meetings and a private meeting is routinely held with them to afford the opportunity of discussions without the presence of management. The internal auditors attend all committee meetings held in South Africa and are similarly afforded private meetings with the committee.

Internal audit

Throughout the year, Ernst & Young acted as internal auditors to Lonmin. They provided no other material services to the Group. A total of eighteen assignments were undertaken during the year across a broad cross-section of activities identified by both management and the audit committee. Internal audit reports are agreed with operational management and then delivered to the managing director of Lonmin Platinum and to the chief financial officer, with material findings and recommendations then summarised to the audit committee, who receive regular presentations from the internal auditors. The audit committee reviews the effectiveness of the internal auditors annually.

External audit

KPMG Audit plc acted as the external auditors to the Lonmin Group throughout the year. The lead audit partner is based in London and supported by a second audit partner based in Johannesburg. Non-audit fees incurred during the year amounted to $0.5 million, equating to approximately 70% of the total Group audit fee, and relate solely to the provision of taxation advisory services and advice on accounting practice, including the transition to international financial reporting standards. The committee, whose prior approval of non-audit services is generally required, is satisfied that the level of these fees are not material relative to the income of the audit offices and firm as a whole, and that the nature of the services provided is appropriate and in line with the Company's policies in this area. The audit committee appraised the qualifications, expertise and resources, independence and objectivity of KPMG and also reviewed their effectiveness as external auditors before reaching the recommendation to the board that their re-election should be proposed to shareholders.

Activities of the audit committee

The committee normally meets four times annually, and reports its material findings to the next board meeting. The principal business of these meetings is:

March (in South Africa): review of matters arising from the prior year audit; approval of scope of the external auditors' proposed review of the interim accounts and the fees to be charged; approval of the scope and fees for the external audit of the full year accounts; review of non-audit services to be provided by the external auditors; approval of the terms of the external auditors' engagement letter; review of the work of the internal auditors in the year to date and their principal findings; receive an update on the work of the Risk and SHEC committee and any material matters arising; review of capital expenditure in the year to date; private meeting with the internal auditors.

May: approval of the letter of representation from management to the external auditors relating to the interim accounts; receive a report from the external auditors following their review of the interim accounts; assessment of any material exercises of judgement by management; review of the interim report (including the accounts) and consider whether to recommend the same to the board; receive an update on the work of the Risk and SHEC committee and any material matters arising; review of the Company's proposed ethical framework including the whistle-blowing arrangements in force; private meeting with the external auditors.

September (in South Africa): review of the effectiveness of the internal auditors; review of the work of the internal auditors and their principal findings; approval of the scope and focus of the internal audit programme and internal audit fees for the forthcoming financial year; further review and final confirmation of the external auditors' plan for the year end audit; receive an update on the work of the Risk and SHEC committee and any material matters arising; review of the effectiveness of the audit committee, assessment of the relevance of its terms of reference and agreement of any recommendations for change to the board; private meeting with the internal auditors.

November: approval of the letter of representation from management to the external auditors relating to the accounts; receive a report from the external auditors following their review of the full year accounts; assessment of any material exercises of judgement by management; consideration of the 'going concern' statement; review of the annual reporting documents (including the accounts) and consider whether to recommend the same to the board; review of the independence, objectivity and effectiveness of the external auditors and formulation of a recommendation to the board as to whether or not their re-appointment should be proposed to shareholders; review of the effectiveness of internal controls and risk management systems during the year prepared by management; private meeting with the external auditors.

In addition to the routine business described above, the committee also undertook the following activities during the year and in the period to the date of this report in discharging its responsibilities:

- Receiving a presentation from independent consultants on the principles underlying the estimation and calculation of ore resources and reserves, including an outline of applicable international standards; assessing the practices and procedures of Lonmin Platinum in this regard, including a review of how direct peers approach this subject.

- A detailed review of the capital expenditure control environment, including an analysis of the basis of calculation of the hurdle rate applied in appraising projects.
- A review of the Group's principal treasury policies, including the basis on which the currency of borrowings is determined.
- Reviews of the principal risks facing the Group, including detailed consideration of the Company's policies and practice on HIV/AIDS and the provision of anti-retroviral therapy, environmental risks, compliance with applicable law and the Company's tax compliance position.
- Review of the financing of defined benefit pension schemes, including the provision to be made in connection with the closure of the SUITS pension scheme and the appropriate accounting treatment.
- Receiving an update on relevant new accounting standards and the accounting treatment required for treasury shares; receiving a detailed update on the Company's planning for the move to International Accounting Standards.
- Review of the strategy underlying the Company's risk financing and insurance arrangements.
- Reviewing the circular to shareholders issued in connection with the investment in Incwala Resources and purchase of shares in our operating subsidiaries from the Impala Group.

Due to additional workload detailed above, the committee met five times during the year. Attendance at these meetings was as follows:

Committee member	Number of meetings held during time in office	Number of meetings attended
Michael Hartnall	5	5
Roger Phillimore	5	5
Sir Alastair Morton (to 1 September 2004)	3	2
Peter Godsoe (from 23 September 2004)	–	–

This report was approved by the board on 24 November 2004

Michael Hartnall
Committee Chairman

Nomination Committee Report

for the year ended 30 September 2004

Role of the nomination committee
The nomination committee is a formal committee of the board, and has powers delegated to it under the articles of association. Its remit is set out in terms of reference that were formally adopted by the board in July 2002. These are available from the Company, and displayed on its website, www.lonmin.com.

The primary purpose of the committee is, in consultation with the chairman, to recommend any proposed changes to the composition of the board, and to instigate and manage the recruitment process.

Composition of the nomination committee
Throughout the year and to the date of this report the committee comprised Roger Phillimore (chairman) and Peter Godsoe, both of whom are independent non-executive directors. A quorum for a meeting of the committee is two members. In the event that one of the members of the committee has a conflict of interests, the chairman will act as an alternate member.

Each member receives an annual fee of £5,000 for serving as a member of the committee or, in the case of the chairman, £7,500. These fees are included in the table of directors' remuneration on page 17.

The committee is supported by the services of the company secretary, who acts as secretary to the committee, and it has full access to the chief executive and chairman of the board. It is also empowered to appoint search consultants, legal, tax and other professional advisors as it sees fit to assist with its work, and to co-opt such resources as it requires to fulfil its duties.

Activities of the nomination committee
All recommendations for board appointments are made on merit and against objective criteria. A job specification is drawn up which includes, in the case of non-executive appointments, an estimate of the time commitment required. Generally, the committee will engage executive search consultants to ensure objectivity.

During the year, in addition to other matters the committee considered the recruitment of a chief executive, required upon the retirement of Edward Haslam. An external executive search firm was employed and a global search undertaken, which resulted in a recommendation to the board of the appointment of Brad Mills.

To deal with these matters, the committee met five times during the year, although a number of informal contacts also took place. Four of these meetings were attended by both members, the fifth meeting was attended by Roger Phillimore and, at the request of the committee due to Mr Godsoe's absence, Sir John Craven.

This report was approved by the Board on 24 November 2004

Roger Phillimore
Committee Chairman

Independent Auditors' Report to the Members of Lonmin Plc

We have audited the financial statements on pages 29 to 66. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the annual report and the directors' remuneration report. As described on pages 5 to 8, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the parts of the directors' remuneration report to be audited are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the statement on pages 9 to 13 reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in both the annual report and the annual review, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Opinion
In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2004 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit Plc
Chartered Accountants
Registered Auditor
London
24 November 2004

Consolidated Profit and Loss Account

For the year ended 30 September

	Note	2004 Continuing operations $m	2003 Continuing operations $m	2004 Discontinued[4] operations – exceptional items $m	2004 Total $m	2003 Total $m
Turnover	2	**1,030**	779	**–**	**1,030**	779
EBITDA[1]	2	**357**	344	**(42)**	**315**	344
Depreciation		**(53)**	(46)	**–**	**(53)**	(46)
Group operating profit	3	**304**	298	**(42)**	**262**	298
Share of associate's operating loss		**(1)**	(1)	**–**	**(1)**	(1)
Total operating profit	2	**303**	297	**(42)**	**261**	297
Profit on sale of fixed assets	6	**–**	24	**112**	**112**	24
Loss on sale or termination of operations	6	**–**	(2)	**–**	**–**	(2)
Profit before net interest payable and similar items		**303**	319	**70**	**373**	319
Net interest payable and similar items	5	**(13)**	(28)	**–**	**(13)**	(28)
Profit before taxation	2	**290**	291	**70**	**360**	291
Taxation[2]	7	**(113)**	(183)	**–**	**(113)**	(183)
Profit after taxation		**177**	108	**70**	**247**	108
quity minority interest		**(52)**	(34)	**–**	**(52)**	(34)
Profit for the year	24	**125**	74	**70**	**195**	74
Dividends	8	**(102)**	(101)	**–**	**(102)**	(101)
Retained profit/(loss) for the year		**23**	(27)	**70**	**93**	(27)
arnings per share	9	**88.4c**	52.5c	**49.5c**	**137.9c**	52.5c
Underlying earnings per share[5]	9	**96.9c**	87.2c	**–**	**96.9c**	87.2c
Diluted earnings per share	9	**85.9c**	52.3c	**45.9c**	**131.8c**	52.3c
Dividends per share	8	**72.0c**	72.0c	**–**	**72.0c**	72.0c
inancial ratios						
ax rate[3]		**33%**	35%	**–**	**33%**	35%
et debt to EBITDA		**0.8 times**	0.6 times	**–**	**0.9 times**	0.6 times

otes:

(1) EBITDA is Group operating profit before interest, tax, depreciation and amortisation.

(2) The taxation charge includes exchange losses of $20 million (September 2003 – $85 million) as disclosed in note 7 to the accounts.

(3) The tax rate has been calculated excluding exceptional items and exchange as disclosed in note 7 to the accounts.

(4) Discontinued operations comprised a funding requirement on the buy-out of the SUITS pension scheme and a profit on the disposal of AngloGold Ashanti as disclosed in note 6 to the accounts.

(5) Underlying earnings per share are calculated on profit for the year excluding exceptional items and exchange adjustments on tax as disclosed in note 9 to the accounts.

Consolidated Balance Sheet

As at 30 September

	Note	2004 $m	2003 Restated $m
Fixed assets			
Tangible assets	10	**1,370**	983
Investments:		**133**	289
Associate	11	**90**	4
Other investments	12	**43**	285
Total fixed assets		**1,503**	1,272
Current assets			
Stocks	13	**81**	100
Debtors	14	**124**	159
Investments	15	**5**	3
Cash and short-term deposits		**20**	66
Total current assets		**230**	328
Creditors: amounts falling due within one year	16	**(217)**	(249)
Current loans and overdrafts		**(23)**	(46)
Other		**(194)**	(203)
Net current assets		**13**	79
Total assets less current liabilities		**1,516**	1,351
Creditors: amounts falling due after more than one year	17	**(268)**	(215
Convertible debt		**(212)**	(211
Other loans		**(56)**	–
Other		**–**	(4
Provisions for liabilities and charges	20	**(353)**	(277
		895	859
Capital and reserves			
Called up share capital	22	**142**	141
Share premium account	22	**6**	[illegible]
Revaluation reserve	24	**16**	16
Capital redemption reserve	24	**88**	88
Profit and loss account	24	**492**	39
Equity shareholders' funds		**744**	64
Equity minority interest	25	**151**	21
		895	85

The financial statements were approved by the Board of Directors on 24 November 2004 and were signed on its behalf by:

Sir John Craven, Chairman
J N Robinson, Chief Financial Officer

Consolidated Cash Flow Statement

For the year ended 30 September

	Note	2004 $m	2003 $m
Net cash inflow from operating activities	30	**359**	296
Returns on investment and servicing of finance		**(46)**	(35)
Interest – received		8	2
– paid		(13)	(10)
Financing expenses		(4)	(4)
Dividends paid to minority		(37)	(23)
Taxation		**(67)**	(57)
Capital expenditure and financial investment	31	**165**	(136)
Acquisitions and disposals	32	**(390)**	10
Equity dividends paid		**(102)**	(101)
Net cash outflow before financing		**(81)**	(23)
Financing		**60**	85
New long-term loans		56	–
Repayment of short-term loans		(2)	(1)
Repayment of long-term loans		–	(130)
Issue of convertible bonds		–	216
Issue of ordinary share capital		6	–
(Decrease)/increase in cash in the year	34	**(21)**	62

Statement of Total Consolidated Recognised Gains and Losses

For the year ended 30 September

		2004 $m	2003 $m
Profit/(loss) for the year	– Group	**196**	75
	– Associate	**(1)**	(1)
Total consolidated recognised gains relating to the year		**195**	74

The cumulative effect on the statement of total recognised gains and losses of UITF Abstract 17 (revised 2003) – Employee Share Schemes is $nil as a result of writing back previously charged amortisation of $2 million and charging $2 million of amortisation under UITF 17 based on the intrinsic value of the shares. Further information can be found in note 24 to the accounts.

Consolidated Historical Cost Profits and Losses

For the year ended 30 September

	2004 $m	2003 $m
Reported profit before taxation	**360**	291
Disposal of fixed assets at valuation	**–**	1
Difference between an historical cost depreciation charge and the actual depreciation charge calculated on the revalued amount	**2**	2
Historical cost profit before taxation	**362**	294
Historical cost retained profit/(loss) for the year	**95**	(25)

Reconciliation of Movement in Equity Shareholders' Funds

For the year ended 30 September

	2004 $m	2003 Restated $m
Total consolidated recognised gains relating to the year	**195**	74
Dividends	**(102)**	(101
Retained profit/(loss) for the year	**93**	(27
Shares purchased by ESOP	**(2)**	–
Amortisation of share-based payments	**2**	[illegible]
Shares issued on the exercise of share options	**6**	–
Net increase/(decrease) in equity shareholders' funds in the year	**99**	(26
Equity shareholders' funds at 1 October – restated for ESOP accounting (note 1)	**645**	67
Equity shareholders' funds at 30 September	**744**	64

Lonmin Plc Company Balance Sheet

As at 30 September

	2004 $m	2003 Restated $m
Fixed assets		
Tangible assets	–	1
Investments:	1,017	1,249
Subsidiaries	980	980
Other investments	37	269
Total fixed assets	1,017	1,250
Current assets		
Debtors	279	46
Cash and short-term deposits	12	44
Total current assets	291	90
Creditors: amounts falling due within one year	(751)	(820)
Net current liabilities	(460)	(730)
Total assets less current liabilities	557	520
Creditors: amounts falling due after more than one year	(268)	(211)
Convertible debt	(212)	(211)
Other loans	(56)	–
	289	309
Capital and reserves		
Called up share capital	142	141
Share premium account	6	1
Capital redemption reserve	88	88
'rofit and loss account	53	79
	289	309

!he notes to the Lonmin Plc Company balance sheet can be found in note 36 to the accounts.

he financial statements were approved by the Board of Directors on 24 November 2004 and were signed on its behalf by:

:ir John Craven, Chairman
N Robinson, Chief Financial Officer

1 Statement on accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention, modified for the revaluation of certain assets, and in accordance with applicable United Kingdom accounting standards. The following principal accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group's financial statements.

The Group's earnings stream is primarily US dollars and the functional currency is the US dollar. The reporting currency is also the US dollar.

The Company has taken advantage of the exemption contained in Section 230 of the Companies Act 1985 from presenting its own profit and loss account.

The accounts have been prepared on the same basis and using the same accounting policies as those used to prepare the financial statements of the Lonmin Group for the year ended 30 September 2003 with the exception of the implementation of the provisions of Urgent Issues Task Force (UITF) Abstract 38 – Accounting for Employee Share Ownership Plan (ESOP) Trusts, and related amendments to UITF Abstract 17 (revised 2003) – Employee Share Schemes as detailed in note 24 to the accounts.

Turnover

Turnover represents sales of goods and services outside the Group net of discounts and allowances and value added tax and includes commissions earned. Turnover is recorded when the risks and rewards of ownership have passed to the purchaser.

Basis of consolidation

The Group financial statements consist of the results for the year ended 30 September 2004 and the assets and liabilities of the Company and its subsidiaries as at that date. The results of subsidiaries are included from the date of acquisition. The results of subsidiaries sold are included up to the date of sale.

Goodwill

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable assets and liabilities acquired. Where the fair value of the purchase consideration differs from the aggregate of these fair values, purchased goodwill arises. Goodwill arising on acquisitions after 1 October 1998 is capitalised and amortised over its useful life in accordance with FRS 10 – Goodwill and intangible assets. Prior to 1 October 1998, goodwill was charged to reserves in the year of acquisition as a matter of accounting policy and, in accordance with the transitional arrangements of FRS 10, goodwill has not been reinstated on implementation of FRS 10. No goodwill arose during the year.

On the subsequent disposal or termination of a previously acquired company or business, the profit or loss on disposal or termination is calculated after charging or crediting the amount of any related goodwill previously charged to reserves or capitalised and not yet charged to the profit and loss account.

Goodwill is reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable and also at the end of the first complete financial year following an acquisition in accordance with FRS 11 – Impairment of fixed assets and goodwill.

Associates

Investments in associates are accounted for under the equity accounting method. An associate is a company, other than a subsidiary, in which the Group's interest is considered to be long-term and is substantial and over which the Group exercises a significant influence.

1 Statement on accounting policies continued

The consolidated profit and loss account includes the Group's share of the results of associates. The carrying value of associates in the Group's balance sheet comprises the Group's share of the net assets of associates. Any goodwill arising on acquisition of associates is included within investments in associates and is written off over its useful economic life.

Joint arrangements

The Group has certain contractual arrangements with other participants to engage in joint activities that do not create an entity carrying on a trade or business of its own. The Group includes its share of the assets, liabilities and cash flows in such joint arrangements, measured in accordance with the terms of each arrangement, which is usually pro-rata to the Group's interest in the joint arrangement.

Other investments

Fixed asset investments are stated at cost less provisions for impairments or at Directors' valuations. During the year the Group sold its investment in AngloGold Ashanti.

Foreign currencies

Subsidiaries that keep their accounts in currencies other than their functional currency remeasure them into the functional currency by the temporal method prior to consolidation. This results in non-monetary assets and liabilities being recorded at their historical cost expressed in the functional currency whilst monetary assets and liabilities are stated at the closing exchange rate. Differences on translation are included in the profit and loss account.

The principal US dollar exchange rates used in the financial statements, expressed as the foreign currency value of one US dollar, are as follows:

	2004	2003
Average exchange rates:		
Sterling	**0.56**	0.62
South African rand	**6.60**	7.90
Zimbabwe dollar	**–**	1,000.00
Closing exchange rates:		
Sterling	**0.55**	0.60
South African rand	**6.48**	6.97
Zimbabwe dollar	**–**	1,000.00

Note:
The Zimbabwe dollar exchange rate for 2003 is applicable for the month of October 2002 only up to the date of disposal of the gold mining interests.

Exploration costs

Exploration expenditure is analysed between its three constituent parts and accounted for as follows:

Replacement exploration

This is defined as expenditure necessary to delineate and quantify the reserves and resources required to replace those extracted in any one accounting period, and as such is an operating cost which is expensed as incurred.

1 Statement on accounting policies continued

b) Expansion and new opportunities exploration

Within or adjacent to a producing unit:

These costs are expensed until a probable reserve has been defined and confirmed by a Competent Person. At that point further costs are capitalised and the asset amortised over the estimated life of mine.

Greenfields or Brownfields:

These costs are expensed until an indicated resource has been defined and confirmed by a Competent Person. At that point further costs are capitalised. Amortisation commences in the first year of production after which amortisation is provided over the estimated life of the project.

Research and development

Research and development costs, separate to exploration expenditure, are accounted for in accordance with SSAP 13 – Accounting for research and development, and expenditure is written off in the period in which it arises.

Tangible fixed assets

Tangible fixed assets are recorded at cost or valuation, which are not updated under the transitional arrangements of FRS 15 – Tangible fixed assets, less depreciation. Depreciation on fixed assets is provided on a straight line or units of production basis, as appropriate. Assets are depreciated over their estimated useful economic lives, or over the remaining life of the mine, if shorter, to residual value. The life of a mine is based on proven and probable reserves. Depreciation rates for the principal assets of the Group are as follows:

Shafts and underground	– 2.6% – 20% per annum
Metallurgical	– 2.7% – 16.7% per annum
Infrastructure	– 2.7% – 20% per annum
Other mining assets and equipment, plant and motor vehicles	– 2.7% – 33.3% per annum

No depreciation is provided on surface mining land which has a continuing value and capital work in progress.

Tangible fixed assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future cash flows of the relevant income generating unit or disposal value if higher in accordance with FRS 11.

Leases

Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in borrowings. Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

Capitalised interest

Tangible fixed assets include directly attributable finance costs which are capitalised gross of tax during the period of construction.

Stocks

Stocks are stated at the lower of cost (which includes the applicable proportion of production overheads) and net realisable value. PGM's stock is valued by allocating costs to platinum, palladium and rhodium stock based on the annual cost of production, less revenue from by-products, apportioned according to the quantities of each of the three main metals produced.

Deferred tax

Deferred tax is provided for on timing differences that have originated but not reversed by the balance sheet date on a non-discounted basis. Deferred tax assets are recognised only to the extent that it is more likely than not that there will be suitable taxable profits from which future reversal of the underlying timing differences can be deducted.

1 Statement on accounting policies continued

Pension costs and other post-retirement benefits

The Group operates a number of defined benefit and defined contribution pension schemes in accordance with local regulations. The assets of the schemes are held separately from those of the Group and are administered by trustees. Independent actuaries prepare valuations of these schemes at least every three years and in accordance with their recommendations the Group makes contributions which are charged to profits on a systematic basis over the expected remaining working lives of the employees. Any differences between the actuarial valuation of the obligation and the value of assets in a scheme are similarly charged or credited to profit before taxation over the expected remaining working lives of employees in the scheme. The cost of defined contribution schemes is charged to the profit and loss account as incurred.

Certain Group companies provided post-retirement medical benefits to qualifying pensioners. The expected costs of these benefits were charged to the profit and loss account over the expected remaining service lives of the relevant employees and were assessed in accordance with the advice of qualified actuaries.

Under the transitional arrangements of FRS 17 – Retirement benefits, additional disclosures are included for pension and other retirement benefits as disclosed in note 26 to the accounts.

Rehabilitation costs

Group companies are generally required to restore mine and processing sites at the end of their producing lives to a condition acceptable to the relevant authorities. Such costs are provided for in accordance with FRS 12 – Provisions, contingent liabilities and contingent assets, so that rehabilitation costs are provided in full based on the best estimates of the future costs to be incurred, calculated on a discounted basis. As the provision is recognised, it is either capitalised as part of the cost of the related mine or written off to the profit and loss account. Where costs are capitalised the impact of such costs on the profit and loss account is spread over the life of the mine through the accretion of the discount of the provision and the depreciation over a units of production basis of the increased costs of the mining assets.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Examples of where such estimates are made include the valuation of pension schemes assets and liabilities where discount, inflation and return rate assumptions are made and in the calculation of rehabilitation liabilities which involves projecting expected liabilities forward to the end lives of the mines using an assumed inflation rate and discounting these liabilities back to the present day using an assumed discount rate.

Dividend reinvestment program

Under the Company's Dividend Reinvestment Plan, shareholders can elect for the whole of their cash dividends to be reinvested in Lonmin Plc shares which are purchased on their behalf in the market. All cash dividends are paid to the Registrars who use the dividends of participants in the plan to fund these purchases. Accordingly, no new shares are issued, dividends are paid and accounted for in the normal way, and there are no special accounting requirements for the programme.

2 Segmental analysis
By business origin:

	2004					
	Turnover $m	EBITDA $m	Total operating profit $m	Profit before exceptionals $m	Profit before tax $m	Net operating assets $m
Platinum	1,030	384	332	324	324	1,197
Exploration	–	(7)	(8)	(8)	(8)	3
Other	–	(2)	(2)	(2)	(2)	–
Corporate	–	(18)	(19)	(24)	(24)	(4)
Continuing operations	1,030	357	303	290	290	1,196
Discontinued operations	–	(42)	(42)	(42)	70	–
Total	1,030	315	261	248	360	1,196
South Africa	1,030	387	335	327	327	1,195
Other	–	(12)	(13)	(13)	(13)	5
Corporate	–	(18)	(19)	(24)	(24)	(4)
Continuing operations	1,030	357	303	290	290	1,196
Discontinued operations	–	(42)	(42)	(42)	70	–
Total	1,030	315	261	248	360	1,196

	2003					
	Turnover $m	EBITDA $m	Total operating profit $m	Profit before exceptionals $m	Profit before tax $m	Net operating assets $m
Platinum	775	367	321	296	320	827
Gold	4	1	1	1	(1)	277
Exploration	–	(10)	(11)	(11)	(11)	4
Other	–	(1)	(1)	(1)	(1)	–
Corporate	–	(13)	(13)	(16)	(16)	10[illegible]
Continuing operations	779	344	297	269	291	1,118
South Africa	775	367	321	296	320	825
Zimbabwe	4	1	1	1	(1)	[illegible]
Ghana	–	–	–	–	–	27[illegible]
Other	–	(11)	(12)	(12)	(12)	[illegible]
Corporate	–	(13)	(13)	(16)	(16)	1[illegible]
Continuing operations	779	344	297	269	291	1,11[illegible]

Net operating assets exclude loans receivable of $34 million at 30 September 2004 (2003 – $nil), net borrowings of $275 million at 30 September 2004 (2003 – $197 million) and the dividend proposed of $60 million at 30 September 2004 (2003 – $59 million).

Turnover by destination is analysed by geographical area below:

	2004 $m	20[illegible] $m
The Americas	269	196
Asia	300	225
Europe	312	255
South Africa	140	94
Zimbabwe	9	9
Continuing operations	1,030	779

3 Group operating profit

Group operating profit is arrived at as follows:

	2004 $m	2003 $m
Turnover	1,030	779
Cost of sales	(680)	(460)
Gross profit	350	319
Administration expenses	(35)	(22)
Exploration	(7)	(10)
Other operating income	(4)	11
Continuing operations	304	298
Discontinued operations	(42)	–
Group operating profit	262	298

Group operating profit is stated after charging/(crediting):

		2004 $m	2003 $m
Operating lease charges	– land and buildings	2	1
Depreciation charge	– owned tangible assets	52	45
	– finance leased tangible assets	1	1
Foreign exchange losses/(profits)		9	(6)

Fees payable to KPMG Audit Plc and its associates are analysed as follows:

		2004 $m	2003 $m
Audit remuneration		0.7	0.5
	– UK – the Company	0.4	0.3
	– overseas	0.3	0.2
Accounting/tax advice		0.5	0.6
	– UK	0.2	0.2
	– overseas	0.3	0.4
nternal audit		–	0.2
	– UK	–	–
	– overseas	–	0.2
		1.2	1.3

4 Employees

The average number of employees and Directors during the year was as follows:

	2004 No.	2003 No.
South Africa	**20,902**	20,296
Zimbabwe	**–**	343
Europe	**29**	29
	20,931	20,668

The aggregate payroll costs of employees and Directors was as follows:

	2004 $m	2003 $m
Wages and salaries	**237**	175
Social security costs	**27**	16
Other pension costs	**20**	14
	284	205
Total Directors' emoluments	**8.2**	3.7
Emoluments of highest paid Director	**2.1**	1.1

The sterling equivalents of total Directors' emoluments and emoluments of the highest paid Director together with full details of Directors' remuneration, pensions and benefits in kind are given in the Directors' Remuneration Report on pages 14 to 23.

5 Net interest payable and similar items

	2004 $m	2003 $m
Interest payable:		
On bank loans and overdrafts	**(18)**	(10)
Finance leases	**–**	(1
Discounting on provisions	**–**	(1
	(18)	(12
Capitalisation of interest	**–**	1
Interest receivable on cash and deposits	**4**	2
Interest receivable on loans to Ashanti	**4**	–
Exchange differences on net borrowings	**(3)**	(19
Net interest payable and similar items	**(13)**	(28

6 Exceptional items

	2004 $m	2003 $m
Operating items:		
– Funding requirement on the buy-out of the SUITS pension fund (note 26)	**(42)**	–
Profit on sale of fixed assets:		
– Sale of Brakspruit minerals rights	**–**	24
– Sale of investment in AngloGold Ashanti	**112**	–
Sale or termination of operations:		
– Loss on sale of gold mining interests	**–**	(2)
Exceptional items before taxation and minority interest	**70**	22
Taxation	**3**	(3)
Minority interest	**(1)**	(6)
Net exceptional profit	**72**	13
Continuing operations	**2**	13
Discontinued operations	**70**	–

The exceptional tax credit in 2004 represents the closing US dollar value of South African tax over-provided in 2003 on the disposal of the Brakspruit mineral rights.

7 Taxation

	2004 $m	2003 $m
United Kingdom:		
Corporation tax at 30% (2003 – 30%)	**17**	30
Double tax relief	**(17)**	(30)
	–	–
Overseas:		
Current taxation	**60**	69
Excluding tax on local currency exchange profits	**54**	49
Tax on local currency exchange profits	**(2)**	(1)
Tax on exceptional items	**–**	3
Tax on dividends remitted	**7**	14
Exchange on current taxation	**1**	4
Deferred taxation	**59**	114
Origination and reversal of timing differences	**39**	32
Exchange on deferred taxation	**20**	82
Prior year items	**(6)**	–
Exceptional	**(4)**	–
Other	**(3)**	–
Exchange on prior year items	**1**	–
Tax charge	**113**	183
Tax charge excluding exceptional items and exchange (continuing operations)	**97**	95
Effective tax rate excluding exceptional items and exchange (continuing operations)	**33%**	35%

7 Taxation continued

A reconciliation of the standard tax charge to the current tax charge was as follows:

	2004 $m	2003 $m
Tax charge at standard tax rate	108	87
Overseas taxes on dividends remitted by subsidiary companies	7	14
Non-taxable chargeable gains	(34)	–
Other timing differences	(20)	(35)
Effect of exchange adjustments	(1)	3
Current tax charge	60	69

The Group's primary operations are based in South Africa. Therefore, the relevant standard tax rate for the Group was the South African statutory tax rate of 30% (2003 – 30%). The secondary tax rate on dividends remitted by South African companies was 12.5% (2003 – 12.5%).

8 Dividends

	2004 $m	2003 $m
Interim 30.0c (2003 – 30.0c) per share	42	42
Final 42.0c (2003 – 42.0c) per share	60	59
Total dividends 72.0c (2003 – 72.0c) per share	102	101

Until 31 March 1999, advanced corporation tax (ACT) was paid on dividends at the rate of 25% of the net dividend. Subject to certain restrictions, this was recoverable by offsetting it against corporation tax liabilities. When this offset was not available surplus ACT was generated.

At the year end, the Group had surplus ACT of $103 million (2003 – $103 million) carried forward and available, subject to certain restrictions, for set-off against future United Kingdom corporation tax liabilities. The notional "Shadow ACT", being the ACT which would have been payable if the system had not been abolished and which must be set-off prior to utilisation of surplus ACT, amounted to $167 million (2003 – $132 million).

9 Earnings per share

Earnings per share have been calculated on the profit for the year amounting to $195 million (2003 – $74 million) using a weighted average number of 141,384,398 ordinary shares (2003 – 140,994,541 ordinary shares).

Diluted earnings per share are based on the weighted average number of ordinary shares in issue adjusted by dilutive outstanding share options and shares issuable on conversion of the convertible bonds during the year as follows:

	2004			2003		
	Profit for the year $m	**Number of shares**	**Per share amount cents**	Profit for the year $m	Number of shares	Per share amount cents
Basic EPS	**195**	**141,384,398**	**137.9**	74	140,994,541	52.5
Share option schemes	**–**	**468,002**	**(0.4)**	–	336,586	(0.2)
Convertible bonds	**6**	**10,576,993**	**(5.7)**	–	28,978	–
Diluted EPS	**201**	**152,429,393**	**131.8**	74	141,360,105	52.3

Underlying earnings per share are based on the profit for the year adjusted to exclude exceptional items and exchange on tax balances as follows:

	2004			2003		
	Profit for the year $m	**Number of shares**	**Per share amount cents**	Profit for the year $m	Number of shares	Per share amount cents
Basic EPS	**195**	**141,384,398**	**137.9**	74	140,994,541	52.5
Exceptional items before taxation and minority interest	**(70)**	**–**	**(49.5)**	(22)	–	(15.6)
Taxation on exceptional items	**(4)**	**–**	**(2.8)**	3	–	2.1
Exchange on tax balances	**20**	**–**	**14.1**	85	–	60.3
Minority interest	**(4)**	**–**	**(2.8)**	(17)	–	(12.1)
Underlying EPS	**137**	**141,384,398**	**96.9**	123	140,994,541	87.2

10 Tangible fixed assets

Group	Shafts and underground $m	Metallurgical $m	Infrastructure $m	Capital work in progress $m	Other mining assets $m	Other equipment, plant and motor vehicles $m	Total $m
Cost or valuation:							
At 30 September 2003	418	334	175	175	150	2	1,254
Additions	39	49	21	75	21	–	205
Fair value adjustment (see note 35)	–	–	–	–	235	–	235
Transfers	–	45	(7)	(47)	9	–	–
At 30 September 2004	**457**	**428**	**189**	**203**	**415**	**2**	**1,694**
Depreciation:							
At 30 September 2003	116	63	44	–	47	1	271
Charge for the year	26	13	8	–	5	1	53
At 30 September 2004	**142**	**76**	**52**	**–**	**52**	**2**	**324**
Net book value:							
At 30 September 2004	**315**	**352**	**137**	**203**	**363**	**–**	**1,370**
At 30 September 2003	302	271	131	175	103	1	983

Included in other mining assets are leased assets with a cost of $7 million (2003 – $7 million) and a net book value of $1 million (2003 – $2 million).

Cost or valuation of tangible fixed assets included $56 million (2003 – $56 million) in respect of capitalised interest. Interest capitalised during 2004 amounted to $nil (2003 – $1 million). In accordance with the Group accounting policies no depreciation has been provided on surface mining land having a book value of $9 million (2003 – $9 million).

Tangible fixed assets are stated at cost to the Group with the exception of certain other mining assets which are included at valuation as follows:

	2004 $m	2003 $m
Net book value:		
Professionally valued in 1986	**76**	78
At cost	**287**	25
	363	103

The historical cost of revalued assets was as follows:

Cost	**23**	23
Depreciation	**20**	18
Historical cost net book value	**3**	5

11 Associate

Group	Associate at cost $m	Goodwill written off $m	Post-acquisition reserves $m	Total $m
At 30 September 2003	7	(1)	(2)	4
Additions	90	–	–	90
Loss for the year	–	–	(1)	(1)
Transferred to fixed asset investments	(7)	1	3	(3)
At 30 September 2004	**90**	**–**	**–**	**90**

The net assets of associate comprises:

	2004 $m	2003 $m
Share of net assets	**90**	1
Goodwill	**–**	3
	90	4
Listed overseas – market value	**–**	4
Unlisted – directors valuation	**90**	–

The investment in associate of $90 million shown above represented an investment of 24% made on the 30 September 2004 in the ordinary share capital of Incwala Resources (Pty) Limited, a company incorporated in South Africa. The principal activity of Incwala Resources is the ownership of platinum mining assets in South Africa and its financial year end is 30 September.

The investment in associate of $4 million shown above in 2003 represented an investment of 44% in the ordinary share capital of Platinum Australia Limited, a company incorporated in Australia. This investment was reduced to 38% during the year and on 30 September 2004 it was transferred to fixed asset investments following the resignation of Lonmin representatives from the board of Platinum Australia. The Group no longer exercises significant influence over the operating and financial policies of Platinum Australia and it is the Group's intention to realise this investment. These factors rebut the presumption that a holding of 20% or more should be presumed to exercise a significant influence and consequently this holding is now included as a fixed asset investment.

12 Fixed asset investments

Group	Investments $m	Loans receivable $m	Total $m
At 30 September 2003 – restated for ESOP accounting (note 24)	285	–	285
Additions	–	32	32
Disposals	(277)	–	(277)
Transferred from associate	3	–	3
At 30 September 2004	**11**	**32**	**43**

	2004 $m	2003 Restated $m
Net book value of investments shown above:		
Listed on the London and overseas stock exchanges	3	200
Unlisted	8	85
	11	285
Value at 30 September:		
Listed (market value) – Ashanti	–	391
Listed (market value) – Other investments	4	–
Unlisted (Directors' valuations)	8	85

The investment in 38% in the ordinary share capital of Platinum Australia Limited, a company incorporated in Australia, was transferred from investment in associates to fixed asset investments on 30 September 2004 following the resignation of Lonmin representatives from the Board of Platinum Australia. The principal activity of Platinum Australia is mining exploration and its financial year end is June. The investment in Platinum Australia is stated at Directors' valuation.

Loans receivable at 30 September 2004 represented loans advanced to fellow investors in Incwala Resources (Pty) Limited in which the Group holds a 24% interest. These loans expire between 5 and 7 years.

13 Stocks

Group	2004 $m	2003 $m
Raw materials and consumables	35	41
Work in progress	33	31
Finished goods	13	28
	81	100

14 Debtors

Group	2004 $m	2003 $m
Amounts falling due within one year:		
Trade debtors	97	12[illegible]
Loans receivable	2	–
Other debtors	20	25
Prepayments and accrued income	5	10
	124	159

15 Current asset investments

Group	2004 $m	2003 $m
Unlisted	**5**	3

Unlisted investments represented amounts held in trust to fund future rehabilitation obligations.

16 Short-term creditors

Group		2004 $m	2003 $m
Amounts falling due within one year:			
Bank loans and overdrafts	– unsecured	**22**	44
Finance lease	– secured (note 18)	**1**	2
Trade creditors		**25**	34
Corporate taxation		**13**	20
Indirect taxation and social security		**1**	1
Other creditors		**11**	7
Accruals		**84**	82
Dividend		**60**	59
		217	249

17 Long-term creditors

Group		2004 $m	2003 $m
Amounts falling due after more than one year:			
Loans	– convertible bonds	**212**	211
	– other unsecured	**56**	–
Finance lease – secured (note 18)		**–**	1
Corporate taxation		**–**	3
		268	215

18 Loans

Group	2004 $m	2003 $m
Long-term loans:		
Unsecured US dollar 3.75% convertible bonds due 2008	**212**	211
Short-term loans:		
Bank loan – unsecured	**56**	–
Finance lease – secured	**1**	3
	269	214
Deduct instalments repayable within one year (note 16)	**(1)**	(2)
	268	212

The unsecured convertible bonds are shown after deducting issue expenses in accordance with FRS 4 – Capital instruments. The amount to be repaid on the bonds is $215.8 million. Details of the conversion rate are set out in note 22 to the accounts. The unsecured bank loan bears interest at commercial rates.

The loans are repayable over the following periods:

	2004 $m	2003 $m
Between one and two years:		
Secured	**–**	1
Between two and five years:		
Secured	**56**	–
Unsecured	**212**	211
	268	212

19 Financial Risk Management

The Group's functional currency is the US dollar. The Group does not undertake any trading activity in financial instruments. Details of the Group's financial risk management are described in the Financial Review on pages 3 and 4.

19a Interest rate risk

	At fixed interest rates		At floating interest rate[illegible]	
	2004 $m	2003 $m	2004 $m	200[illegible] $[illegible]
Financial liabilities				
US dollar	**–**	211	**290**	4[illegible]
SA rand	**–**	–	**1**	[illegible]
	–	211	**291**	4[illegible]

	2004 $m	20[illegible] $[illegible]
The financial liabilities of the Group comprised:		
Total borrowings	**291**	25[illegible]

19 Financial Risk Management continued

Floating rate financial liabilities comprised bank borrowings and overdrafts bearing interest at the applicable inter-bank offer rates or prime lending rates and a finance lease obligation outstanding in South Africa. They also included $215.8 million 3.75% convertible bonds due 30 September 2008, due to the fact that during October 2003, a two-year floating rate interest swap was entered into in respect of them with interest calculated on a six-month LIBOR in arrears basis. The interest charged on the bonds amounted to $6 million representing a saving of $2 million as a result of the swap arrangement. The unsecured convertible bonds are shown after deducting issue expenses of $4 million in accordance with FRS 4 – *Capital instruments*.

	Non-interest bearing	At floating interest rates	
	2004 $m	**2004 $m**	2003 $m
Financial assets			
US dollar	–	3	63
SA rand	32	15	4
Sterling	–	9	2
	32	27	69

	2004 $m	2003 $m
The financial assets of the Group comprised:		
Cash and short-term deposits	20	66
Loans receivable	34	–
Current asset investments	5	3
	59	69

Non-interest bearing financial assets represented loans advanced to HDSA consortia and Seed Capital investors following the completion of the Incwala and Eastern Platinum Limited (EPL) and Western Platinum Limited (WPL) transactions on 30 September 2004. These loans expire between 5 and 7 years and some will become interest bearing after 5 years if they are not repaid. Floating rate financial assets comprised mainly bank deposits bearing interest at commercial rates fixed by reference to LIBOR for sterling and US dollar assets, or the applicable inter-bank interest rates for all other financial assets. They also included a short-term loan advanced following the completion of the Incwala and EPL and WPL transactions.

9b Currency exposures

onmin's operations are based predominantly in South Africa with the entire income stream arising in US dollars. Cash held in South Africa is nostly in US dollars and is normally remitted on a quarterly basis to the UK. When short-term working capital facilities are required in South Africa these are in US dollars or South Africa rand as appropriate.

he table below shows the extent to which Group companies have monetary assets and liabilities in currencies other than the functional urrency. Foreign exchange differences on retranslation of such assets and liabilities are taken to the profit and loss account:

	Net foreign currency monetary assets/(liabilities)					
		2004			2003	
	SA rand $m	**Sterling $m**	**Total $m**	SA rand $m	Sterling $m	Total $m
ınctional currency of Group operation:						
S dollar	46	9	55	(3)	2	(1)

The South Africa rand net monetary assets included loans receivable, a trust fund to finance rehabilitation liabilities and an outstanding finance lease obligation. The sterling net monetary assets comprised bank deposits held in Head Office companies.

19 Financial Risk Management continued

19c Maturity of financial liabilities

	2004 $m	2003 $m
In one year or less, or on demand	23	46
In more than one year but not more than two years	–	1
In more than two years but not more than five years	268	211
	291	258

19d Undrawn committed borrowing facilities

The Group's policy on overall liquidity is to ensure that there are sufficient committed facilities in place which, when combined with the cash resources available, are sufficient to meet the funding requirements in the foreseeable future.

	2004 $m	2003 $m
Expiring in one year or less	75	178
Expiring in more than one year but not more than two years	283	182
Expiring in more than two years	19	177
	377	537

19e Fair value of financial instruments

	2004		2003	
	Book value $m	Fair value $m	Book value $m	Fair value $m
Cash and short-term deposits	20	20	66	66
Loans receivable	34	21	–	–
Current asset investments	5	5	3	3
Borrowings falling due within one year	(23)	(23)	(46)	(46
US dollar convertible bonds	(212)	(256)	(211)	(216
Other borrowings falling due after more than one year	(56)	(56)	(1)	(1
	(232)	(289)	(189)	(194

The fair values of the loans receivable are calculated by discounting future cash flows to net present values using appropriate market interest rates prevailing at the year end. The fair value of the US dollar convertible bonds is calculated by reference to their mid-market trading price. The fair values of all other financial instruments are approximately equal to their book values due to their size, short-term nature or the fact that they bear interest at floating rates.

19f Hedging

Forward sales were undertaken for small proportions of the annual output of rhodium and ruthenium where the Board determined that it was in the Group's interest to secure a proportion of the future cash flows. During the year this amounted to 4,012 ounces of rhodium sold forward at prices ranging from $458 to $1,000 per ounce and 6,415 ounces of ruthenium sold forward at a price of $32 per ounce. There were no outstanding positions at 30 September 2004.

20 Provisions for liabilities and charges

Group	Deferred tax $m	Site rehabilitation $m	Post-retirement medical benefits $m	Total $m
At 30 September 2003	263	12	2	277
Charge for the year	39	–	4	43
Additions	–	17	–	17
Utilisation	–	–	(6)	(6)
Exchange differences	20	2	–	22
At 30 September 2004	**322**	**31**	**–**	**353**

	2004 $m	2003 $m
Deferred tax comprised:		
Accelerated capital allowances	**354**	288
Other timing differences	**(32)**	(25)
	322	263

During the year, annuities were purchased to fulfil the outstanding obligations for post-retirement medical benefits and the resulting liabilities were discharged.

At 30 September 2004, the Group had $65 million (2003 – $54 million) of operating losses carried forward with no expiry date and $788 million of capital losses as at 30 September 2004 (2003 – $685 million) with no expiry date. An amount of $103 million (2003 – $103 million) of surplus Advanced Corporation Tax (ACT) is also available, subject to certain restrictions, for set-off against future United Kingdom corporation tax liabilities. 'Shadow ACT' amounted to $167 million (2003 – $132 million) and must be set-off prior to the utilisation of surplus ACT. No net deferred tax assets have been recognised in respect of the operating losses, the capital losses or the surplus ACT as it is not considered more likely than not that there will be suitable taxable profits from which the future reversal of any of the underlying differences can be deducted.

21 Contingent assets and liabilities

Group	2004 $m	2003 $m
Third party guarantees	**10**	9
Indemnities	**177**	–
Preference share capital put options	**15**	–
Contingent liabilities	**202**	9

Third party guarantees mainly included guarantees provided by the Group in connection with the sale of certain subsidiaries during 1998 to date for which amounts have been reasonably estimated but the liabilities are not probable and therefore the Group has not provided for such amounts in the accounts.

21 Contingent assets and liabilities continued

Indemnities included various indemnities given by Lonmin following the purchase of the additional 9.11% in Eastern Platinum Limited (EPL) and Western Platinum Limited (WPL) and the investment in Incwala Resources (Pty) Limited. These indemnities fall into two categories as follows:

1) Vendor financing indemnity – Lonmin has agreed to indemnify Impala against any non-payment on the relevant due date of any principal amount owing to Impala by any HDSA (historically disadvantaged South African) investor in relation to loans made by Impala to HDSA investors for their purchase of shares in EPL and WPL. The value of this indemnity is the rand equivalent of $95 million of which $68 million expires on 30 September 2009 and $27 million expires on 30 September 2011. A counter-indemnity given by each HDSA investor exists against this contingent liability.

2) IDC investment in Incwala – Lonmin has agreed to indemnify the IDC up to the value of its investment in Incwala (the rand equivalent of $82 million) in relation to warranties provided by each of EPL and WPL. This contingent liability falls away on 30 September 2007.

Additionally, various preference share capital put option agreements were entered into by Lonmin with a number of banks who subscribed for preference shares in HDSAs investing in Incwala. These options, which amount to $15 million, can be put upon Lonmin by the banks in the event that the HDSAs default on payment.

There were no contingent liabilities outstanding in respect of litigation.

A contingent asset exists regarding a claim lodged in respect of the smelter explosion which occurred during 2002. It is estimated that some refund will be received but the quantity and timing are uncertain. No credit has been recognised in the accounts for this.

22 Called up share capital and share premium account

		2004 $m	2003 $m
Authorised			
252,735,000	Ordinary shares of $1 each	**253**	253
	(2003 – 252,735,000 Ordinary shares of $1 each)		
50,000	Deferred shares of £1 each	**–**	–
	(2003 – 50,000 deferred shares of £1 each)		
Issued			
141,616,778	Ordinary shares of $1 each	**142**	141
	(2003 – 141,026,980 Ordinary shares of $1 each, fully paid)		
50,000	Deferred shares of £1 each	**–**	–
	(2003 – 50,000 deferred shares of £1 each)		

		Paid up amount $m	Share premium $m
Issued	At 30 September 2003:		
141,026,980	Ordinary shares of $1 each	141	
50,000	Deferred shares of £1 each	–	
	The exercise of options under:		
535,231	(i) The Lonmin Executive Share Option Scheme	1	
54,567	(ii) The Lonmin Savings Related Share Option Scheme 1994	–	–
	At 30 September 2004:		
141,616,778	**Ordinary shares of $1 each**	**142**	**6**
50,000	**Deferred shares of £1 each**	**–**	**–**

22 Called up share capital and share premium account continued

There were 50,000 sterling deferred shares of £1 each outstanding at 30 September 2004 (2003 – 50,000). These were created in 2002 and issued to a nominee Company by the capitalisation of reserves in order to comply with the requirement that a Public Limited Company must have a minimum share capital of £50,000 in sterling. The deferred shares do not rank pari passu with the ordinary shares.

At 30 September 2004 there were outstanding $215.8 million 3.75% convertible bonds due 30 September 2008. The bonds are convertible at the option of the holders into 10,576,993 ordinary shares of $1 each of the Company at a conversion price of £12.3277 ($20.4023) per ordinary share.

23 Share Incentive Schemes

Share options

The grant of all options is made by the Remuneration Committee.

Exercises of options granted under The Lonmin Share Option Scheme 1994 and The Lonmin Executive Share Option Scheme are normally subject to the attainment of the performance condition that, over any consecutive three year period (starting not earlier than the first day of the month in which the option is granted), the total return to shareholders is greater than the total return during the same period on, (i) the FTSE Actuaries All-Share Index, for options granted prior to 1998, and (ii) the Mining (formerly Extractive Industries) Sector of the FTSE Actuaries Share Indices, for options granted from 1998. The method of calculation of the total return to shareholders is the same method as used to calculate the total return figures published in the Financial Times for the FTSE Actuaries All-Share Index and Mining Sector Indices. This method assumes that the dividends which the Company pays during the period are reinvested in its shares and takes account of the increase in the Company's share price.

During the year options were granted over 22,787 shares of the Company at a subscription price of 840 pence (1,520 cents) under The Lonmin Savings Related Share Option Scheme 1994. No options were granted under The Lonmin Executive Share Option Scheme and The Lonmin Share Option Scheme 1994.

At 30 September 2004, the following options were outstanding:

	Options outstanding (No. of shares and subscription price range)	Aggregate of subscription prices £m/$m	Normal exercise period
xecutive Schemes			7 year periods expiring on or dates between:
he Lonmin Share Option ;cheme 1994	63,842 (942p – 1,150p) (1,705c – 2,081c)	0.7/1.3	1.7.2012 – 30.9.2013
he Lonmin Executive hare Option Scheme	3,735,081 (250p – 1,150p) (452c – 2,081c)	37.0/67.0	20.7.2004 – 30.9.2013
avings Related Scheme			6 month periods expiring on dates between:
ıe Lonmin Savings Related ıare Option Scheme 1994	38,219 (535p – 1,007p) (968c – 1,822c)	0.3/0.5	1.8.2005 – 31.8.2011
	3,837,142	38.0/68.8	

Note

There were 329 individuals who held options under the share option schemes. There were 22 individuals who held options under the Savings Related Scheme and 329 individuals who held options under the Executive Schemes. The US dollar equivalents have been calculated by translating the sterling amounts at the exchange rate ruling at 30 September 2004.

23 Share incentive schemes continued

Long-term Incentive Plan

On 20 July 2004 an allocation of 278,870 shares was made under the Company's Long-term Incentive Plan. This allocation will mature at the end of a three year performance period on 19 July 2007. Should this performance condition be satisfied, the number of shares allocated, or a proportion thereof, will be released to the participants.

Other Incentive Plans

Further details of share awards made during the year can be found in the Directors' Remuneration Report on pages 14 to 23.

24 Reserves

Group	Revaluation reserve $m	Capital redemption reserve $m	Profit and loss account $m
At 30 September 2003	16	88	402
Restated for ESOP accounting	–	–	(3)
At 30 September 2003 – restated	16	88	399
Shares purchased by ESOP	–	–	(2)
Amortisation of share-based payments	–	–	2
Profit for the financial year	–	–	195
Dividends	–	–	(102)
At 30 September 2004	**16**	**88**	**492**

The cumulative total of goodwill written off against Group reserves in respect of acquisitions prior to 1 October 1998 when FRS 10 – Goodwill and intangible assets was adopted amounted to $7 million (2003 – $7 million).

UITF Abstract 38 changes the presentation of an entity's own shares held in an employee share ownership plan (ESOP) by requiring them to be deducted in arriving at shareholders' funds instead of showing them as an asset. Accordingly, the prior year's balance sheet has been restated to show the net book value of the shares held in the Lonmin ESOP of $3 million as at 30 September 2003 as a deduction from shareholders' funds instead of as a fixed asset investment. UITF Abstract 17 (revised 2003) requires the expenses of shares held in an ESOP to be based on the intrinsic value of the shares (being the difference between the fair value at the date the shares are awarded and the amount an employee is required to pay for the shares). The effect of this change of accounting policy on the profit and loss account is $nil and the cumulative amortisation at 30 September 2003 of $2 million has not been affected.

At 30 September 2004 the Group's ESOP held 470,362 shares (2003 – 346,000 shares) with a market value at that date of $9 million (2003 – $5 million). The book value of the ESOP, which continues to be shown as a deduction to the profit and loss account, amounted to $7 million at 30 September 2004. The purpose of the trust is to retain key employees within the Group. The shares were purchased in the open market and funded by Lonmin Plc. At 30 September 2004, 831,481 shares (September 2003 – 339,240 shares) were under option or had been conditionally gifted to employees.

25 Minority equity interest

Minority equity interest included proposed dividends amounting to $nil million at 30 September 2004 (2003 – $19 million).

26 Pension cost

The Group operates a variety of funded pension schemes in the United Kingdom and overseas. The total pension cost for the Group from continuing operations was $20 million (2003 – $14 million), $18 million of which related to overseas schemes (2003 – $13 million). The overseas schemes were all defined contribution plans and the active UK scheme was a defined benefit scheme. There were no accrued obligations under defined contribution plans.

26 Pension costs continued

The Group has continued to account for pensions in accordance with SSAP 24 – Pension costs and the disclosures given in (a) are those required by the standard. FRS 17 – Retirement benefits was issued in November 2000 but is not required to be fully adopted by the Group until the year ended 30 September 2006. Transitional disclosures do, however, apply and have been detailed in (b).

(a) SSAP 24 Disclosures

In the United Kingdom, there are two defined benefit schemes, the Lonmin Superannuation Scheme (the LSS scheme) and the Scottish and Universal Investments Scheme (the SUITS scheme). The LSS scheme applies to the current employees of the Group whereas the SUITS scheme has no active members as it relates to pensioners and deferred pensioners of former subsidiaries of the Group.

The LSS Scheme

The pension costs relating to the LSS scheme have been assessed in accordance with the advice of qualified actuaries based on a valuation conducted on 1 October 2002. At this date, the market value of the United Kingdom scheme assets, in aggregate, was the equivalent of $122 million translated at the appropriate year end exchange rate. Assets of the pension schemes were sufficient to cover 108 per cent of the benefits accruing to the members.

The United Kingdom pension charge has been assessed using the attained age method as approved under SSAP 24 with the following principal growth rate assumptions:

Investment return	5 – 6% per annum
Rate of increase in salaries	3.5% per annum
Rates of increases in pensions in payment	2.5% per annum

The SUITS Scheme

During September 2004, it was agreed to secure members' benefits in the SUITS pension scheme by purchasing annuities for all the remaining members. A contribution of $42 million was made (of which $41 million had been settled by 30 September 2004) as settlement of all outstanding obligations. This has been shown within discontinued operations.

The Overseas Schemes

In respect of overseas schemes, pension costs have been determined in accordance with the latest actuarial advice where practicable and otherwise in accordance with local regulations.

The Group provided healthcare benefits for qualifying pensioners in South Africa during the year. These liabilities were settled during September 2004 as disclosed in note 20 to the accounts.

(b) FRS 17 Disclosures

The LSS Scheme

For the LSS scheme the actuarial valuation was conducted on 30 September 2004 using the following major assumptions:

Discount rate	5.5% per annum (2003 – 5.5% per annum)
Inflation assumptions	3.0% per annum (2003 – 2.75% per annum)
Rate of increase in salaries	3.5% per annum (2003 – 3.25% per annum)
Rate of increase in pensions in payment	3.0% per annum (2003 – 2.75% per annum)
Contribution rate in the year	25.0% per annum (2003 – 23.3% per annum)
Expected future contribution rate	25.0% per annum (2003 – 23.3% per annum)

The assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily be borne out in practice.

26 Pension costs continued

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, are detailed in the table below:

	2004		2003		2002	
	Expected return %	$m	Expected return %	$m	Expected return %	$m
Insurance policies	**5.5**	**61**	5.0	54	5.0	61
Equities	**8.0**	**29**	8.0	33	8.0	33
Bonds	**5.0**	**37**	5.0	23	5.0	15
Total market value of assets		**127**		110		109
Limitation on the use of surplus		**–**		(2)		(1)
		127		108		108
Present value of scheme liabilities		**(122)**		(103)		(103)
Surplus before related deferred tax liability		**5**		5		5
Related deferred tax liability		**(2)**		(2)		(2)
Net pension asset		**3**		3		3

The net pension asset shown above has not been included in the primary statements.

An analysis of the amounts that would have been charged to operating profit was as follows:

	2004 $m	2003 $m
Current service cost	**(1)**	–
Past service cost	**–**	–
Total operating charge	**(1)**	–

An analysis of the amounts that would have been charged to interest was as follows:

	2004 $m	2003 $m
Expected return on pension scheme assets	**7**	3
Interest on pension scheme liabilities	**(6)**	(2
Net return	**1**	1

An analysis of the amounts that would have been recognised in the statement of total recognised gains and losses (STRGL) was as follows:

	2004 $m	2003 $m
Actual return less expected return on pension scheme assets	**1**	[illegible]
Experience gains arising on scheme liabilities	**2**	[illegible]
Changes in assumptions underlying the present value of the scheme liabilities (increase to mortality assumption)	**(6)**	[illegible]
Actuarial loss recognised in the STRGL	**(3)**	[illegible]

26 Pension costs continued

The movement in the scheme surplus during the year was as follows:

	2004 $m	2003 $m
Surplus in scheme at beginning of year	**7**	6
Movement in year:		
Current service cost	**(1)**	–
Contributions	**1**	–
Past service cost	**–**	–
Interest	**1**	1
Actuarial loss	**(3)**	–
Translation exchange	**–**	–
Surplus in scheme at end of year	**5**	7

n analysis of the history of experience gains and losses was as follows:

	2004	2003	2002
ifference between expected and actual return on scheme assets:			
amount ($m)	**1**	–	(10)
percentage of scheme assets	**0.9**	–	(9.9)
xperience gains on scheme liabilities:			
amount ($m)	**2**	1	1
percentage of present value of scheme liabilities	**1.9**	1.0	1.3
otal amount recognised in STRGL			
amount ($m)	**(3)**	–	(15)
percentage of present value of scheme liabilities	**2.9**	–	(19.0)

e SUITS Scheme

r the SUITS scheme the actuarial valuation was conducted on 13 September 2004, the date of the settlement of the scheme, using the owing major assumptions:

scount rate	5.5% per annum (2003 – 5.5% per annum)
ation assumptions	3.0% per annum (2003 – 2.75% per annum)
e of increase in pensions in payment	5.0% per annum (2003 – 5.0% per annum)
ntribution rate in the year	See note below (2003 – 0% per annum)
ected future contribution rate	nil (2003 – nil)

ing September 2004, the Group provided for a funding requirement on the buy-out of the SUITS pension scheme. This amounted to million and has been disclosed within discontinued operations as an exceptional charge.

assumptions used by the actuary are the best estimates chosen from a range of possible actuarial assumptions which, due to the scale covered, may not necessarily be borne out in practice.

26 Pension costs continued

The fair value of the scheme's assets, which are not intended to be realised in the short term and may be subject to significant change before they are realised, and the present value of the scheme's liabilities, which are derived from cash flow projections over long periods and thus inherently uncertain, are detailed in the table below:

	2004		2003		2002	
	Expected return %	**$m**	Expected return %	$m	Expected return %	$m
Insurance policies	–	–	5.0	146	5.0	132
Equities	–	–	8.0	9	8.0	13
Bonds	–	–	5.0	13	5.0	7
Total market value of assets		–		168		152
Present value of scheme liabilities		–		(184)		(166
Net pension liability		–		(16)		(14

The net pension liability shown above has not been included in the primary statements.

An analysis of the amounts that would have been charged to operating profit was as follows:

	2004 $m	200 $
Current service cost	–	[illegible]
Past service cost	–	[illegible]
Settlement	(25)	[illegible]
Total operating charge	(25)	[illegible]

An analysis of the amounts that would have been charged to interest was as follows:

	2004 $m	20 $
Expected return on pension scheme assets	2	[illegible]
Interest on pension scheme liabilities	(2)	[illegible]
Net return	–	[illegible]

An analysis of the amounts that would have been recognised in the statement of total recognised gains and losses (STRGL) was as follows

	2004 $m	20
Actual return less expected return on pension scheme assets	–	[illegible]
Experience losses arising on scheme liabilities	–	[illegible]
Changes in assumptions underlying the present value of the scheme liabilities	–	[illegible]
Actuarial loss recognised in STRGL	–	[illegible]

26 Pension costs continued

The movement in the scheme deficit during the year was as follows:

	2004 $m	2003 $m
(Deficit) in scheme at beginning of year	**(16)**	(14)
Movement in year:		
Current service cost	**–**	–
Contributions	**42**	–
Past service cost	**–**	–
Interest	**–**	–
Actuarial loss	**–**	–
Settlement	**(25)**	(1)
Translation exchange	**(1)**	(1)
Scheme at end of year	**–**	(16)

An analysis of the history of experience gains and losses was as follows:

	2004	2003	2002
Difference between expected and actual return on scheme assets:			
– amount ($m)	**–**	–	(5)
– percentage of scheme assets	**–**	–	(3.2)
Experience losses on scheme liabilities:			
– amount ($m)	**–**	–	(3)
percentage of present value of scheme liabilities	**–**	–	(1.9)
Iotal amount recognised in STRGL:			
amount ($m)	**–**	(1)	(13)
percentage of present value of scheme liabilities	**–**	(0.6)	(8.4)

·7 Related party transactions

he Group's related party transactions are summarised below:

	2004 $m	2003 $m
'urchase of associate – Incwala	**90.4**	–
'urchase from previous minority shareholder of 9.11% of the platinum operations	**311.1**	–
;ale of goods to previous minority shareholder	**30.6**	66.2
mounts due to previous minority shareholder	**–**	6.4
mounts due from previous minority shareholder	**6.4**	22.9
ɔll smelting and refining charges paid to previous minority shareholder	**21.5**	25.6
ommissions paid to previous minority shareholder	**5.0**	3.5
ɔrvices provided to previous associate – Platinum Australia	**0.5**	0.4
mounts due from previous associate – Platinum Australia	**–**	0.3
nounts due from associate – Incwala	**0.5**	–
..anagement contracts – costs incurred	**–**	0.4
Management contracts – fees reimbursed	**–**	0.4

The previous minority shareholder was Impala which held a 27% stake in the platinum operations up until 30 September 2004 when it sold its entire holding.

27 Related party transactions continued

Further details concerning the purchase of Incwala and the additional 9.11% of the platinum operations can be found in the Financial review on page 2 and the Directors' report on page 5.

The Group has taken advantage of the exemption under FRS 8 – Related party disclosures not to disclose related party transactions between subsidiary companies.

28 Capital commitments

Group	2004 $m	2003 $m
Contracted for but not yet provided	**118**	79

29 Operating and finance leases

The annual commitments of the Group under non-cancellable operating leases analysed according to the period in which each lease expires were as set out below:

	Land and buildings	
Group	2004 $m	2003 $m
Operating leases which expire:		
Within one year	**2**	–
Between one and five years	**3**	1
Over five years	**1**	1
	6	2

Obligations under leases comprise:

	Operating leases		Finance leases	
	2004 $m	2003 $m	2004 $m	2003 $m
Rentals due within 1 year	**3**	2	**1**	3
Rentals due after more than 1 year:				
from 1 to 2 years	**2**	2	**–**	[illegible]
from 2 to 3 years	**2**	1	**–**	[illegible]
from 3 to 4 years	**1**	1	**–**	[illegible]
from 4 to 5 years	**1**	1	**–**	[illegible]
After 5 years	**1**	2	**–**	[illegible]
	7	7	**–**	[illegible]
Total	**10**	9	**1**	[illegible]
Less amounts representing interest			**–**	[illegible]
Present value of net minimum lease payments			**1**	[illegible]
Less current lease obligations			**(1)**	[illegible]
Non-current lease obligations			**–**	[illegible]

Obligations under finance leases are included under notes 16 and 17 to the accounts.

30 Net cash flow from operating activities

	2004 $m	2003 $m
Group operating profit from continuing operations	304	298
Depreciation charge	53	46
Decrease/(increase) in stock	19	(59)
Decrease/(increase) in debtors	26	(42)
(Decrease)/increase in creditors	(6)	47
Increase in provisions	–	5
Other	4	1
Net cash inflow from operating activities – continuing operations	400	296
Net cash outflow from operating activities – discontinued operations	(41)	–
Net cash inflow from operating activities	359	296

31 Capital expenditure and financial investment

	2004 $m	2003 $m
Purchase of tangible fixed assets	(187)	(161)
Sale of tangible fixed assets	–	25
Purchase of fixed asset investments	(2)	–
Sale of fixed asset investments	390	1
Advances of loans receivable	(34)	–
Purchase of current asset investments	(2)	(1)
Net cash inflow/(outflow) from capital expenditure and financial investment	165	(136)

32 Acquisitions and disposals

	2004 $m	2003 $m
Investment in associate	(90)	(1)
Additional investment in subsidiary (note 35)	(300)	–
Cash received on sale of subsidiary	–	14
Prepaid expenses	–	(3)
Net cash (outflow)/inflow from acquisitions and disposals	(390)	10

33 Reconciliation of net cash flow to movement in net (borrowings)/cash and deposits

	2004 $m	2003 $m
Balance at 1 October	**(197)**	(155)
(Decrease)/increase in cash in the year	**(21)**	62
Cash inflow from issue of convertible bonds	**–**	(216)
Cash (inflow)/outflow from loans	**(54)**	131
Effect of exchange rate movements	**(3)**	(19)
Balance at 30 September	**(275)**	(197)

34 Analysis of net borrowings

	At 1 October 2003 $m	Cash flow $m	Transfers $m	Exchange movements $m	At 30 September 2004 $m
Cash	66	(46)	–	–	**20**
Overdrafts	(44)	25	–	(3)	**(22)**
	22	(21)	–	(3)	**(2)**
Convertible bonds	(216)	–	–	–	**(216)**
Loans due after one year	(1)	(56)	1	–	**(56)**
Loans due within one year	(2)	2	(1)	–	**(1)**
Net borrowings	(197)	(75)	–	(3)	**(275)**

35 Additional stake in subsidiaries

On 30 September 2004, the Group acquired a further 9.11% in both Eastern Platinum Limited (EPL) and Western Platinum Limited (WPL) taking its holding from 73% to 82%. The acquisitions were accounted for using the acquisition method of accounting.

The assets and liabilities of EPL and WPL and the fair values attributed were as follows:

	EPL/WPL Book value at 9.11% $m	Adjustment $m	EPL/WPL Fair value $m
Tangible fixed assets	103	235	338
Stocks	7	–	7
Debtors	10	–	10
Creditors	(10)	–	(10)
Overdraft and loans	(2)	–	(2)
Provisions	(32)	–	(32)
	76	**235**	**31[illegible]**

The adjustment to fixed assets shown above represents an uplift to reflect the fair value of mining rights acquired. The figures reflect a preliminary allocation of the purchase consideration to the assets of EPL and WPL. This will be reviewed further on 30 September 2005.

The fair value of the consideration given for the Group's purchase of the additional 9.11% in EPL/WPL amounted to $311 million which represented a cash consideration of $283 million and expenses on the transaction of $28 million, of which $17 million was paid in the year.

36 Parent company disclosures

Tangible fixed assets	Plant, machinery, fixtures and equipment $m
Cost:	
At 30 September 2003 and 2004	**2**
Depreciation:	
At 30 September 2003	1
Charge for the year	1
At 30 September 2004	**2**
Net book value:	
At 30 September 2004	**–**
At 30 September 2003	1

Subsidiaries	$m
Cost:	
At 30 September 2003 and 30 September 2004	**1,042**
Provisions:	
At 30 September 2003 and 30 September 2004	**62**
Net book value:	
At 30 September 2003 and 2004	**980**

ixed asset investments	Investments $m	Loans receivable $m	Total $m
At 30 September 2003 – restated	269	–	269
Additions	–	32	32
Disposals	(264)	–	(264)
At 30 September 2004	**5**	**32**	**37**

	2004 $m	2003 $m
Net book value of fixed asset investments:		
Listed	**–**	190
Unlisted	**5**	82
Value at 30 September:		
Listed (market value)	**–**	396
Unlisted (Directors' valuation)	**5**	82

Debtors	2004 $m	2003 $m
Amounts falling due within one year:		
Amounts owed by subsidiary companies	**273**	28
Loans receivable	**2**	–
Other debtors	**3**	3
Prepayments and accrued income	**1**	15
	279	46

36 Parent company disclosures continued

Creditors	2004 $m	2003 $m
Amounts falling due within one year:		
Amounts due to subsidiary companies	**670**	743
Bank loans and overdrafts – unsecured	**4**	1
Other creditors	**3**	5
Accruals	**14**	12
Dividend	**60**	59
	751	820

Creditors	2004 $m	2003 $m
Amounts falling due after more than one year:		
Loans – convertible debt	**212**	211
– other unsecured	**56**	–
	268	211

Details of the convertible debt are shown under notes 17 and 18 to the accounts.

Contingent liabilities	2004 $m	2003 $m
Third party guarantees	**3**	3

There are no contingent liabilities in respect of litigation.

Various indemnities were given by the Company following the purchase of the additional 9.11% in Eastern Platinum Limited and Western Platinum Limited and the investment in Incwala Resources. Further details of these can be found in note 21 to the accounts.

36 Parent company disclosures continued

Reserves	Capital redemption reserve $m	Profit and loss account $m
At 30 September 2003	88	82
Restated for ESOP accounting (note 24)	–	(3)
At 30 September 2003 – restated	88	79
Shares purchased by ESOP	–	(2)
Amortisation of share-based payments	–	2
Profit for the financial year	–	76
Dividends	–	(102)
At 30 September 2004	**88**	**53**

The profit of the Company for the 2004 financial year amounted to $76 million (2003 – $4 million). Details of shares held in the employee share ownership plan can be found in note 24 to the accounts.

Principal Group Companies

Including associates

The following companies have been consolidated in the Group accounts and materially contributed to the assets and/or results of the Group and are classified according to their main activity.

Mining and refining	Country of Incorporation	Direct interest in ordinary share capital %	Beneficial interest %	Principal activities
Eastern Platinum Ltd.	South Africa	82	82	Platinum mining
Western Platinum Ltd.	South Africa	82	82	Platinum mining and refining
Incwala Resources (Pty) Ltd.	South Africa	24	24	Ownership of platinum mining assets

The direct interests and the beneficial interests in Eastern Platinum Ltd and Western Platinum Ltd were 73% for the year up until 30 September 2004 when the interests increased to 82%. The investment in Incwala Resources (Pty) Ltd was made on 30 September 2004.

A full list of Group companies will be included in the annual return registered with Companies House.

Five-year Financial Record

Year ended 30 September

Continuing operations

	2004 $m	2003 Restated $m	2002 Restated $m	2001 $m	2000 $m
Turnover	**1,030**	779	697	866	757
Total operating profit	**303**	297	331	490	380
Profit before exceptional items	**290**	269	332	523	392
Profit before taxation	**290**	291	332	523	402
Profit for the year before exceptional items	**123**	61	185	274	214
Profit for the year	**125**	74	185	274	223
Cost of dividend (net)	**102**	101	101	110	90
Fixed assets	**1,503**	1,272	1,181	997	916
Net current assets/(liabilities)	**13**	79	(6)	404	333
Total assets less current liabilities	**1,516**	1,351	1,175	1,401	1,249
Equity shareholders' funds	**744**	645	671	1,077	926
Net cash inflow from operating activities	**400**	296	359	525	354
Net (borrowings)/cash and deposits	**(275)**	(197)	(155)	523	422
Basic earnings per share (cents)	**88.4**	52.5	121.5	153.7	135.1
Underlying earnings per share (cents)	**96.9**	87.2	98.5	137.4	119.1
Dividends per share (cents)	**72.0**	72.0	72.0	64.0	50.0
Trading cash flow per share (cents)	**229.2**	161.0	118.9	242.9	195.3
Free cash flow per share (cents)	**70.7**	48.2	(4.6)	129.0	105.6
Equity shareholders' funds per share (cents)	**525**	457	476	607	521

Notes:
The 2003 and 2002 figures have been restated to show the investment in the Lonmin Employee Share Ownership Plan as a deduction from equity shareholders' funds.

Corporate Information

Company secretary and registered office
Rob Bellhouse BSc FCIS
Lonmin Plc
4 Grosvenor Place
London SW1X 7YL
United Kingdom

Lonmin is registered in England and Wales as company number 103002

Telephone	+44 (0) 020 7201 6000
Fax	+44 (0) 020 7201 6100
E-mail	contact@lonmin.com
Web	www.lonmin.com

External auditors
KPMG Audit Plc
PO Box 695
8 Salisbury Square
London EC4Y 8BB
United Kingdom

Internal auditors
Ernst & Young
Business Risk Services (SA)
PO Box 2322
Johannesburg 2000
South Africa

Principal Group bankers
Lloyds TSB Bank Plc
Standard Chartered Bank
Standard Bank
HSBC Bank Plc

Financial advisers
Cazenove & Co. Ltd

Stockbrokers
Cazenove & Co. Ltd
HSBC Investment Bank plc

Shareholder Information

Lonmin's shares are quoted on the London and Johannesburg stock exchanges, and ADRs representing Lonmin shares are also traded in an over-the-counter market in the USA.

UK share register information

All holdings of the company's shares are maintained on the company's UK share register, with the exception of those held on the South African branch register. The register is administered by Lloyds TSB Registrars, who offer a range of shareholder information online, including facilities to check shareholdings, update personal details and cast votes at general meetings as well as providing practical help on transferring shares at www.shareview.co.uk. Up-to-date information on the Company is contained in the Company's website at www.lonmin.com, which also includes a link to the registrars' website.

For those wishing to contact the registrars directly, their contact details are Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, United Kingdom. Their telephone number is 0870 600 3970 (international +44 121 415 7047) and the fax number is 0870 600 3980 (international +44 1903 833371).

Currency of dividends

The company declares dividends in US dollars. The final dividend for the year ended 30 September 2004 will be paid in sterling to UK shareholders (unless they elect to receive US dollars) calculated at the US dollar to sterling exchange rate on Friday 28 January 2005 and in US dollars to all other shareholders (unless they elect to receive sterling dividends or have mandated their dividend payments to a UK bank). Elections to receive an alternative currency (dollars or sterling) should comprise a signed request to Lloyds TSB Registrars at the address shown above to be received by 1700 hours on Friday 21 January 2005.

Dividend payment to your bank account

The company can pay UK registered shareholders' dividends direct to their bank or building society account. This means that dividends will normally be in shareholders' accounts on the same day as the payment is made and tax vouchers will be posted to the shareholders' registered addresses. Shareholders wishing to adopt this method of payment should contact the registrars.

Dividend Reinvestment Plan

A Dividend Reinvestment Plan (DRIP) is available through which eligible shareholders may invest the whole of their cash dividends in additional Lonmin Plc shares. Shareholders on the registers on the record date for the recommended final dividend, Friday 21 January 2005, may participate in the plan in respect of that dividend, provided their application forms are received by Monday 31 January 2005. Copies of the DRIP brochure and application form have been sent to eligible shareholders on the registers up to 16 July 2004 and are being sent to those who are newly entered on the registers between then and 21 January 2005. Further copies are available from the registrars or can be downloaded from the registrars' website.

South African branch register information

The South African branch register is administered by Computershare Investor Services 2004 (Pty) Limited, PO Box 61051, Marshalltown 2107, South Africa. Their telephone number is +27 (0)11 370 5000 and the fax number is +27 (0)11 688 5217 or 7707.

Dividends paid on shares held on the branch register are settled in Rand. The final dividend for the year ended 30 September 2004 will be converted using the Rand to US dollar exchange rate on 7 January 2005.

Shareholder Information

American depositary receipts (ADRs)
The company has a sponsored Level 1 ADR programme for which The Bank of New York acts as the depositary. Each ADR represents one ordinary share of the company. The ADRs trade in the over-the-counter (OTC) market under the symbol LOMNY. When dividends are paid to shareholders, the depositary makes the equivalent payment in US dollars to ADR holders.

ADR enquiries should be addressed to The Bank of New York, ADR Shareholder Inquiries Department, PO Box 11258, Church Street Station, New York, NY 10286, USA. To speak directly to a Bank of New York representative, please call 1-888-BNY-ADRS (1-888-269-2377) if you are calling from within the United States. If you are calling from outside the USA, please call +1-610-382-7836. You can also use the e-mail address shareowners@bankofny.com to communicate with the depositary.

Further information for UK domiciled shareholders
Capital Gains Tax
For capital gains tax purposes, shareholders disposing of shares in either Lonmin Plc or Lonrho Africa Plc after 7 May 1998, who held shares prior to that date, should apportion the base cost of their original Lonmin Plc shares between the two companies. Based on the closing share prices on 7 May 1998 of Lonmin Plc and Lonrho Africa Plc, this apportionment would be 80.49% for Lonmin Plc and 19.50% for Lonrho Africa Plc.

The Company's capital reduction was completed on 22 February 2002. For the purposes of assessing any liability to capital gains tax, UK shareholders should apportion 13.33% of the base cost of their original shareholding to the capital reduction and the balance to their new holding of ordinary shares of US$1 each.

The market price of Lonmin Plc ordinary shares at 31 March 1982 was 38.9 pence (as adjusted for subsequent capitalisation issues), and 155.6 pence as adjusted for the consolidation of the Company's shares on 24 April 1998 and 125.3 pence as adjusted for the de-merger of Lonrho Africa Plc on 7 May 1998.

Lonmin Corporate Individual Savings Accounts (ISAs)
Carr Sheppards Crosthwaite offers the Lonmin Corporate Stocks & Shares ISA (from which dividend income and capital gains are completely free of UK tax) for investment in Lonmin Plc shares. UK registered shareholders may subscribe to the Lonmin Corporate ISA up to a maximum currently of £7,000 annually for a maxi ISA (or alternatively one stocks-and-shares mini ISA of £3,000), by direct transfer of eligible employee shares and/or by sale and reinvestment of existing Lonmin Plc shares. To obtain full details and an application form, please contact Carr Sheppards Crosthwaite Limited, Clock House, Dogflud Way, Farnham, Surrey GU9 7UL, Tel 01252 712049, Fax 01252 734628. Carr Sheppards Crosthwaite is regulated by the FSA.

This is not a recommendation that shareholders should subscribe to the ISA. The advantages of holding shares in an ISA vary according to individual circumstances and shareholders who are in any doubt should consult their financial adviser.

Notes

Notes


London
SW1X 7YL
LONMIN
www.lonmin.com

Annual General Meeting 2005

LONMIN

Important information for shareholders : action required

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action to be taken you should consult an appropriate independent professional adviser immediately.

If you have sold or transferred all your shares in Lonmin Plc, please send this circular and the enclosed proxy form to the purchaser or transferee, or to the stockbroker, bank or other agent to or through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

Thursday, 27 January 2005 at 11:00am

Annual General Meeting
QEII Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE


THE MALL
ST. JAMES'S PARK
HORSE GUARDS WALK
WHITEHALL
CABINET OFFICE
MOD
VICTORIA EMBANKMENT
FOREIGN OFFICE
PARLIAMENT ST.
DEPT. OF HEALTH
TREASURY
WESTMINSTER
WESTMINSTER BRIDGE
The Queen Elizabeth II Conference Centre
BIRDCAGE WALK
STOREY'S GATE
PARLIAMENT SQUARE
BIG BEN
HOME OFFICE
TOTHILL ST
BROAD SANCTUARY
ST. MARGRET'S ST.
PARLIAMENT
RIVER THAMES
PETTY FRANCE
ST JAMES'S PARK
WESTMINSTER ABBEY
GREAT SMITH STREET
ABINGDON ST.
VICTORIA STREET
MILLBANK
P

How to get there

By Tube

Westminster on Jubilee, Circle and District Lines
(5 minutes walk)
Exit the station via the underground tunnel towards Parliament Square (exit 6). You will come to street level on Whitehall. Turn left into Parliament Square, cross the road ahead of you then turn right into Broad Sanctuary. The centre is located on your right, directly opposite Westminster Abbey.

St James Park on Circle and District Lines (5 minutes walk)
Take the Broadway exit from the tube station and walk straight down Tothill Street. At the end of this street turn left and you will see the Centre directly in front of you.

Victoria on Victoria, Circle and District Lines (15 minutes walk)
Exit from the front of the station, turn right and walk down Victoria Street. At the end of Victoria Street is Broad Sanctuary, the Centre is on the left hand side opposite Westminster Abbey.

By Train

The station is within walking distance of Charing Cross and Victoria stations.

Eurostar
Waterloo International Station is just minutes walk from the Centre. For more information on travelling on Eurostar contact National Rail Enquiries on 0845 748 4950

By Bus

Buses 11,12, 24, 53, 77 and 88 stop at Parliament Square. Please follow directions from Westminster Tube station to the Centre.

By Air

Heathrow
Take the tube to Green Park on the Piccadilly line. Change to the Jubilee line and stop at Westminster. Approximate journey time: 1 hour.

Alternatively take the Heathrow Express to Paddington, and then take the Circle line tube to Westminster. Approximate journey time:1 hour.

Gatwick
Take the Gatwick Express to Victoria. The Centre is a 15 minute walk from Victoria via Victoria Street. Approximate journey time: 45 minutes.

Stansted
Take the Stansted Express to Liverpool Street, and then take the Circle Line tube to Westminster. Approximate journey time:1 hour.

London City Airport
Take the Jubilee line from the airport to Westminster.

A taxi journey from the major London Airports will take around 60-90 minutes and cost in the region of £60-£90.

Annual General Meeting

LONMIN PLC
Registered in England & Wales
Company number 103002

Registered office:
4 Grosvenor Place, London SW1X 7YL

To the holders of Lonmin ordinary shares
8 December 2004

Dear Shareholder

ANNUAL GENERAL MEETING 2005

Introduction
The 96th Annual General Meeting of Lonmin Plc (the "company") will be held at 11:00am on Thursday 27 January 2005 at the QEII Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of Meeting is set out on page 5 of this circular.

The consideration of resolutions at the Annual General Meeting is important. Your directors believe that in the interests of shareholder democracy it is critical that the voting intentions of all members are taken into account, not just those who are able to attend the meeting. We therefore again propose to put all resolutions at the Annual General Meeting to shareholders by way of a poll rather than a show of hands. The board considers that a poll is more democratic since it allows the votes of all shareholders to be counted, including those cast by proxy. As those who attended our last two shareholders' meetings will be aware, the advent of electronic voting enables poll voting results to be obtained efficiently and effectively. Shareholders attending the Meeting will still have the opportunity to ask questions, form a view on the points raised and vote on each resolution.

Resolution 1: To receive the 2004 Report and Accounts
The directors of the company must present their report and the annual accounts to shareholders for formal adoption.

Resolution 2: To approve the 2004 Directors' Remuneration Report
The Directors' Remuneration Report for the year ended 30 September 2004 is contained in the annual report and is to be laid before the meeting for approval by shareholders in accordance with our legal obligations. The vote is advisory and does not affect the actual remuneration paid to any individual director.

Resolution 3: To declare a final dividend for 2004
A final dividend can only be paid after its approval by shareholders. The directors recommend a final dividend of 42 US cents per share, for payment on 14 February 2005 to shareholders who were on the register at the close of business on 21 January 2005.

Resolution 4: To reappoint the auditors and to authorise the board to agree the auditors' remuneration
The company is required to appoint auditors at each general meeting at which accounts are laid before the company, to hold office until the conclusion of the next such meeting. The audit committee has reviewed the effectiveness, independence and objectivity of the external auditors, KPMG Audit Plc, on behalf of the board, who now propose their reappointment as auditors of the company.
This resolution also authorises the directors, in accordance with standard practice, to negotiate and agree the remuneration of the auditors. In practice, the audit committee will consider the audit fees for recommendation to the board.

Resolutions 5 & 6: To re-appoint directors
The company's Articles of Association require every director to retire by rotation, and also require directors appointed during the year to seek re-election at the next AGM.

This year John Robinson retires by rotation and Brad Mills retires having been appointed since the last AGM. Being eligible, each offers himself for re-election. Peter Ledger also retires by rotation but it is not seeking re-election since he intends to commence a sabbatical on 31 March 2005.

Separate resolutions will be proposed for each of the re-appointments, each of which concerns an executive director of the company. Messrs Ledger, Robinson and Mills each have a service agreement with the company, as detailed in the directors' remuneration report on page 14 of the annual report, which also contains full details of the pay and benefits of each director. Biographies of each of these directors can be found in the annual review.

Resolution 7: Authority to purchase own shares
Under the Companies Act 1985 (the "Act"), the company requires authorisation from a general meeting if it is to purchase its own shares. This resolution (which is to be proposed as a special resolution, requiring support from 75% of the votes cast) seeks to renew the authority given at the Annual General Meeting on 5 February 2004.

If adopted, the resolution will authorise the company to purchase up to approximately 10 per cent of its issued ordinary share capital as at the date of this notice, subject to the limitations in paragraphs (b) and (c) of the resolution on the maximum and minimum prices that may be paid. The authority will be exercised only if in the opinion of the directors this will result in an increase in earnings per share and would be in the best interests of the company.

With effect from 1 December 2003 the Act was amended to allow a listed company purchasing its own shares to hold those shares "in treasury" as an alternative to cancelling them (as was previously the case). Shares held in treasury in this manner are available for resale by the company at a later date.

Accordingly, if this resolution is passed at the AGM, the company will have the option of holding, as treasury shares, any of its own shares that it purchases pursuant to the authority conferred. This would give the company the ability to sell treasury shares quickly and cost effectively and provide the company with additional flexibility in the management of its capital base. No dividends will be paid on shares whilst held in treasury and no voting rights will attach to treasury shares. Whilst they are held in treasury, shares are treated as if cancelled. Any shares purchased by the company under this authority would be cancelled, unless the shares are being purchased by the company to hold as treasury shares for future resale.

The company has not undertaken any purchases of its own shares since the date of the 2004 AGM, but renewal of the authority to do so is sought to preserve flexibility. The authority given by this resolution will expire at the conclusion of the Annual General Meeting in 2006 unless renewed, varied or revoked at that or any earlier general meeting of shareholders.

Annual General Meeting

The authority sought contains several important restrictions, being:

(a) *the authority will only permit a maximum of 14,100,000 shares* with a nominal value of US $1 each, being approximately 10 per cent of the company's current issued share capital, to be purchased on the London Stock Exchange;

(b) the minimum price per share which may be paid is the nominal value of US $1; and

(c) the maximum price per share that may be paid is 105 per cent of the average mid-market price for the company's shares as shown in The London Stock Exchange Daily Official List for the five business days immediately preceding the purchase.

The full exercise of all options outstanding at the date of the Notice of Meeting would require the issue of 3,837,142 ordinary shares. This represents 2.7 per cent of the company's issued share capital and 3.0 per cent (in each case as at 8 December 2004, being the latest practicable date prior to the publication of this circular) if the proposed authority to purchase the company's own shares had been obtained and exercised in full. The company has issued no warrants to subscribe for share capital.

Resolution 8: Amendment of the company's Articles of Association

The Articles of Association form the contract between the shareholders and the company, and contain various detailed provisions as to how the company's affairs will be managed, in effect amounting to the company's constitution.

The Articles were last reviewed fully in 1994, although there have been a number of piecemeal changes in the intervening years in response to legislative and regulatory changes. The board feels that there is now a clear view of best practice and the time is opportune comprehensively to refresh the Articles of Association. The changes proposed are, in your board's view, sufficiently extensive to merit the adoption of new Articles of Association. This resolution (which is to be proposed as a special resolution, requiring support from 75% of the votes cast) would have the effect of adopting new Articles of Association in place of the current version, replacing them in their entirety.

The material differences between the current and the proposed new Articles of Association are summarised in the schedule to this circular. *Changes of a minor or purely technical nature have not been* mentioned specifically.

Copies of the company's current and the proposed new Articles of Association of the company are available for inspection during normal business hours at the registered office of the company until the date of the AGM. *Copies will be available at the AGM meeting venue on the* morning of the meeting from 10:30am until its conclusion.

Proxy form

The proxy form enclosed with this letter should be completed and returned as soon as possible, but in any event so as to be received by:

- in the case of shareholders on the UK register, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DB
- in the case of shareholders on the South African branch register, Computershare Investor Services, PO Box 61051, Marshalltown 2107, South Africa

to be received by no later than 11:00am (London time) on Tuesday 25 January 2005.

Alternatively, shareholders on the UK register may appoint a proxy electronically by logging on to the website www.sharevote.co.uk. Electronic proxy appointments must also be received by Lloyds TSB Registrars no later than 11:00am (London time) on Tuesday 25 January 2005.

Holders of uncertificated stock can also lodge votes electronically through CREST – see note 6 on page 6 of this circular.

Shareholders who return a proxy form or give an electronic proxy instruction will still be able to attend and vote in person at the meeting if they so wish.

Unfortunately, South African law does not yet permit electronic voting so we are unable to offer this facility to those on the South African branch register.

Directors' recommendation

The directors recommend shareholders to vote in favour of each of the above resolutions, which they consider to be in the best interests of shareholders as a whole, as they intend to do in respect of their own beneficial shareholdings.

Yours sincerely

Sir John Craven
Chairman

Notice of Annual General Meeting

Notice is hereby given that the 96th Annual General Meeting of Lonmin Plc will be held at 11:00am on Thursday 27 January 2005 at the QEII Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE to transact the following business:

Report and Accounts

1. To receive the audited accounts and the reports of the directors and auditors for the year ended 30 September 2004.

Remuneration Report

2. To receive and approve the Directors' Remuneration Report for the year ended 30 September 2004.

Dividend

3. To declare a final dividend of 42 US cents per share in respect of the year ended 30 September 2004, payable on 14 February 2005 to shareholders on the register at the close of business on 21 January 2005.

Auditors

4. To re-appoint KPMG Audit Plc as the company's auditors and to authorise the directors to agree the auditors' remuneration.

Directors

5. To re-elect John Robinson as a director of the company.
6. To re-elect Brad Mills as a director of the company.

Authority to purchase own shares

7. *To consider and, if thought fit, to pass the following resolution as a special resolution:*

   That, pursuant to Article 9 of the company's Articles of Association, the company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of US $1 in the capital of the company ('ordinary shares') provided that:

   (a) the maximum number of ordinary shares that may be purchased is 14,100,000 million;

   (b) the minimum price that may be paid for an ordinary share is US $1;

   (c) the maximum price that may be paid for an ordinary share is an amount equal to 105 per cent of the average of the middle-market prices shown in the quotation for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased;

   (d) this authority shall expire at the conclusion of the next Annual General Meeting of the company after the passing of this resolution unless previously renewed, varied or revoked by the company in General Meeting; and

   (e) the company may enter into a contract to purchase its ordinary shares under this authority prior to its expiry, which contract will or may be executed wholly or partly after such expiry, and may purchase its ordinary shares in pursuance of any such contract.

Amendments to the Company's Articles of Association

8. To consider and, if thought fit, to pass the following resolution as a special resolution:

   That the amended Articles of Association of the company in the form produced to the meeting and initialled by the Chairman for the purposes of identification be and they are hereby adopted as the Articles of Association of the company in place of and to the exclusion of the existing Articles of Association of the company.

By Order of the Board
Rob Bellhouse
Company Secretary
8 December 2004

Notice of Annual General Meeting continued

Notes

1. Copies of the contracts of service between each executive director and the company and the letters of appointment of the non-executive directors setting out the terms and conditions of their appointment are available for inspection during normal business hours (Saturdays, Sundays and public holidays excepted) at the registered office of the company. These, together with the register of directors' interests in the shares of the company and its subsidiaries, will be available for inspection on the morning of the AGM at the meeting venue from 10:30am until its conclusion.

2. A shareholder entitled to attend and vote at the meeting may appoint a proxy to attend and, on a poll, vote in his/her place. A proxy need not be a shareholder of the company. A proxy is not entitled to speak at the meeting, except to demand a poll, and may vote only when a poll is taken.

3. A form of proxy must be executed by or on behalf of the shareholder making the appointment. A corporation may execute a form of proxy either under its common seal or under the hand of a duly authorised officer. A shareholder may appoint more than one proxy to attend on the same occasion.

4. A shareholder wishing to appoint a proxy should complete the accompanying form of proxy, which is pre-paid and addressed. The proxy form must be received by (in the case of shareholders on the UK register) Lloyds TSB Registrars at The Causeway, Worthing, West Sussex BN99 6DB or (in the case of shareholders on the South African branch register) Computershare Investor Services, PO Box 61051, Marshalltown 2107, South Africa, in either case by no later than 11:00am on Tuesday 25 January 2005.

5. Alternatively, a shareholder may register the appointment of a proxy electronically by logging on to the website www.sharevote.co.uk. Full details of the procedure are given on that website. Electronic proxy appointments must be received by Lloyds TSB Registrars no later than 11:00am on Tuesday 25 January 2005.

South African legislation does not permit the electronic registration of proxy appointments. Shareholders on the South African Branch Register must therefore deposit their Forms of Proxy at the South African address stated in paragraph 4 above.

6. (a) CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   (b) In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   (c) CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   (d) The company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

7. Shareholders who return a form of proxy or register the appointment of a proxy electronically will still be able to attend the meeting and vote in person if they so wish.

8. Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the company gives notice that the time by which a person must be entered on the register in order to attend or vote at the meeting or adjourned meeting (and for calculating the number of votes such a person may cast) is 6.00pm on the date which is two days prior to the meeting or adjourned meeting. Changes to entries on the register of securities after the relevant time will be disregarded in determining the rights of any person to attend or vote (and the number of votes they may cast) at the meeting or adjourned meeting.

9. The quorum for the meeting will be three persons entitled to vote upon the business to be transacted, each being a shareholder or a proxy for a shareholder or a duly authorised representative of a corporation which is a shareholder.

Annual General Meeting – Schedule

SUMMARY OF NEW ARTICLES OF ASSOCIATION PROPOSED FOR ADOPTION

1 INTRODUCTION

1.1 This schedule contains a summary of the principal differences between the current Articles of Association of the company (the "Articles") and the proposed new Articles of Association of the company (the "New Articles") to be adopted pursuant to Resolution 8. Certain changes of a conforming, drafting or technical nature have not been specifically addressed in this schedule.

2 SUMMARY OF PRINCIPAL PROPOSED CHANGES TO THE COMPANY'S ARTICLES OF ASSOCIATION

2.1 Uncertificated shares (CREST) – various articles

Under the Uncertificated Securities Regulations 2001 (the "Regulations") a company may permit the holding of shares in a class in uncertificated form and the transfer of any such shares by CREST (provided that the articles of association are in all respects consistent with (a) the holding of shares in that class in uncertificated form (b) the transfer of title to shares in that class by means of CREST, and (c) the Regulations). The New Articles make specific and detailed provisions for this (in substitution for the very general enabling provision in the current Articles) and replace all provisions of the current Articles that might otherwise conflict with the Regulations or be inconsistent with the transfer of shares through CREST. The New Articles do not affect the right of shareholders to continue to hold their shares in certificated form if they wish to do so.

2.2 Electronic communications – various articles

The Companies Act 1985 (Electronic Communications) Order 2000 (the "Order") and the Electronic Communications Act 2000 set out a legislative regime which facilitates the use of electronic communications by companies (between the company and Companies House, from the company to its members and from the members to the company). The ICSA recommends that companies should amend their articles to provide specifically for electronic communications as soon as practicable. Rather than relying generally on the provisions contained in the Order, the New Articles expressly provide for the company to take advantage of electronic communications and reflect the provisions of the Order by facilitating, but not requiring the use of, such communications.

2.3 Treasury shares – various articles

The New Articles bring the Articles as a whole into line with the updated legislation relating to treasury shares. The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the "Regulations") came into force on 1 December 2003. The Regulations (as amended by The Companies (Acquisition of Own Shares) (Treasury Shares) No. 2 Regulations 2003, which came into force on 18 December 2003) allow a listed company purchasing its own shares in accordance with the Companies Act 1985, to hold those shares in treasury as an alternative to cancelling them. Shares held in treasury in this manner are available for resale by the company at a later date.

Provided the appropriate resolution is passed at the Annual General Meeting, the company will have the option of holding as treasury shares, any of its own shares that it purchases. This would give the company the ability to sell treasury shares, providing the company with additional flexibility in the management of its capital base. No dividends will be paid on shares whilst held in treasury and no voting rights will attach to the treasury shares. Various articles have been amended as a consequence of these developments. These changes ensure that the New Articles are consistent with the updated legislation and that, as a consequence of these legislative changes, the meaning of any article that refers to issued share capital and proportions of share and voting capital will remain clear if shares are at any stage held in treasury.

2.4 Retirement of directors – new article 98

The Combined Code (Code Provision A.7.1) states that all directors should be required to re-submit themselves for re-election at least every three years. This differs from the position in the current Articles which contain a "one-third retiring by rotation" requirement. As such a provision is no longer required the New Articles do not contain a retirement by rotation provision. The New Articles also simplify the position in relation to the retirement of directors.

2.5 Removal of directors – new article 107

Article 107 in the New Articles provides that directors of the company will be forced to leave office by reason of such director attaining the age of seventy. This differs from the more complex current Articles which provide inter alia for retirement at the age of 65 and reinstates the default position under section 293 of the Companies Act 1985. In addition, the provisions in the current Articles regarding age limits for directors have been replaced by more straightforward provisions in the New Articles.

2.6 Bonus issues – new article 135(2)

Employee share option schemes often provide for the option price to be adjusted downwards to reflect the discount element in rights issues, and this may result in the option price being reduced below nominal value. One way of avoiding shares being issued at a discount on the exercise of options is to capitalise reserves in favour of option holders to cover the difference between the option price and nominal value. Paragraph (2) of this new Article 135 confers the necessary power on the directors for this purpose.

2.7 Directors' indemnities – new article 149

The Companies (Audit, Investigations and Community Enterprise) Act (the "Act") received Royal Assent on 28 October 2004 . Amongst other things, the Act will relax the existing prohibition in section 310 of the Companies Act 1985 on companies indemnifying their directors against costs and liabilities. According to the provisional commencement timetable for the Act, these provisions will be implemented by April 2005.

The existing section 310 prohibition on indemnities will no longer apply to directors and other officers of the company and will only apply to the company's auditors. The new, more relaxed, prohibition on companies indemnifying their directors will be set

Annual General Meeting – Schedule continued

out in new sections 309A to 309C of the Companies Act 1985 and the new provisions allowing companies to fund the defence of proceedings against a director will be set out in a new section 337A of the Companies Act. The prohibition, currently in section 310, on companies indemnifying their company secretary and other managers is being removed completely.

The proposed new article 149 is a general, permissive article, allowing the company to indemnify directors subject to the provisions of the Companies Act 1985 (as amended by the Act). The article refers generally to the granting of indemnities and does not contain any limits on the power of the company to grant indemnities but the company must comply with the limits in sections 309A-C of the Companies Act 1985. The new article will require the right of any director to an indemnity, and the extent of such an indemnity, to be dealt with in a contractual arrangement to be entered into between the company and the relevant director. All such arrangements will be subject to board review and will be disclosed in the annual Directors' Remuneration Report.

2.8 Companies Act 1985 - Section 80 authority and limited disapplication of section 89

The company has for many years had the bulk of the wording conferring these powers contained in its articles, which enables the AGM resolutions to be considerably shortened. The New Articles do not take this approach. The approach taken in the current Articles means that:

- the sophisticated shareholder who wants to understand the resolutions properly has to read the articles as well as the resolutions and accompanying explanation;
- it reduces the company's flexibility if guidelines are relaxed or practice changes, as any change would need to be made to the articles; and
- the advantage of shorter resolutions in the notice of meeting does not justify the reduced flexibility available to the company.

The New Articles change the company's historic practice, i.e. adopt short form articles and have long form resolutions, to address the points mentioned above.

Sustainable Development Report

LONMIN

Lonmin Plc



A rock solid foundation...


LONMIN
About Lonmin
Our Business
Sustainable Development
Investor Centre
News and Press
Careers
Home > Sustainable Development
Black Economic Empowerment
Political Involvement
Human Rights
Human Capital
Communities
Safety
Occupational Health
HIV / AIDS
Environment
Lonmin Development Trust
Case Studies
to Lonmin's Sustainable Development Area
Sustainable development is the key to our success
Women in Mining
HIV
Sustainable Development
Our Approach
We at Lonmin Plc, believe that the net impact our operation has on our neighbouring communities, their respective environments and their economic subsistence, should be positive one - from exploration through to post-closure. Our planning is aimed at ensuring that the net wealth created and distributed will outweigh the environmental aspects, the social dislocation costs and the regulatory burdens of the mine.
A fundamental principle of our longterm strategy is to actively build our businesses around sustainable development principles for the following reasons:
to attract capital,
to ease regulatory approval timeframes,
to build corporate acceptability for potential new investment; foreign or local; and
to impede third parties who do not subscribe to our principles or meet our requirements from investing in our projects.
We found the "Seven Questions for Sustainability" methodology that was developed by one of the Work Groups of MMSD North America to be a particularly useful approach to putting sustainable development theory into practices. Building on these seven questions, a company is able to identify and control the impacts of its mining activity and to better understand its role and contribution to sustainability.
The seven key questions deal specifically with:
Done
Internet

Contents

www.lonmin.com

Lonmin Charter

We are Lonmin, a primary producer of Platinum Group Metals. We create value by the discovery, acquisition, development and marketing of minerals and metals.

We respect the communities and nations that host our operations and conduct business in a sustainable, socially and environmentally responsible way.

Our Mission

To grow and build our portfolio of high quality assets.

To deliver the requirements of the South African broad based socio-economic Mining Charter and we welcome the opportunity to transform our business.

To build a value-based culture, which is founded on safe work, continuous improvement, common standards and procedures, community involvement and one that rewards employees for high performance.

We are successful when

Our employees live and work safely and experience the personal satisfaction that comes with high performance and recognition.

Our shareholders are realising a superior total return on their investment and support our corporate sustainability values.

The communities in which we operate value our relationships.

We are meeting our commitments to all business partners and our suppliers, contractors, partners and customers support our Charter.

Our Values

Zero Harm
We are committed to zero harm to people and the environment.

Integrity, Honesty & Trust
We are committed ethical people who do what we say we will do.

Transparency
Open, honest communication and free sharing of information.

Respect For Each Other
Embracing our diversity enriched by openness, sharing, trust, teamwork and involvement.

High Performance
Stretching our individual and team capabilities to achieve innovative and superior outcomes.

Employee Self-Worth
To enhance the quality of life for our employees and their families and promote self esteem.

Sir John Craven
Chairman

Brad Mills
Chief Executive

November 2004

Chief Executive's Overview

...positioned for

We have developed a new vision, set of values and conditions for success that will help us focus our efforts on building a sustainable business that operates in partnership with our local communities and host countries.

Lonmin today is a Company undergoing rapid change.

We have developed a new vision, set of values and conditions that will help us focus our efforts on building a sustainable business that operates in partnership with our local communities and host countries. Additionally, we have completed our first Black Economic Empowerment transaction (Incwala), which brings us new partners. Their perspective will be invaluable to us in building our business in South Africa in the future.

The purpose of this report is to lay out in an open and transparent way, how well we have performed against our prior commitments and targets in the area of Corporate

opportunity to set new targets and goals for the coming years.

At Lonmin, we have a number of tough issues that face us. The first of these is developing a safety culture where serious accidents and injuries are not accepted and our employees can expect to be able to work safely at all times.

We have serious health issues brought on by the HIV/AIDS pandemic and we must find ways to arrest and reverse the impacts of this deadly disease and its social and economic impacts on families and our business.

Many of our local communities suffer very high levels of unemployment and the violence and

poverty. We need to do a better job of empowering these communities in developing and implementing long-term strategic plans to drive economic development, employment, better schools and better safety and security for everyone. Hand in hand with these issues, is the need to eliminate the single sex hostel living arrangements at our mines that contribute both to the HIV/AIDS issue, as well as lack of significant involvement by our employees with the sustainable development of the local communities.

We have to do a better job of environmental monitoring and performance. Our audits of this area indicate that while we don't believe there are any serious issues, our overall compliance and attention to detail can

Brad Mills Chief Executive





We are committed to achieving the goals and objectives of Black Economic Empowerment and the new South African Mining Charter in a holistic and proactive way. We are looking at all areas of our business that need transformation to reflect the new realities in South Africa and we are putting in place plans to achieve this transformation in as rapid a manner as possible.

This report outlines in detail our successes and challenges with these issues and I hope that it will indicate to all readers the serious commitment that exists within Lonmin to achieve excellence in this area of performance. As with any journey, the first step is knowing where you are and the second is knowing where you want to go.

Today, we have completed a number of audits and surveys that tell us the truth about our current situation. Our new vision, values, conditions of success, coupled with concrete performance goals tell us where we want to go. We are committed to sharing this information openly with all of our stakeholders today and in the future.

Brad Mills
[illegible]
24 November 2004

The sustainable development of the Lonmin Group is key to its future success. As Chief Executive, I believe that:

Safety

[illegible]

Health

[illegible]

Environment

[illegible]

Community

[illegible]

Performance 2004

Area	Status	Commitment
Corporate governance	✔	We will maintain current certification of management systems at all sites.
	✔	A third party legal compliance audit will be conducted by June 2004, covering all regulatory SHE aspects.
	✔	We will receive zero fines and prosecutions for the reporting year.
	✔	We will establish risk registers at all sites by 30 September 2004 in accordance with the Lonmin SHEC Risk Management Guideline.
Economic	✔	We will monitor and maximise progress towards full compliance with the South African Black Economic Empowerment scorecard requirements to ensure qualification for a new order mining licence within the defined time frame.
Safety		We will achieve zero fatalities at each of our operations.
	✔	• PMR
	✔	• BMR/Smelter
	✘	• Karee mine
	✔	• EPL
	✘	• WPL
	✘	• Opencast
HIV/AIDS	✔	We will monitor the implementation of the HIV/AIDS guidelines at all our operations.
	✔	We will roll-out anti-retroviral therapy (ART) to all our operations.
	✔	We will investigate the feasibility of extending the ART programme, as well as current medical cover, to dependants of employees.
Environmental		
Land management	✔	We will have land management plans in place at all sites by 30 September 2004.
Water	✔	We will implement water management plans at all our operations and will include site-specific targets for source management, efficient use and waste load control by 30 September 2004.
Energy and greenhouse gas emissions	✔	We will require all sites to have energy conservation plans with specific targets in place by 30 September 2004.
	✔	We will develop greenhouse gas management programmes on all sites with emissions greater than 50,000 tonnes per year of CO_2 equivalent by 30 September 2004.
	✔	We will set an aggregate Company target to reduce our greenhouse gas emissions per unit of production by 30 September 2004.
Air quality	✔ ✘	We will meet our new air quality permit requirements which stipulate that sulphur dioxide emissions must be less than 4.8 tonnes a day and all stack dust releases must be less than 50mg/m^3.
Waste	✔	We will require all sites to have waste minimisation programmes in place by 30 September 2004; these programmes will classify waste types and detail management strategies towards reduction.
Social		
Employment	✔	We will achieve zero transgressions of the principles embodied in the United Nations Declaration on Human Rights.
	✔	We will conduct self-assessments on human rights-related risks at all our operations in order to identify areas in which mitigatory measures are required and will verify the results externally.
Diversity	✔	We will identify and fast-track Historically Disadvantaged South African (HDSA) employees for participation in management, in line with our Employment Equity (EE) targets.
Stakeholder engagement	✔	We will implement the stakeholder communication strategy that will include a comprehensive stakeholder register for the Company by 30 September 2004.
	✔	We will conduct a stakeholder perception survey and align community development programmes to the findings.
Housing and infrastructure	✔	We will commence the development of 2,000 additional houses planned for Marikana/Boitumelo, which will be phased over a five-year period.
Community development	✔	We will embark on a public safety, health, environmental and community performance reporting system at a local level by 30 September 2004, taking cognisance of the interest of local stakeholders at our operations.
	✔	We will make an aggregate contribution to community programmes of 1% pre-tax profits, including in-kind support, calculated on a three-year rolling average.

Targets for 2005 – 2009

Corporate governance	2005	We will maintain current certification of management systems at all sites.
	2005	We will undertake an annual self-assessment against the Lonmin SHEC Management Standards to achieve full implementation of these standards at all sites by 30 September 2005.
	2005	We will receive zero fines and prosecutions for the reporting year.
	2005	We will be 100% legally compliant with regards to environmental issues.
Economic	2009	We will monitor and maximise progress towards full compliance with the South African Black Economic Empowerment (BEE) scorecard requirements to ensure qualification for a new order mining licence within the defined time frame.
	2005	We will assess our regional economic impact in order to determine our upstream and downstream effects on the regional and local communities by 30 September 2005.
Safety	2005	We will achieve zero fatalities at each of our operations.
	2005	We will reduce the lost time injury frequency (LTIF) by 50% by 30 September 2005.
HIV/AIDS	2005	We will have at least 400 patients on the ART Programme by September 2005.
Health	2005	We will extend the integrated central database to include occupational hygiene measurements by 30 September 2005.
	2005	We will complete baseline surveys on occupational exposure hazards at all sites and establish an occupational hygiene-monitoring programme that will link to the existing medical surveillance programme by 30 September 2005.
Environmental		
Product stewardship	2005	We will prepare product stewardship life cycle inventories for all major products by 30 September 2005.
Land stewardship	2005	We will compile comprehensive mine closure plans for all sites by 30 September 2005 so that land is restored in a responsible manner.
Biodiversity	2005	We will develop corporate guidelines for biodiversity management and these will be implemented by our operations by 30 September 2005.
Water	2007	We will reduce our Company aggregate fresh water consumption by 10% per unit of production by 30 September 2007, based on our 2003 results.
Energy and greenhouse gas emissions	2007	We will reduce our Company aggregate energy consumption by 10% by September 2007, thereby reducing the greenhouse gas emissions with 5%, based on our 2003 results.
Waste	2007	We will reduce our aggregated company waste per unit of production by 20% by September 2007, based on our 2003 results.
Social		
Employment	2005	We will achieve zero transgressions of the principles embodied in the UNDHR.
	2009	We will increase female participation in mining to 10% by 2009.
	2009	We will ensure that senior and middle management comprise 40% HDSA employees by 30 September 2009.
Education and training	2007	We will increase the literacy level of our employees to 50% at NQFI level by 2007.
Stakeholder engagement	2005	We will enhance our stakeholder relations to show 50% improvement in survey results.
Licence conversion	2005	The conversion to a New Order mining licence will be achieved by September 2005.
Housing and infrastructure	2005	We will deliver 650 of the 2,000 houses planned for Marikana/Boitumelo by September 2005, which will be phased over a five-year period.



...helps us identify

Responsible corporate conduct channels corporate decisions in the right direction, growing partnerships that are founded on trust and integrity.

We conduct our business well within the boundaries of internationally recognised governance principles and guidelines. We have developed a Code of Business Principles that is incorporated into our operational business strategies and guidelines.

Risk Management

The key sustainability risks are managed through the Lonmin Risk and SHEC Committee, which is chaired by the Chief Executive. This Committee has the following objectives:

- To advise the Chief Executive's Committee, Audit Committee and Board on risk, safety, health, environment and community (SHEC) and social responsibility matters generally and particularly in relation to their management within Lonmin.
- To assess management's attitudes and the effectiveness of their approach and activities in relation to managing risk in its broadest sense.

SHEC Governance

We are implementing a structured, systematic management culture that is supported and enhanced by regular internal and external audits.

At every level of the organisation, our line managers are responsible for SHEC matters. Although they are supported by functional personnel who provide specialist advice and support in managing all aspects of SHEC, ultimate responsibility rests with the line management teams. The overall SHEC governance body is the Risk Committee of the Board. Executive remuneration is also directly linked to the financial and non-financial performance of the Company. Non-financial performance indicators include health, safety, environmental and community targets.

We have developed and implemented SHEC management standards across all our operations. These standards form the basis for the development and application of SHEC management systems at all levels in Lonmin. Although SHEC matters are interrelated and co-dependent, it is recognised that the skills and processes required to manage these disciplines will vary according to the site.

The scope of the standards covers all operational aspects and activities that have the potential to affect, positively or negatively, the health and safety of people, the environment or the community. They cover the entire life cycle of operations, from exploration and planning through to operation, closure, decommissioning, remediation and rehabilitation.

The objectives of these standards are to:

- provide a risk-based SHEC management system framework, consistent with ISO 14001, OHSAS 18000, SA 8000 and other internationally recognised standards, that supports the implementation of the SHE Policy across Lonmin;
- set out and formalise the expectations of Lonmin in relation to the progressive development and implementation of more specific and detailed SHEC management systems at all operations;
- provide auditable criteria against which SHEC management systems across Lonmin can be measured; and

Minimising our impact where we operate.

Lonmin Management Standard

Standard 1	Leadership and accountability
Standard 2	Legal requirements and document control
Standard 3	Risk and change management
Standard 4	Planning, goals and targets
Standard 5	Awareness, competence and behaviour
Standard 6	Health and occupational hygiene
Standard 7	Communication, consultation and participation
Standard 8	Ethics and human rights
Standard 9	Design, construction and commissioning
Standard 10	Operations and maintenance
Standard 11	Suppliers and contractors
Standard 12	Product stewardship
Standard 13	Incident reporting and investigation
Standard 14	Emergency management
Standard 15	Monitoring, audit and review




Charter
Lonmin
SHEC Policy
Lonmin SHEC Management
Company-wide SHEC Procedures
Guidelines and Toolkits
Business-based
SHEC Management Systems
Operational SHEC Procedures

Audit of Lonmin SHEC Systems


Audit score
1
2
3
4
5
0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15

- provide a basis from which to drive continuous improvement towards leading industry practice.

Application
These standards are also made available to all contractors working at Lonmin, so that comparable SHEC management standards can be applied. We have recently developed a checklist for our exploration joint venture partners to measure the compliance of their SHEC programmes with these standards. The standards will be reviewed at least every two years.

Hierarchy of Documents
The Lonmin SHEC management system is hierarchical, with documents and systems having to meet and support the requirements of those of higher levels.

Status of Documents
The Lonmin Charter, SHE Policy, SHEC Management Standards and Company-wide procedures are mandatory at all Lonmin sites and operations. These documents address specific areas (e.g. reporting manual and incident investigation) where it is important that activities are carried out consistently across the Company.

Company-wide guidelines are advisory only and provide Lonmin businesses with guidance on the effective implementation of the standards (e.g. water management guideline, waste management guideline, etc). Toolkits are not mandatory, but provide preferred methods for meeting the requirements of the standards and Company-wide procedures, protocols and guidelines (e.g. human rights toolkit).

Business Unit SHEC Management Systems may consist of both mandatory and advisory documents. These apply only to the sites and operations controlled by the relevant business. Operational SHEC procedures apply to the sites and operations where they are issued.

Performance
Compliance audits of our business unit SHEC management systems against the SHEC management standards were conducted during the financial year under review. The graph illustrates the combined results of the audits. A number of areas that need urgent attention have been identified. Action plans have been developed to achieve our target score of 3.5 by the end of the 2005 financial year.

We have also achieved ISO 14000 certification at all our operations and the smelter and refinery have in addition achieved OHSAS 18000 certification.

External Benchmarking

Lonmin subscribes to or endorses the following principles or initiatives on good corporate citizenship developed by external bodies:

- The principles on sustainable development of the International Council for Mining and Minerals (ICMM), of which Lonmin is a member.
- The FTSE4Good Index Series, which has been designed to measure the performance of companies that meet globally recognised corporate responsibility standards and to facilitate investment in those companies. Lonmin has been included in the FTSE4Good Index since March 2001.
- Business in the Community's Corporate Responsibility Index, which has rated Lonmin second in the mining sector (www.bitc.org.uk).
- The Extractive Industries Transparency Initiative (EITI), a voluntary initiative that seeks to increase transparency regarding payments and revenues made by the extractive sector in countries highly dependent on these resources.
- The principles of the Ethics Institute of South Africa (www.ethicsa.org), of which Lonmin is also a member.

...to achieve zero harm in the workplace

The safety of our employees is a core value of our business. Our goal is zero harm. To achieve this we seek to create a mindset where people believe it is possible to work injury–free.

Performance

Fatalities

It is with regret that we report the tragic loss of eight lives as the result of work-related activities. The eight fatalities constitute six full-time employees and two contractors. We remain determined to make zero fatalities a reality at our operations.

Our performance, as measured by the lost time injury frequency rate of 20.9 for employees and contractors, improved by 2% compared with 2003. This figure represents a total of 1,294 lost time injuries (LTI), compared with 1,327 in 2003, with a severity ratio of 14.7 days lost per LTI. This is the first step towards achieving our target of a 50% reduction in lost time injury frequency by 2005.

Policy and Strategy

The Lonmin governance framework provides strong support for safety management, from values and policies to management standards and operational procedures. Safety is an integral part of our operational and risk management processes, where we place an uncompromising emphasis on hazard identification, risk assessment and risk management. We measure legal and system compliance and performance through operational and external auditing and reporting processes.

Programmes

To achieve our safety goal, our focus is on visible leadership, individual accountability, setting appropriate targets, engaging in the workplace, implementing minimum SHEC management standards and auditing performance against those standards. We have also implemented fatal risk protocols to give our operations guidance on the management of the major hazards that cause fatalities.

Visible Leadership

The Lonmin safety principles highlight visible leadership and commitment on the part of management as crucial elements in achieving the goal of zero harm. Executive and senior managers from the Board to first-line management are required to be accountable and committed to leading by example, to engage with employees and

Visible leadership: Sir John Craven and Brad Mills in conversation with Kaja Tsimanga during a safety audit at the
K4 Concentrator.





Fatalities
Fatalities
Number
12
9
6
3
0
6
11
6
8
01
02
03
04

contractors and to eliminate unsafe behaviour and conditions from their areas of responsibility. We intend to improve the quantity and quality of workplace engagement processes through further training and extending them to further levels of leadership in the organisation.

Lonmin's programme of interactive behavioural audits in the workplace is modelled on a practice refined by Du Pont Safety Resources. Du Pont devised a training programme called Safety Management Audit Training (SMAT), which trains managers to conduct safety observation audits. The process involves managers engaging in conversation with people in the workplace, identifying the safety issues in that particular job involving that particular person, and confirming with the employee what needs to be done to ensure continued safety for the individual and the Group. This enables supervisors and managers to observe the performance of normal work activities, reinforce safe work practices and correct unsafe acts and conditions.

Training

Effective skills and safe working programmes are developed through continuous technical training efforts. Underground training centres offer learners the opportunity of job-specific training in a real-life environment. Training material is regularly reviewed and aligned with risk assessment outcomes.

Reporting

The Lonmin SHEC Reporting Manual was compiled to ensure a common approach to safety reporting across the operations. An incident reporting system has been implemented and a comprehensive incident investigation and review procedure developed. This system includes the reporting of incidents of actual and potential significant severity. These incidents are investigated in detail and the information is shared across all our operations. An intranet-based incident reporting system is to be implemented to ensure the spread of best practice across the operations.

Operations further conduct audits against the requirements of the management standards. Major findings are reported to the executive management and corrective action is instituted. Legal compliance is a baseline requirement for our operations and third-party legal conformance assessments verify our performance against legal requirements.

Our sincere condolences to the family and friends of the following employees who have lost their lives in work-related accidents

Mfanafuthi Ntuli was fatally injured when he fell down an orepass. 23/11/2003	WPL
Feliciano Nkuna was fatally injured when a hopper struck him. 14/02/2004	Karee
Jarom Magona was fatally injured when a drill rig struck him. 8/03/2004	Opencast
Mario Lainda Mutsape was fatally injured, whilst trying to unblock an underground chute. 10/03/2004	Karee
Mlungiseleli Ndlebe was standing on an orepass platform ladder waiting for the train to move into position and was struck by a hopper when it derailed. 20/04/2004	WPL
Bulelani Bonde was fatally injured whilst riding on the side of a guard car that was travelling past a boxhole.10/05/2004	WPL
Whilst lashing the footwall a cooling dome (3.3m x 2.5m x 0.65m) dislodged from the hanging wall trapping and fatally injuring **Nassone Bila**. 21/06/2004	WPL
Michael Pandle (off-duty) was killed when a rock, which fell from an ore haulage truck, penetrated the windscreen of his oncoming car. 26/09/2004	Opencast

Sylvia Mokoena at the Andrew Saffey Memorial Hospital.



...helps you reduce exposure

We have an overriding commitment to the health of our employees. We strive to cause zero harm and manage exposure risks to prevent new cases of occupational disease.

Policy and Strategy
Lonmin strives for operational excellence in health performance and is committed to maintaining a healthy working environment by effectively protecting all employees and contractors against health risks. We have implemented practices to reduce occupational exposure in high-risk areas within the workplace and our ultimate objective is to create a workplace conducive to causing zero cases of new occupational disease.

Programmes
Effective improvement of workplace conditions to reduce occupational diseases necessitates prolonged, continuous practices. This entails the implementation of risk prevention programmes and management systems, with resulting success rates often not immediately apparent. Workplace exposure monitoring and medical surveillance programmes ensure that high-risk areas are identified and targeted.

Medical Surveillance Programme
The medical surveillance programme is integral to the risk management programme and serves to:
- Assess the health status of workers through entry, periodical and exit medical examinations and to enable timely corrective action;
- Identify adverse health effects among individuals as well as homogeneous groups of exposed employees and to implement control measures where necessary.

Employees undergoing heat tolerance testing.



Managing Thermal Stress

Thermal stress has become a potential occupational health hazard at our operations as our mines continue to become deeper. A dual approach has been adopted for managing thermal stress in underground operations. This is done by firstly controlling the physical environment by way of various engineering mechanisms aimed at countering heat over-exposure and secondly by monitoring and managing the physical heat-tolerance of our employees. All employees working in potentially high-temperature environments are subjected to medical screening, which includes undergoing a heat tolerance test. The heat tolerance chamber at Lonmin's Andrew Saffy Hospital in Wonderkop is one of the most advanced in the industry. This centre was opened in November 2002 and has since screened in excess of 7,000 employees for heat tolerance. Approximately 9% of those tested showed signs of heat intolerance and were deployed in less heat-strenuous working environments.

Occupational Exposure Programmes

Dust, noise and heat are the most significant identified occupational exposure risks at our operations. Programmes based on codes of practice or protocols are implemented at all operational units. These include the following:

- A Personal Protective Equipment Programme ensures that personal exposures do not exceed the internationally accepted exposure levels when employees are exposed to high levels of noise, dust, chemicals and gases, amongst other things.
- A Hearing Conservation Programme, addressing noise emission and exposure levels, hearing protection compliance, training, noise control engineering and medical surveillance, aims to reduce the number of cases of noise-induced hearing loss.
- A Respiratory Disease Programme, managing exposure risk and the medical treatment of pulmonary tuberculosis and other respiratory diseases, ensures early diagnosis and effective treatment options for affected workers.
- A Thermal Stress Programme assesses workers' heat tolerance in simulated conditions.
- A Chemical Hazard Programme manages exposure to chemical substances through biological monitoring.

Performance

The total occupational health disease cases per 1,000 full-time employees recorded for the reporting period was 38.8, with noise-induced hearing loss contributing 51% and respiratory diseases the remainder. The 22.5% increase from 2003 is mainly due to the significant increase in noise induced hearing loss cases.

Noise-Induced Hearing Loss (NIHL)

During the reporting period 58% of our employees were exposed to noisy environments likely to exceed the occupational limits for personal exposure (85 decibels). These employees were provided with protective equipment to reduce the exposure level. We will continue our efforts to create a culture of risk awareness and self-protection amongst our workforce.

In line with a directive from the South African mining authorities, we have conducted diagnostic baseline audiograms on most of our employees. A total of 18,042 employees (excluding contractors) underwent baseline audiograms, resulting in the number of cases of noise-induced hearing loss, defined as cases accepted and compensated by Rand Mutual Assurance (RMA), increasing by 41.3%.



Cases of NIHL
■ Cases accepted and compensated by RMA
Cases
500
400
300
200
100
0
157
293
414
2002
2003
2004

Pulmonary Tuberculosis

We have diagnosed 397 cases of pulmonary tuberculosis (TB), indicating a 7.9% increase over 2003. Employees diagnosed with TB are entered into the Wellness Management Programme at the Andrew Saffy Memorial Hospital, where effective treatment and care are provided.

Thermal Stress

All employees working in potentially high-temperature environments undergo medical screening that includes a heat tolerance test. The heat tolerance chamber at Lonmin's Andrew Saffy Hospital in Wonderkop is one of the most modern in the industry. The centre was opened in November 2002 and has since screened 7,128 employees for heat tolerance. Approximately 9% of the employees tested, presented signs of heat intolerance and were deployed in less heat-strenuous working environments.

Fransisca Malefo, Ernst Mmeti, Dakile Ndiwalana, Magdeline Mafurutshe, Modiege Teeke, Johannes Matube and Segametsi Tsamaesi, holding the African Heritage Foundation Trust Award for contribution to HIV in the workplace and community that was won by Lonmin Platinum in December 2003.

HIV/AIDS



ART success rate


2% Died
8% Treatment stopped
9% Reverted from treatment
81% On treatment

Employee voluntary counselling and testing


10% Individual knows of status
90% Individual does not know of status

Work status of ART patients


2% Sick leave
4% Alternative duties
94% Full-time at work

While HIV/AIDS is clearly a health crisis, we have come to realise that it also affects human welfare, social cohesion, socio-economic growth and productivity.

We are committed to the effective management of the disease and its associated impacts on employees, the workplace and the communities in which we operate. Our focus has evolved and expanded over the past few years from policy and strategy development through awareness and education programmes to wellness management programmes dealing with both preventative and palliative care. We have taken the bold step of providing our employees with anti-retroviral therapy (ART), turning the tide for HIV-positive employees from despair to hope.

Policy and Strategy

We are committed to providing a safe and healthy, non-discriminatory working environment for all our employees, making reasonable accommodation for employees who are medically unable to perform their jobs. We have implemented programmes aimed at minimising the spread of HIV/AIDS amongst our employees and the communities in which we operate. Our efforts are founded on raising the levels of knowledge and awareness about HIV/AIDS through effective information and education programmes. Operative medical intervention programmes aim to curb the spread and effects of HIV/AIDS on all our employees, while we continue to measure, monitor and manage the economic impact of HIV/AIDS on the Company and our stakeholders, thereby ensuring sustained competitiveness in the market place. A comprehensive anonymous HIV prevalence study, with 60% employee participation, was conducted in 2003 and presented a projected 25% HIV-positive prevalence amongst our employees.

Performance

Awareness and Education

Awareness and education remain the cornerstones of our HIV programme strategy. A dedicated team works determinedly to spread the message on the mines and beyond our borders. We regard the youth in our communities as a focal point for awareness and education on HIV and utilise numerous interventions to shape and influence peer groups within our workforce and communities.

Voluntary Counselling and Testing

The introduction of ART at our mining operations has generated new vigour in our voluntary counselling and testing (VCT) campaign. The message of life, as opposed to the despondency that HIV-positive employees used to experience prior to the introduction of ART, will hopefully encourage more employees to test for HIV and so come to know their status. VCT provides the ideal opportunity for early diagnosis and subsequent inclusion in the wellness management programme for HIV-positive patients.

Our prime challenges remain to destigmatise the disease, to counter the cultural beliefs that have been established over time and to develop ways to break the silence around HIV and AIDS. We have set ourselves the target of having 100% of our employees

Mokone Mokheseng and sister Francisca Ma'efo.

ART my lease on life

My name is Mokone Mokheseng. I am 51 years old and have been working at Lonmin Platinum since 1989. My family lives in the mountain Kingdom of Lesotho. I have a wife and four beautiful children.

I am HIV positive.

The first noticeable symptoms appeared in 2002 with painful joints. I soon realised through listening to and reading various media that I had probably contracted HIV, although I had received no medical diagnosis.

Eventually, in April 2004 I decided to go for testing through the Lonmin Voluntary Counselling and Testing Programme. I had nothing to lose. In my heart of hearts I knew I was HIV positive, but nothing prepared me for the results confirming my positive HIV status.

Emotions of anger, betrayal, embarrassment and hopelessness haunted me for days. I could not eat or go to work. I was dying.

Sister Francisca at the Karee Mine Clinic convinced me to take anti-retroviral tablets. With her support, I went on the course of treatment. At first I had difficulty swallowing the tablets. After just seven days I was eating and feeling stronger and after 13 days I went back to work as a team leader at Karee Mine's underground operations. Today, just four months later, the viral load in my blood is lower and my immunity has strengthened.

My wishes are that people will be brave enough to know their status; that the youth will understand that they are responsible for their own health and that people will realise that HIV is not a death sentence.

tested over the next three years, thereby not only ensuring that more HIV-positive employees enter the ART programme, but also encouraging the projected 75% of employees who are HIV-negative to avoid infection through precautionary behaviour.

ART

We have made significant progress with the administration of ART to our employees since the programme commenced in January 2004. Nine months later, there are now 242 patients on the treatment programme.

In general, the impact of ART on the patients' health has been remarkable. Of the 300 patients who entered the treatment programme since January, 81% are still on the programme, while 9% voluntarily terminated their treatment and 2% had their treatment discontinued for medical reasons. Some of the patients (8%) who initially entered the programme were at an advanced stage of AIDS infection and subsequently died whilst on treatment. Currently, 94% of patients on ART have recommenced full-time duties on the mine, substantiating a vast improvement in their quality of life. Although ART intervention is still in its infancy, the results are promising and we will continue to expand the treatment programme to include at least 400 patients by September 2005. Our modelling predicts that some 800 of our employees would currently benefit from being on ART.



Nano Matabage farming on rehabilitated open cast land.



...for managing our environment

Land stewardship at Lonmin Platinum operations (ha)	
Underground Operations	
Land under management	10,223.2
Area under tailings dams	670.1
Area under waste rock dumps	52.6
Area rehabilitated	3.1
Open Cast Operations	
Area mined	192.4
Area covered by void stockpiles	71.6
Area backfilled	111.8
Area rehabilitated	91.2

Our commitment is to balance economic development with environmental excellence, causing no permanent environmental harm where we operate.

Policy and Strategy
Our Safety, Health and Environmental Policy states our commitment to environmental excellence by continually improving the management of our natural resources, reducing our waste outputs and minimising the negative impacts of our processes. We have compiled and implemented guidelines on minimum standards which are aimed at reducing water usage, energy consumption, waste generation and atmospheric emissions and minimising our impact on the land and biodiversity. These measures are managed through ISO 14001 and are based on international best practice and continual improvement. While remarkable progress has been achieved in reducing sulphur dioxide emissions, integrating water and waste management, mine closure plans and biodiversity, we realise that there continues to be scope for further improvement in process and product impact management.

Environmental Compliance
Our values lead us to aim beyond legal compliance and focus on continual improvement based on international best practice. We have set a strategic milestone of 100% legal compliance by 30 September 2005. A third-party legal compliance assessment was conducted at all our operations in November 2003 and identified 189 instances of legal non-conformance. To date, 163 instances of non-conformance have been corrected at an approximate cost of US$0.8 million. The outstanding legal compliance elements primarily comprised regulatory filings or other minor matters



Lonmin Platinum has embarked on the establishment of a conservancy, commonly known as "Maretlwane Conservancy". The concept is in-line with our aim of establishing sustainable communities that will continue to grow and function after mine closure. Added benefits include: stimulating environmental interest through recreational activities; providing a biodiversity-rich heritage for the local communities; providing a prototype for future mine rehabilitation and encouraging potential eco-tourism opportunities in the area.

The Maretlwane Conservancy will initially cover a 332 ha area comprising a blue-gum plantation, the Middelkraal Dam and the Maretlwane River system on the eastern boundary of Western Platinum Mine.

The conservancy will be developed and managed on a sound scientific basis, with comprehensive stakeholder engagement as the key driver. One example of stakeholder participation is a competition amongst local schools to find an appropriate name for the conservancy.

By establishing the Maretlwane Conservancy Lonmin Platinum, with the support of all stakeholders, hopes to hand the legacy of care to future generations.

where there was commonly no process for registration in place and where we await feedback from the regulatory bodies. A follow-up audit is scheduled for October 2004 to ensure that we achieve our Company objective.

Operations are expected to disclose all environmentally related incidents and breaches in legal compliance in terms of their impact or potential impact on the environment and communities. Five levels of incidents and non-compliance were identified and defined for reporting purposes to facilitate a platform on which information can be shared across the operations to:

- Increase awareness and provide energy and focus around key SHEC issues;
- Provide impetus for staff at our sites to review their operations for similar risks and implement preventative measures; and
- Provide information for use in toolbox talks, SHEC communications, training, risk evaluation and other situations.

Of the six environmental incidents recorded, one was related to atmospheric emission, two to spills and three to water.

No fines or penalties were incurred.

Land Stewardship

We consider mineral extraction to be only temporary use of the land. Areas used for mining must be restored to a land use predetermined through a multi-party stakeholder engagement process to ensure that it is socially and ecologically sustainable. We are committed to a multi-disciplinary approach that considers corporate social development and investment programmes that will capacitate communities towards social and economic sustainability after mine closure.

Land management plans have been compiled for all our sites and will provide a framework for the control of legal requirements and environmental risks. We have developed mine closure plans to facilitate rolling rehabilitation that not only benefits the environment, but also reduces the cost of mine closure. This process incorporated a comprehensive quantum assessment of the financial provision required for closure. The results indicated a closure cost of US$45 million over a 30 year period. This is a 54% increase over historic estimates of liability due to previous calculations considering only the demolition of surface infrastructure. Specialist trial studies were initiated to investigate alternative sustainable options for the rehabilitation of waste disposal facilities.

Significant land disturbance occurs at our opencast operations. Continuous backfilling and rehabilitation ensure that land is restored to its pre-mining use — in this case agriculture.

Biodiversity Conservation

Lonmin endorses the principle of biodiversity conservation by operating in a responsible way, which minimises the impact on natural habitats and biological resources. We are committed to playing a positive role in conserving biodiversity by adopting appropriate land management practices and rehabilitating disturbed land in an ecologically acceptable way. In line with this approach, a biodiversity study was launched in preparation for the development of a Group-wide biodiversity strategy, focusing on determining the pre-existing vegetation communities to ensure that rehabilitation practices utilise local genetic material and provenances wherever possible.

A noteworthy initiative that is driven by the mines is the Maretlwane Conservancy project. Although in its infancy, the project aims to provide an entry point for future rehabilitation on site, to stimulate environmental awareness amongst the local communities and to integrate recreational land use by humans with the protection of ecological habitats.

Water

Water as a resource, its use and effluent management are issues that affect a broad-based stakeholder group. Not only is water availability a delicate issue in the region in which we operate, but the effective use and recycling of water in our processes will also have a significant environmental and financial benefit.

Our water use for primary activities decreased by 7.6% from 11,595 Ml to 10,714 Ml.



Environment

Local community members working at the revegetation trial study at Western Platinum Mine dormant tailings dam No1.

Lonmin zero discharge strategy

Our commitment to zero harm to the environment and continual improvement of management systems endorses a strategy of zero effluent discharge at all our operations. The objectives of the zero discharge strategy are to recognise the present and planned controlled discharges, to enhance existing practices and to identify new methods to reduce wastewater at the source as well as the recycling/reusing and the treatment thereof. A study is currently underway to investigate current and planned discharges from the mines closed water system to the receiving environment. This would include process pipelines, process dams and artificial watercourses. The study will apply a risk definition system to support field data collection for discharge hazards on the mine. The hazards or discharge points will be grouped and prioritised, while weaknesses in available information will be identified. Objectives and targets will be set based on findings collected during consultations with relevant operational staff of the mine. A cost benefit analysis will enhance decision-making processes in order to achieve the levels of risk elimination required to accomplish our goal of zero harm to the environment.

Comprehensive integrated water and waste management plans have been compiled for each of the operations to optimise water and salt balances, improve process efficiency, effectively control risk areas and provide a framework for legislative requirements and continual improvement through target-setting and implementation of best practices. The plans were submitted to the relevant authorities as a base document for the issuing of our water licences and were recommended as an industry standard.

Our vision to be a zero discharge operation requires highly effective management measures to contain and recycle process and contaminated storm water. Our considerably improved water quality management has included the establishment of an electronic database to store the vast amount of water quality data obtained from our 130 surface and 209 groundwater-monitoring sites. The sophisticated software enables immediate pollution source identification. For the reporting period, 83% of the monthly samples downstream of our operations were below the 150mS/m electrical conductivity stormwater effluent standard and 100% of the samples were within the relaxed standard of 500mS/m. With regards to the onsite samples, 46% of the samples were below 150mS/m and 95% below 500mS/m. Modelled predictions on plume profiles facilitate the monitoring of seepage from waste disposal facilities, such as slimes dam complexes, on downstream groundwater users. We have also initiated a project to identify the current discharge points to the environment and will apply a risk rating based on discharge quality to prioritise remediation actions. These findings will be incorporated into the integrated water and waste management plans as targets and action plans.

We have identified a potential ground water plume at the Western Platinum Refinery originating from the acid-effluent dam. A detailed ground water model is currently being compiled to ensure development and implementation of an effective mitigating plan.

Integrated water and waste management plans

The integrated and strategic approach to water management supports the maintenance or improvement of water quality, reduction in fresh water use and the increases in the reuse and recycling of process water. The objective is to ensure the efficient, safe and sustainable use of water and the protection of water resources and ecosystems affected by our operations. An holistic approach has been followed which includes the understanding of the regional water resources, resource quantity and quality objectives and the requirements of various catchment strategies.

Lonmin's integrated water and waste management plans are interrelated with our ISO 14001 environmental management system and environmental management programmes, and address legal non-compliances, best practice and continual improvement.
Water and salt balances form the basis of water consumption management, while a sophisticated electronic database is utilised for water quality management. The database provides Lonmin with spatial quality presentations, highly complex groundwater plume prediction models, waste load calculations and trend analysis.

Responsibilities and accountabilities for on-site and off-site water management are delineated to ensure that the commitments and associated targets are assigned. The plan further requires the conducting of risk assessments during the design phase of water withdrawal, storage, treatment and discharge facilities. This is aimed at identifying and correcting any potential failure scenarios and will ensure that construction and operation meet the regulatory requirements and address all the identified risks to protect freshwater ecosystems.



Rowland Shaft at Western Platinum Mine.


ROWLAND SHAFT
I.S.O. 14001
SHE POLICY
LAND USE

Source contribution
to TSP* emissions



2%	Furnace and converter fugitives
3%	Stack emissions
7%	Crushing and screening
13%	Vehicle entrainment
14%	Drilling and blasting
61%	Wind from tailings impoundments

* TSP – Total Suspended Particles

Waste generated (m^3)	
General waste	37,565
Hazardous waste	7,193

Waste recycled (tonnes)	
Paper	37.73
Metal	5,866.76
Plastics	19.6
Wood	574.27

Waste

Mining processes generate large amounts of waste, which can be categorised as mineral, hazardous and general waste. Waste rock and slimes are regarded as mineral waste and pose a significant environmental risk if not managed responsibly.

Non-mineral waste generation is controlled through the ISO 14001 environmental management system supported by waste management guidelines, which are strongly founded on the philosophy of reduce, reuse and recycle. Responsible waste disposal is costly, providing further impetus for operations to have waste reduction plans in place. This is the first year that we can report on waste volumes generated and the volumes recycled. An accredited waste removal company removes hazardous waste to registered waste disposal facilities. General waste is disposed of at registered on-site landfill sites, which are operated according to permit conditions. We currently reuse most of the metal waste and recycle waste oil, wood, paper, metal and plastics.

Energy

We measure energy use as electricity and fossil fuels consumed by our mining, smelting and refining processes and exclude our main offices in South Africa and London.

Total energy consumed by our operation is reported as 6,838 TJ, indicating a 20.9% increase from the 5,654 TJ reported in 2003. Non-renewable carbon-based fossil fuels constitute 22.8% and include diesel, petrol, gas, industrial burning fuel and coal. This year we also introduced the aviation fuel component for the helicopter that transports matte from the smelter to the refinery.

The primary component of our energy profile is electricity supplied by Eskom, South Africa's national electricity supplier. We used 1,466 GWhr, a 20.5% increase compared with 2003, which equates to a ratio of 0.8 MWhr per unit of PGM produced. Apart from the energy management plans that were compiled for each operation, we have also introduced a Group-wide energy conservation strategy that includes various initiatives to optimise energy use, specifically electricity use.

Mooinooi landfill site serves the mine community of Mooinooi and the surrounding farming community. Although the site had been registered as a domestic waste site, management of the site was found not to be in full compliance with the permitted conditions. In addition, groundwater had surfaced in the pit and was contaminated. The development and conceptual consideration of the management alternatives were to retain the water resource and prevent wastage of water within a management model that will be sustainable even after mine closure. An independent consultant was appointed to treat the water in the pit, rehabilitate the site and to install a sealant layer that will prevent potential groundwater pollution.

The first step was the removal of historically placed waste currently in contact with the water in the pit of the landfill, by means of excavation. Once this had been completed the water in the pit could be chemically treated *in situ*. In parallel to this, the interim waste management activities at the landfill site were changed to such an extent that all newly placed waste was isolated from the water in the landfill pit. Once the water quality in the pit was of an acceptable standard the landfill pit was backfilled with uncontaminated material to an elevation higher than that of the groundwater level and sealed with an impermeable bentonite layer; the remaining height of the sidewalls of the landfill pit was also sealed with an impermeable layer. Once this was completed, waste could be placed in the newly created "impermeable zone" and properly managed as per the permit requirements.

Contribution of division to TSP emissions

1% Slag Plant
6% Metallurgical Services
15% Opencast
18% Karee
18% Eastern Platinum
42% Western Platinum



Greenhouse Gas

We have joined the global drive to reduce greenhouse gas emissions and realise that our greatest contribution will be the effective reduction of carbon-based fossil fuel consumption. We have compiled greenhouse gas management plans for all sites exceeding carbon dioxide equivalents (CO_2-e) of 50,000 tonnes per year.

Greenhouse gas emissions, measured as CO_2-e, totalled 1,540 kilo tonnes. The indirect emissions from purchased electricity contributed 84.7%, while direct emissions were 15.3%.

Atmospheric Emissions

Atmospheric emissions pose a significant risk to our employees, the communities adjacent to our operations and the environment. The major risk factors are sulphur dioxide emissions from our smelting operations and dust proliferation from the slimes dam complexes.

We are committed to building on our performance in reducing the sulphur dioxide (SO_2) stack emissions from our smelting operations. Since the commissioning of the sulphur fixation plant in July 2003, SO_2 stack emissions have reduced by 91.8%, from an average of 41.4 t/day for 2003 to 3.4 t/day for 2004. The average sulphur fixation plant utilisation for 2004 was 95.6%, but the utilisation improved markedly over the last six months of the year to an average of 99.5%. We have improved SO_2 stack measurements with the commissioning of in-line monitoring equipment. This will provide stack emission data and enable better modelling of ambient SO_2-concentrations.

Recent studies of air quality management on our operations have shown that wind entrainment from the tailings impoundments is the most significant source contributor of particulate emissions. Dust proliferation from these dormant slimes dams has a significant nuisance value and poses a health risk to surrounding communities. In response to the findings, a project was initiated to research and test various sustainable vegetation options for containing dust proliferation and for providing solutions for the closure of tailings dams in the longer term. The dormant tailings impoundments on Western Platinum Mine will serve as a pilot site for the project.

Air quality management at Lonmin Platinum Mines — Phase 1

A team of professional consultants were appointed by Lonmin Platinum to undertake an air quality study for its mining and smelting operations in the Marikana District. The study comprised the seamless integration of air pollution and meteorological monitoring with emissions inventory development, atmospheric dispersion modelling and air quality index calculation.

Phase one of the study addressed emissions inventory, initiation of air pollution monitoring and preliminary air dispersion modelling. An emission inventory database and model was populated from source emission data. Three PM10 monitoring stations were installed to collect suspended PM10, wind directions and wind speed data.

The study found that Western Platinum was the largest contributor to particulate emissions, while wind entrainment from the tailings impoundments was the most significant source contributor of particulate emissions. A comprehensive air quality management plan was compiled for Lonmin Platinum's Western Platinum Mine to identify, quantify and rank the sources of emissions from the operations and to identify effective emission reduction measures applicable to primary sources. The management plan makes provision for progress monitoring and reporting to ensure continuous improvement.


Demographic profile 2004
69% South Africa
31% Neighbouring countries
Employee profile
20% Contractors
80% Employees


HDSA participation in senior management 2004-2009
Actual
Target
%
50
40
30
20
10
0
2004
2005
2006
2007
2008
2009

...on which to develop human capital

We value employees with a desire for achieving superior business and operational performance, nurturing the values of sharing, trust, teamwork, commitment and open communications.

We employed 20,900 full-time employees and 5,219 contractors during 2004, indicating an increase in the total workforce of 0.4% over 2003. Average personnel turnover during the reporting period was 5.5%.

Our workforce is mainly South African (69%) consisting of 21% locally (North West Province) recruited employees and 48% recruited from other provinces. Migrant workers from neighbouring countries represent 31% of the total workforce. In line with the principle of freedom of association 86.6% of employees are represented by a labour organisation of their choice and 20,796 man-days were lost due to industrial action, representing 0.4% of total man days worked.

Human Rights

The Lonmin Human Rights Policy endorses the principles of the National Constitution of South Africa, International Labour Organisation's Declaration and United Nation Declaration of Human Rights. We respect the rights of our stakeholders and have implementation guidelines, training material and self-assessment tools to ensure compliance with these commitments. Employees have access to a 24-hour call centre where employees can report human rights infringements for further investigation by the Company ethics officer. Two human rights violation incidences were reported and resolved during the year.

Employee Care

We value world-class people and great employee relationships in an environment where opportunities are open to anyone with talent, strong ethics and proven delivery. We offer employees competitive remuneration, bonuses, pension or provident fund membership and medical benefits. An Employee Assistance Programme is driven through our human resources department and offers support, guidance and counselling on various trauma-related issues.

Formal disciplinary and corrective action procedures are primed to facilitate issues of dissatisfaction. A total of 100 industrial tribunal cases were concluded by year-end.

Diversity

By embracing diversity at all levels in our workforce we enhance our competitive strength and infuse a culture of teamwork and trust. We realise that a demographically representative workforce is a business imperative in the South African context and monitor our progress in meeting the targets required under the Employment Equity Act.

HDSA participation in senior and middle management is 20.2%, 46.9% in junior management and 99.1% in the other categories.

By developing the talent pool within the Company, we ensure appropriate candidates



Introducing women to the traditionally male-dominated mining environment, remains one of the toughest challenges that mining houses are faced with after the introduction of the BEE scorecard. The working environment is not only physically strenuous; it also requires teamwork between various cultures and personalities. These were only some of the challenges that faced 31-year old Theodora Molobye, when she was appointed at Lonmin Platinum's K4 Concentrator Plant at Karee Mine in 2002.

"I am a female Plant Operator and proud of it. We are four females at K4 plant, each in a different team. In our team, we work efficiently and have an excellent team spirit, based on mutual respect and care. This required each one of us to adapt to the circumstances. At first I was frustrated when the men on the team struggled to regard me as their colleague. They could not accept any of my ideas and I realised that the only way to survive was to change their perceptions. In dealing with the issue of certain ethnic groups demanding high respect from females, I had to make it clear that we had to create a culture in the workplace that did not unfairly benefit any of the ethnic groups in the team. I was adamant to contribute equally, even when physical work had to be done and I soon realised that some of my male team members could also not cope with certain physical demanding tasks. I receive no preferential treatment because I am female and I prefer it that way."

Women in mining 2002-2009


■ Actual ➝ Target
%
15
12
9
6
3
0
2004
2005
2006
2007
2008
2009

for management positions and achieving the Mining Scorecard target of 40% HDSAs in managerial positions by 2009. HDSA participation in senior management is presented in the graph. We have identified and fast-tracked 89 HDSA employees for future junior, middle and senior management positions.

A further challenging and complex aspect of diversity is the introduction of women into mining. We currently employ 516 females, representing 2.5% of our total workforce and 7.5% of senior management positions. We realise that this challenge requires an innovative and holistic approach that will have to address perceptual, cultural and even operational changes within the workplace. We have incorporated additional targets and actions in the employment equity plan to ensure that we achieve the mining scorecard target of 10% women in mining by 2009.

HDSA profile in middle & senior management


■ Black males □ Black females White females
%
14
12
10
8
6
4
2
0
12.5

HDSAs fast-tracked for management


■ Black males □ Black females White females
%
100
80
60
40
20
0
Management Levels
Junior
Middle
Senior

Employee Development

We are committed to create and sustain a learning culture within the Company to develop employees to achieve excellence. We have invested US$8.6 million in training, skills development and associated competency-driven initiatives for our employees. The investment, equating to US$410 per employee, includes our continuing commitment to the Lonmin Bursary and Scholarship Programme that supported 56 Business needs Bursaries and Sponsorships of which 36 are HDSA and 3 HDSA scholars. We further promote the self-development of employees and supported 44 employees with external studies, with 59% of these representing HDSAs.

The Lonmin Platinum Training Department retained their ISO 9000 certification as well as the Mine Qualification Authority accreditation as a learning provider. Training constitutes technical or skills competency training and non-technical training. The latter focuses on people development through management and leadership development programmes, life-skills training and literacy training.

The Adult Basic Education and Training (ABET) programme offers learning courses to illiterate employees and community members up to the equivalent of the South African final exit point for compulsory education. The most basic course caters for mother tongue speakers of local languages, followed by pre-ABET, an introductory course in English and Numeracy and ABET Levels 1 to 4 which contain learning areas such as Language Literacy and Communication, Mathematical Literacy, Natural Science, Technology and Small, Medium and Micro Enterprises. The low literacy levels of our employees render this programme a vital element in our strategy to equip people with skills that will improve their quality of life.

Currently 1,200 people are enrolled in the ABET Programme and 850 of those are actively involved in learning interventions at the three site-based Lonmin ABET Centres as well as the full-time Rebone ABET Centre.

Farming Project.



...to develop sustainable communities

We are successful when the communities in which we operate value our relationship.

The Lonmin Development Trust serves as a primary vehicle for our community development and charitable programmes. The Trust was established this year and has contributed a total of US$6.45 million to programmes that will add value to and enhance people's lives. This equates to 2.2% of our pre-tax profits, achieving our target for this year.

Housing Development
A housing survey was conducted to assess employees' housing preferences and to ensure that our strategy is in line with their needs. The results showed clearly that employees prefer living in houses large enough to accommodate their families.

Project 10/45
In partnership with the Rustenburg Local Municipality, the North West Province Housing Board and Eskom, the Lonmin Development Trust facilitated the construction of low cost houses for people living in informal settlements around the mining operations. A total of 650 houses were completed during the year.

Marikana 2000 Extension
The development of stands and houses in Marikana Extension 2 is another example of Lonmin's commitment to ensuring employees' access to family accommodation. We have commenced with the construction of 900 additional houses in Marikana.

Hostel Conversion
As part of our commitment to promoting family unity, we are moving away from single-sex hostels by converting hostel blocks into family units. Four hostel blocks have been converted to family units.

Karee 91 Project
This project entails the building of two-bedroomed houses for our employees currently residing in single-sex hostels.

Alternative Technology Developments
We are continually seeking alternative, environmentally friendly means of building our local communities. Some of these alternative initiatives include the utilisation of solar power, recycled water and earth bricks. Recently, we completed the construction of a pre-primary classroom at the Kloofwater school built mainly of earth bricks.

Skills Development
Remmoho
This social development initiative was established at Ekhuruleni in partnership with the East Rand Afrisun Trust, Lonmin's Western Platinum Refineries, Carnival City and the Lonmin Development Trust in July 2004.

Micro MBA
This project was initiated by our commitment to building capacity within our communities. Unemployed people from the local

The Marikana Housing Development Company (MHDC) was established in 1999 to support Lonmin's vision of having all employees living with their families close to their place of work thereby ensuring the development and sustainability of the community.

Provision of family accommodation commenced in 1999 and to date 1,149 houses have been built. A further 2,160 houses and a shopping complex are being planned for Marikana over the next three years. The first phase of this project, estimated to be completed in 2005 and valued at US$10.62 million will include the construction of 1,000 houses as well as roads, water and sanitation infrastructure.

Other projects in this area encompass the development of an additional 75 houses in Marikana Extension 3 including civil services work and an electrical reticulation network.

In partnership with Lonmin, the Rustenburg Local Municipality appointed the MHDC to oversee the development of a 650-house Reconstruction and Development Programme (RDP) project. Bridging finance was provided by the MHDC and Lonmin provided the land and installation of bulk services.

Lonmin, through MHDS, continues fulfilling an important function in the building of community infrastructure and a 800-learner capacity primary school equipped with a library, computer room and sports fields was recently built in Marikana Extension 1 at a cost of US$0.8 million.



communities are trained as trainers in a micro management business administration programme. To date, 29 trainer-mentors have been trained. It is furthermore envisaged that 30 facilitators will present this accredited programme to 1,000 local people over a 12-month period at a cost of US$152,000, providing them with entrepreneurial skills and assisting them to establish their own businesses.

Career Guidance

In partnership with the University of Johannesburg, the North West Department of Education and Humax (an educational consultancy), Samancor and the Lonmin Development Trust are financing the development of new career guidance materials for local schools.

Business Development

Commercial Agribusiness

We are currently in the process of establishing a market-driven commercial farming operation near Wonderkop, with secured supplier contracts with major chain stores in South Africa. This operation has the potential to create approximately 1,200 jobs by its fifth year of operation.

Itireleng Farming Project

Lonmin's Eastern Platinum Mine, the Bapo Ba Mogale Tribe and the University of Johannesburg embarked upon a community-driven agricultural project in 1999. A total of 40 local people have been employed over this period and with the assistance of the Lonmin Development Trust, five large vegetable tunnels were recently erected to enhance crop yield and quality.

Plantinum Harvest

Lonmin purchased 58 ha of arable land outside Marikana, on which 4 ha of vegetables and 47 ha of sunflowers are cultivated. In addition, five broilers grow 4,600 chickens per cycle. This initiative has created 6 full-time and 80 seasonal jobs.

Community Involvement

Grace Help Centre

The Grace Help Centre is a registered facility that provides a safe haven for abused women and children. We assisted with the building and equipping of this facility, which can accommodate 30 victims. The Grace Help Centre deals with crisis counselling and works in partnership with local social welfare organisations and the South African Police Service.

Community Communication Networks

Various network groups have been established with the communities around Lonmin's operations. Working group sessions are held monthly with local community leaders, church leaders and the headmasters of local schools. The two-way dialogue ensures that we align projects with the framework of expectations of our local communities.

Corporate social investment


2% Skills development
9% Administration
14% Rural development
15% Donations
27% Business development
33% Housing development

Current housing status at Lonmin Platinum


5% Married quarters
9% Lonmin house
11% Informal house
15% Rented house
17% Own brick house
43% Hostel

Stakeholder Engagement



...on which to build

Stakeholder engagement and partnerships are defined as trust-based collaborations between individuals and/or social institutions and can be viewed as a process for managing a company's social risk and building social capital.

The strategic management of stakeholder communication holds the key to accountable, good governance and ethically and socially responsible business practices in the current local as well as international business environment.

In recent years the Company has significantly invested in its capacity to provide the mechanisms, procedures, arrangements and behaviours that, taken collectively, would mark Lonmin Platinum as responsive to environmental, social and political pressures.

The next step however, is to integrate these social, political and environmental concerns into a framework of company performance. Corporate Social Performance places ethical, environmental and social expectations into a rational economic and legal framework, helping managers to systematically think through major stakeholder issues when developing company strategy. The Company's ability to view itself from the many different perspectives that stakeholders have of it is a source of business insight that invariably creates competitive advantage.

Improving our Engagement Efforts
In a quest to understand the perceptions of its complex network of stakeholders, Lonmin commissioned a Stakeholder Perception Survey. The results of this survey indicate that there is a serious effort required to better engage with our local communities. These results will be assimilated into our business strategies to enhance stakeholder engagement, improve communications and generally provide better support to our local communities.

Phase 1 of the survey, was intended as a broad-based exploration of external stakeholders' views of the Company and Phase 2 was a detailed quantitative employee survey.

The method used to identify key stakeholders was to analyse linkages that are critical for Lonmin in achieving its strategic goals. The following linkages were identified:
- Enabling linkages with groups that provide authority to the organisation and control its resources (e.g. government).
- Functional linkages with groups that provide inputs to the organisation and use their outputs (e.g. employees, suppliers and unions).
- Professional linkages to organisations similar to Lonmin that can assist in solving shared problems (e.g. industry associations).
- Diffused linkages are connections with groupings or individuals not necessarily part of any of the other stakeholders.

Community Survey Results
Lonmin completed its first ever community survey of key stakeholders of our operations and our company in South Africa. The survey, conducted by an independent research firm, asked stakeholders a number

Top ten stakeholders

1. Employees	6. Banks
2. Shareholders	7. Government
3. Customers	8. Partners
4 Suppliers	9. Bond Holders
5. Community	10. Creditors

of questions on how they perceived Lonmin and its Platinum operations. The key groups surveyed were:

- Local communities
- SA Government including the Department of Minerals and Energy
- Media
- Competitors
- Suppliers.

The most favourable group of stakeholders was the supplier community, which is generally quite happy with their relationships with Lonmin Platinum. The groups that are most negative about us are the local communities around our operations. Community leaders and opinion leaders see us as being distant, not engaged and not keeping our promises. When asked the general question: "Do you think your community is better off for having Lonmin operations as a neighbour?" Most responded negatively. This tells us we have a lot of work to do in better engaging with our local communities.

We are eager to move towards a fully inclusive two-way dialogue, where we listen to, respect and consider our stakeholders' expectations. Our ultimate goal remains for stakeholders to value our relationships, anchored in honesty, integrity and trust – where we do what we promise.

Lonmin has developed a measurement tool that assesses the perception of the neighbouring communities in terms of Lonmin's citizenship by re-examining the findings of the community survey and linking it to current theories of relationship management and development communication. The result is a conceptual map of the phenomenon community relations, and a suggested method for the measurement thereof.

Two main groups of indicators were identified, namely Communication and Behavioural indicators.

Communication Indicators	1-7	Behavioural Indicators	1-7
Access	2	Health	3
Issues addressed	2	HIV/AIDS	5
Frequency	2	Environment	4
Amount	2	Housing	3
Timelines	2	Involvement in the community	2
Information flow/2-way com/feedback	3	Commitment	2
Style/symmetry/reciprocity	2	Empowerment	2

These indicators were identified by means of an extensive literature study, and also from issues that arose in the community survey as important influencers of community perceptions of Lonmin as a neighbour.

Values are assigned by means of the following 7-point scale:

Numerical scale

1	Very poor
2	Poor
3	Not acceptable
4	Barely acceptable
5	Acceptable
6	Good
7	Excellent

Employee Engagement

The UBUNYE process facilitates equity and employee participation and dialogue in decision-making and corporate governance processes. UBUNYE, an Nguni word for "oneness", is an engagement process within Lonmin Platinum that facilitates a collective drive to achieve the Company vision amongst employees, union representatives and management. The results of the employee perception survey provoked us to revisit our employee engagement initiatives to ensure a partnership characterised by integrity, trust and loyalty.

Community Engagement

Apart from formal meetings with traditional councillors, community forums and non-governmental organisations, we have introduced the concept of "open days" at the mines where we invite local stakeholders to participate in informative discussions on controversial projects and programmes such as dust monitoring, sulphur dioxide emissions, water quality programmes and community involvement initiatives. The two open days that were held during the year provided a forum for debate with stakeholders on how we manage certain aspects of our business that directly affect them, whilst alerting management to issues that need to be addressed.

A local brickworks supply materials to our housing development programme.



...for growing value


Wealth created 2002-2004
US$million
700
650
600
550
500
450
534
542
696
2002
2003
2004

The promise of mining resides in its enormous potential to create wealth. Herein lies the challenge – to act responsibly and to share that wealth in such a way that it sustains the future of mining.

Our operations cannot contribute to sustainability unless it is economically viable. Conversely, being economically sustainable, a business has to add to the long-term viability of the local and regional economy by creating and sharing wealth. The net wealth created and distributed must outweigh the environmental aspects, the social disruption costs and the regulatory inconvenience of the mine. We have great power through our ability to create wealth but with this power comes responsibility.

By producing platinum group metals, we add value through shareholder dividends, supplier payments, investment in human capital, payment of government taxes, investment in social capital and investment to sustain the Company's future. The total value added by our Group was US$696 million, an increase of 28.4% from 2003.

Value-added statement of Lonmin Plc as at 30 September 2004	2004 US$m	2003 US$m	% Variance
Net cash generated			
Customers, consumers and investment income			
Cash received for products	1,057	739	43
Cash returns on investment	8	2	300
Suppliers			
Cash payments for materials and services purchased	(352)	(185)	90
Cost of borrowings	(17)	(14)	21
Group cash value added	**696**	542	28
Cash distributed			
Human Capital	284	213	33
Social Capital	7	6	17
Government Taxes	68	58	17
Directors Remuneration	9	4	56
Shareholders Distribution	102	101	1
Cash retained for Sustained Growth	226	160	41
Net cash distributed	**696**	542	28

We have recognised the need to participate in the socio-economic transformation of South Africa and support the associated socio-economic changes. We have identified specific procurement principles as an economic catalyst and are keen to promote the development of regional HDSA suppliers and contractors to ensure local socio-economic development and sustainable economic integration. Our HDSA suppliers and service providers have been given preferred status and to date we have 240 accredited HDSA suppliers on our vendor database. We continue to encourage our existing suppliers to adopt a comprehensive BEE policy. We have spent approximately US$159 million (excluding empowering suppliers) on HDSA procurement, which represents more than 35% of our total procurement spend.

Total spend per HDSA company type in 2004 financial year

> 50.1% HDSA Ownership	>26% HDSA Ownership	5-25% HDSA Ownership and Management Involvement	Company that has embarked on a measurable BEE programme
52 Suppliers, representing 1.7% of spend (US$7.6m)	55 Suppliers, representing 12% of spend (US$52.5m)	67 Suppliers, representing 22% of spend (US$99.2m)	148 Suppliers, representing 29% of spend (US$128.2m)

Total spend 2004 financial year (Including Empowering Suppliers)

US$151.7m BEE US$66.8m	US$238.2m BEE US$80.4m	US$50.1m BEE US$6.1m

Wealth distributed 2004

1.0% Social capital
1.3% Directors remuneration
9.8% Taxation
14.7% Shareholders growth
32.4% Future growth
40.8% Human capital



Lonmin Plc engaged KPMG Services (Pty) Limited to provide assurance on the 2004 Sustainable Development Report, with respect to selected sustainable development performance indicators, including the Broad Based Socio-economic Empowerment Charter for the Mining Sector and compliance with the 2002 Global Reporting Initiative (GRI) *Sustainability Reporting Guidelines.*

Sustainable Development Performance Indicators Identified for Verification
Performance indicators were selected based on our key sustainable development risks and those indicators most significant to management and our stakeholders. Assurance was provided over the following 2004 sustainability performance indicators:

- Percentage of pre-tax profits spent on community programmes
- Fatalities
- CO_2 emissions from electricity purchased
- CO_2 emissions from fossil fuels used
- Lost time incident frequency
- Noise induced hearing loss
- Rollout of anti-retroviral treatment
- SO_2 emissions
- Water consumption
- Existence of greenhouse gas, water, land and waste management plans.

Broad-based Socio-economic Empowerment Charter for the Mining Sector
KPMG Services (Pty) Limited was instructed to conclude on the nine separate elements of the Mining Charter and assesses Lonmin's preparedness to provide a comprehensive report to the Department of Minerals and Energy. *The nine elements assessed were:*

- Human Resource Development – Adult Basic Education and Training and Career Path Development and Mentoring
- Employment Equity
- Migrant Labour
- Mine Community and Rural Development (including Corporate Social Investment)
- Housing and Living Conditions
- Procurement and Outsourcing in the Promotion of Empowerment
- Ownership and Joint Ventures
- Beneficiation
- Reporting.

Compliance with the 2002 GRI Guidelines
The engagement with KPMG Services (Pty) Limited included the assurance on the compliance of the report with the "in accordance with" requirements of the 2002 GRI Guidelines in the Report.

The KPMG Independent Assurance *statement, detailing the basis of their work,* the scope and work performed and the conclusions of their work, as well as their management report, can be found on our website at www.lonmin.com.

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LONMIN





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Annual Review

LONMIN

Lonmin Plc



A rock solid foundation...

Front cover The distinctive UG2 Platinum reef underpinning our long-term growth plans

Contents

...allows you to build a strong company...


W.P.L PLATINUM
WEIGHT 3.932 Kg





Record performance
Achieving superior outcomes

- Record tons milled up to 14.4 million tons.
- Record primary mine production of Platinum up at 913,263 oz.
- Record Platinum sales up to 942,843 oz.
- Record total PGM sales up to 1.76m oz.

Quality operations
Strong foundations for future growth

- Prime ore reserves support 40 years of mine life.
- A New Mine Extraction Plan will provide sustainable output of 1.1 million Pt oz per annum by 2010.
- Development at 3 of the Company's shafts has been accelerated to support the planned growth.

Black empowerment
Exceeding our commitments

- Free anti-retroviral therapy to all employees. 242 Employees on the anti-retroviral therapy programme.
- 91.8% reduction in SO_2 stack emissions from 2003.
- 2.1% of pre-tax profits were spent on community development projects.
- 35% of our total procurement was spent on HDSA suppliers.
- Developed and implemented a comprehensive safety management system based on visible leadership.

Financial Highlights

Continuing Operations

Total operating profit

EBIT


US$million
500
400
300
200
100
0
490
331
297
303
2001
2002
2003
2004

Primary mine produced platinum

Primary mine produced platinum


oz
1,000,000
800,000
600,000
400,000
200,000
0
716,697
757,451
907,599
913,263
2001
2002
2003
2004

Free cash flow per share

Free cash flow per share


cents
150
120
90
60
30
0
-30
129.0
-4.6
48.2
70.7
2001
2002
2003
2004

Underlying EPS

Underlying EPS


cents
150
120
90
60
30
0
137.4
98.5
87.2
96.9
2001
2002
2003
2004

	2004	2003
Profits		
Turnover	$1,030m	$779m
EBITDA[1]	$357m	$344m
EBIT[2]	$303m	$297m
Profit before taxation	$290m	$291m
Earnings per share	88.4c	52.5c
Underlying earnings per share[3]	96.9c	87.2c
Dividends per share[4]	72.0c	72.0c
Cash flow		
Trading cash flow per share	229.2c	161.0c
Free cash flow per share	70.7c	48.2c
Balance sheet		
Equity shareholders' funds – restated[5]	$744m	$645m
Net borrowings	$275m	$197m
Gearing[6]	27%	23%

1 EBITDA is Group operating profit before interest, tax, depreciation and amortisation.
2 EBIT is total operating profit.
3 Underlying earnings per share are calculated on attributable profit excluding exceptional items and exchange adjustments on tax as disclosed in note 9 to the accounts.
4 The Board recommends a final dividend of 42 US cents payable on 14 February 2005 to shareholders on the registers on 21 January 2005.
5 Equity interests have been restated to show the investment in the Employee Share Ownership Plan as a deduction from equity shareholders' funds.
6 Gearing is calculated on the net borrowings attributable to the Group divided by the net borrowings attributable to the Group plus equity shareholders' funds.

Chairman's Statement

value creation...

Dear Shareholders
The year ended September 30, 2004 was a watershed for Lonmin. Against the background of a strong operating performance, we completed a number of key strategic initiatives and have positioned the Company for growth and development under a new Chief Executive.

The operating results are discussed in the Chief Executive's Review which follows my statement, and elsewhere in this report. I will therefore restrict my comments on operational matters to thanking the whole of the management team and our staff on a year of excellent achievement in an environment which was challenging on many fronts.

The financial outcome was again adversely affected by the strength of the South African rand against the US dollar, which hits our results as our costs are overwhelmingly in rand while our revenues are wholly in dollars. The currency issue is a continuing problem for the whole of the South African mining industry but affects the Platinum and gold sectors more than others. We expect this situation to reverse itself at some point but there can be no certainty as to when this might occur.

Prices of most Platinum group metals held up well through the year. For us by far the most important metal is Platinum, where there is a structural shortfall of production which should ensure strong price performance for the next few years. Palladium, our second most important product, experienced continued price weakness and this seems set to continue for some time.

On the strategic front we have made major progress. We have accomplished the withdrawal from non-core gold mining activities with the sale of our stake in Ashanti to AngloGold creating the worlds largest gold company AngloGold Ashanti.

We have taken advantage of the opportunity of Impala's willingness to sell its 27 per cent minority interest in our South African operating companies Eastern and Western Platinum (together known as Lonmin Platinum). This minority interest in our business and the related contractual rights constituted a major obstacle to the strategic development of Lonmin, as they contained disproportionate voting arrangements and a "poison pill" enabling Gencor (and subsequently Impala) to effectively block a change of control of Lonmin. The removal of the Impala stake in Lonmin Platinum frees us up to pursue a wholly independent strategic future. I would like to put on record that the relationship we enjoyed with Impala as a shareholder in Lonmin Platinum over many years was an easy and constructive one - they were good partners as well as strong competitors and we thank them for this.

The release of shares in Lonmin Platinum held by Impala presented us with the opportunity to design and implement an innovative response to the requirement under the new South African mining legislation to introduce Historically Disadvantaged South Africans into the ownership structure of Lonmin Platinum.

We embrace the spirit and intent of the legislative framework, and despite press reports to the contrary, I cannot imagine circumstances in which we would wish to sue the South African Government for alleged expropriation and we have full confidence in the conversion rights process. We saw the new ownership requirements as an opportunity to create a new HDSA controlled mining company, which could start life with an already broad ownership in the HDSA community. We established a new company, Incwala Resources, which initially includes more than 50,000 HDSA stakeholders, to partner with us to purchase the Impala stake in Lonmin Platinum. Incwala was able to raise sufficient capital to purchase an initial 18% interest in our Platinum operations.

Incwala was launched with some fanfare in September. We were delighted that The Industrial Development Corporation elected to make a significant equity investment in Incwala. Lonmin itself subscribed for a 23 per cent stake in Incwala. Its Board has the stated ambition to create a broadly diversified mining company whose shares, in due course, may be listed on the Johannesburg Stock Exchange. This initiative was conceived as an imaginative way to contribute to the creation of broader and deeper capital markets in South Africa





and to the Government's objective of wider share ownership in the previously disadvantaged sector of the electorate. We welcome our new Incwala colleagues as our partners in Lonmin Platinum and look forward to working closely with them as we develop our respective interests in parallel in future.

As a Board and management we are increasing our commitment to sustainable value based and ethical business practices. We have recently adopted a Charter and a Code of Business Ethics which can be viewed on our website, www.lonmin.com.

With these strategic moves behind us we are set fair to design and develop a new future for Lonmin. As a Board we support the management's stated objective to seek new growth opportunities, acknowledging that these are likely to broaden and diversify the business in both geographic and commodity terms. This subject is dealt with at some length in Brad Mills' review. We endorse his comments. Any diversification steps we take will be subject to robust analysis to ensure that they will enhance the long-term future of the Company and are consistent with our resources, both financial and managerial.

As we pass this watershed in the Company's history it is perhaps worth a pause to look retrospectively at how the Company has been transformed under the present Board and how shareholder value has evolved though this process.

On September 30, 1996 the Company – then known as Lonrho Plc – had a market capitalisation of £781 million and consolidated Company including its affiliates employed some 94,000 people. Its activities, spanning three continents but concentrated principally in Sub-Saharan Africa, covered a wide range of commerce and industry. Mining played a relatively small role in a Group which was engaged, amongst other things, in agriculture, vehicle distribution, hotels, textiles, printing and publishing. There was little or no industrial logic to the collection of businesses, no integrated corporate management and no apparent financial synergies.

As at September 30, 2004 the Company had a market capitalisation of £1.6 billion and consolidated debt of £152 million. Profits before tax for the year were £200 million and the Group headcount is down to 21,000. In addition to an uninterrupted flow of dividends the Company returned $500 million to shareholders as a special dividend in 2003 while the value of Lonrho Africa on listing and distribution to shareholders was £133.9 million.

No call has been made on shareholders for fresh capital. Taking the market capitalisation of the Company as at September 30, 1996 as the base, the Total Shareholder Return achieved over eight years was 174.3%, an average of over 20% a year.

The non-executive members of the Board of Lonmin regard their principle function as being to participate fully in the formulation of corporate and financial strategies and to support the Chief Executive and the other executive directors in the execution of agreed strategies. We pay due regard to the interests of all other stakeholders including in particular our employees and the communities in which practice and with the Combined Code.

Edward Haslam retired as Chief Executive in the spring having reached normal retirement age. I would like to thank him on behalf of the shareholders and the Board for his valued contribution to the Group's business in a career with the Company of 17 years. We wish him well in his retirement.

Sam Jonah resigned from the Board following the AngloGold Ashanti merger to become President of that company. Sam whose career started as an underground trainee in the Obuasi mine in Ghana thirty-five years ago had served as Chief Executive of Ashanti for eighteen years and as a member of the Board of Lonmin for twelve years. Sam made an enormous contribution both to Ashanti and to Lonmin in his long career and we wish him every success in his new role.

It is with great regret that I have to record the untimely death in September of Sir Alastair Morton. Alastair had an extraordinarily distinguished career in industrial management and finance in both the public and the private sectors. His incisive and clear-minded contribution on matters both of strategy and operational management will be sorely missed and we extend our deepest sympathy to his wife and family for their loss.

We look forward to another challenging year with confidence. The Company is well positioned to continue to grow.

Sir John Craven
Chairman

Chief Executive's Review

...positioned for future growth...

We have some of the world's best and lowest cost Platinum assets, a strong balance sheet and a highly experienced team.

Dear Shareholders
Lonmin is a company undergoing rapid change. With the sale of our Ashanti holding and the completion of our buy out of Impala's holding in our Platinum assets, we are now a focused mining company with no legacy entanglements to impede our future growth. During the year, we also completed a ground breaking Black Economic Empowerment transaction – the sale of 18% of Eastern and Western Platinum to Incwala Resources (Pty) Limited. This transaction sets us firmly on the path to the conversion of our mining rights to "new order" rights under South African legislation. Conversion will guarantee us long-term access to the mineral rights that support our operations.

Turnover increased by $251 million to $1,030 million in 2004 largely as a result of a 17% increase in the average price for the basket of metals sold. Unit cost increases were 22% in rand terms further exacerbated by a 16% appreciation of the average rand/$ exchange rate. This resulted in continuing operations EBITDA of $357 million (2003: $344 million) and profit before tax of $290 million (2003: $291

There was an additional $70 million profit from discontinued operations arising from a $112 million profit on the sale of the shares in AngloGold Ashanti offset by a $42 million funding requirement to close the SUITS pension scheme.

In cash flow terms, the net inflow from operations of $400 million was 35% ahead of last year, and the second highest level ever achieved by the Company, resulting in trading cash flow per share of 229.2c (2003: 161.0c). After capital expenditure of $187 million and minority dividends of $37 million, the free cash flow per share was 70.7c (2003: 48.2c), broadly in line with the 72c per share dividend paid to shareholders.

The net increase of $78 million in borrowings to $275 million included the cash outflow on the Impala/Incwala transactions of $424 million, the funding requirement for the SUITS pension scheme of $41 million and the $390 million realised from the AngloGold Ashanti transaction. Overall gearing ended the year at 27% on equity shareholders' funds of $744 million (2003: 23% on funds of $645 million).

The markets for our products remain strong. We have fully recovered from the smelter accident of two years ago. The recent further incident at the smelter on 18 November 2004 arose from an ingress of water through the roof following the dislodgment of a water cooling pipe. The incident is unrelated to the matte tap hole explosion experienced two years ago and is minor in comparison. I currently estimate that we should be able to recover normal operations by the end of January 2005 and that the production target for the financial year to 30 September 2005 will still be met. Our mining process engineers have developed a New Mine Extraction Plan that will allow us to grow production from our core properties to a sustainable 1,100,000 ounces of primary mine produced Platinum per year from 2010 onwards – a 20% increase from this year's record 913,263 ounces of Platinum. Our Pandora Joint Venture, which makes only a very modest contribution, remains a source of future growth.

To further strengthen our operations and ensure they retain their status as the lowest cost primary producers of Platinum in the industry, we are embarking on a major continuous improvement programme utilising the 6 Sigma methodology. This will help us eliminate





At Lonmin, a critical focus is our Safety, Health, Environmental and Community performance. As a mining company we have to get these areas of our business right. Regrettably, during our 2004 fiscal year, we suffered 8 fatalities. While this is a reasonable result in line with the deep level South African mining industry, it is not an acceptable outcome for this management. We are committed to the elimination of all serious accidents and injuries and we are therefore establishing new, behavioural and risk-based safety programmes for all of our operations.

Our biggest health exposure in our operations is the high incidence of AIDS in our work force. Voluntary testing has revealed that about 25-30% of our work force is currently HIV positive. We have embarked on major AIDS awareness and prevention campaigns with our employees and with the local communities. In addition, we offer anti-retroviral treatment to all employees who can benefit from this drug therapy. Our goal in this area is to continue to improve the overall quality of our employees' lives and eliminate those factors that contribute to this tragic epidemic such as single sex hostel living arrangements.

Our environmental and community performance is tightly interwoven. We have to continue to make substantial investments toward lessening or eliminating our impact on the environment and improving our relations with the local communities. Our long-term goal is self sustaining, healthy communities that support our operations and employees. We have firm programs in place to ensure that we are making steady progress in both of these important areas. Case studies of our community development effort are published on our web site (www.lonmin.com) and in our annual Sustainable Development Report.

Looking forward, one of the critical issues that has been facing the Company is how best to grow value given the relatively limited opportunities in the Platinum industry?

The characteristics that make our business strong are a highly consolidated industry structure with long-term contracts between our customers and ourselves. Our customers value continuity of supply, this is critical for their businesses. They need to know that we will meet our commitments to them. Our low cost operations ensure that we can operate uninterrupted through any price cycle. Today, Lonmin has some of the best Platinum assets in the world and we are looking to add to this similar quality mineral deposits that have the same kind of customer-supplier relationships in commodities with similar industry dynamics. Our core mining skills are readily transferable and our track record of meeting long-term customer expectation is a strategic asset. We are committed to the growth of shareholder value and we will be patient in our efforts to identify opportunities that ensure that we can achieve the core objective of growing cash flow and earnings per share.

I would like to offer my personal thanks to all of the Lonmin and Lonmin Platinum's employees that have worked hard throughout the year to help the Company achieve this years' outstanding results. While many challenges remain, I am confident that we have the talent and will to meet them.

The strategic growth of the Lonmin Group is key to its future success. As Chief Executive, I believe that:

Our high quality [illegible]

Our strategy [illegible]

Our growth platform [illegible]

The operations today [illegible]

Corporate sustainable development [illegible]

Questions & answers



Brad Mills joined Lonmin in March 2004, he answers some of the questions frequently asked since he has been at the helm.

1. Your strategy is to grow the Company by diversifying its earnings base. Why not stay as a pure Platinum company?
Single commodity companies have significant earnings and cash flow volatility. This translates into significant share price volatility and lower earnings and cash flow multiples than for companies with more stable earnings. Our strategy is to leverage our core mining and marketing skills into new commodities to diversify our single commodity and single currency risk.

2. Can you explain the Incwala transaction and the need for Black Economic Empowerment?
After the end of the Apartheid era, the South African government recognised the need to address social and financial imbalances created under the old system of racial suppression. In the mining sector they have created what is known as the "Mining Charter". This legislation requires companies to convert their existing mining rights to new order mining rights over a five year period by meeting specific requirements for the sale of equity, employment, HSEC and purchasing to Historically Disadvantaged South Africans. The Incwala transaction results in 18% of our South African Platinum assets being owned by an HDSA controlled company. We believe this sale of ownership meets one of the fundamental requirements of this legislation and sets us firmly on the road to conversion of our mineral rights to a new order mining licence.

3. The unit costs you are reporting have increased this year well above inflation. Do you have any program to slow down these increases?
A number of factors have come together resulting in higher costs in 2004. We have seen substantial cost pressures in a number of key cost centres within South Africa. As a result of this and the general need to improve our productivity and efficiency, we have introduced a formal continuous improvement programme based on the 6 Sigma methodology. Our goal going forward is to offset, as far as possible, any inflationary cost increases in South Africa for the next few years.

4. What are the prospects for the PGM markets in the coming year?
Today 75-80% of the world's PGM production is used in industrial applications and as components in consumer products. The most important use is in the catalytic converter of automobiles, trucks and other internal combustion engines. Two factors are driving increased demand for PGMs in these applications. The first, is the continued tightening of performance requirement in the US and Europe, this translates into greater PGM use. The second factor is the rapid adoption of air quality emission legislation for vehicles by emerging market countries, the most important of which is China. We expect these factors to result in the continuation of growth in demand for PGMs for the next few





years at least. On the supply side, growth in production has been slowed by the strong rand and the general difficulty of promoting new mine development in South Africa while at the same time achieving conversion of mineral rights to "new order rights".

5. You have increased your Platinum growth target from your core operations to 1,100,000 ounces per annum from 2010 without including Pandora. What is different from last year?

We have made major progress on our three new shaft developments over the last twelve months. At the same time we have re-examined the economics of the Pandora JV. This has resulted in increasing our confidence of delivering more from our current infrastructure at better capital returns and lower costs than a major Greenfield development at Pandora. Additionally, we can achieve the higher production rate with less total capital than would have been required for the original Pandora development. All of this makes good economic sense and we may be able to recommence the Pandora development when the market conditions are more favourable for its implementation.

6. Can you tell me more about your Safety, Health, Environmental and Community programme and targets?

Our Safety, Health, Environment and Community programs are all designed to deliver our core corporate values of a safe working environment for our employees, no permanent environmental damage and self-reliant sustainable local communities. We are adopting a risked-based approach and behavioural focus for our safety and environmental programs. This is fundamentally different from what was delivered in the past, which was primarily a compliance based system. Our community development and health programs are designed to build local capacity for business development, community health and safety management.

7. What do you perceive as the major risks to the Company. Are you comfortable with them and how can they be mitigated?

The Company's core risks fall into two categories; those that are primarily strategic and those that are primarily operational.

Our strategic risks revolve around being a single commodity business with a single currency cost base. We have a well-defined strategy to utilise our core strengths to diversify this risk.

Our operational risk is derived from the technically demanding nature of our business. We perform annual detailed bottom up risk assessments to identify operational risks and develop plans to manage and mitigate these risks. All of this is subject to detailed performance audits to ensure we are identifying and managing risk appropriately.

8. What impact has the strong rand had on result?

The rand appreciated some 18% over the course of the year and this had a significant impact on the entire South African mining industry. This is evident in Lonmin through our unit costs which increased by 45%, in US dollar terms versus only 22% in rand terms. Fortunately in our sector some 75% of the world's Platinum comes from South Africa resulting in some correlation between metals price and exchange rate. Firm prices have therefore to a degree cushioned the impact of the rands' strength and dollar weakness.

Brad Mills
Chief Executive
24 November 2004

Platinum wedding bands.

Catalyst substrates for a range of light duty vehicle and motor cycle applications.

Market Overview





Markets

Lonmin is the third largest primary producer of Platinum in the world, producing over 900,000 ounces and roughly a similar number of ounces of the other Platinum Group Metals such as Palladium and Rhodium.

We have 15 customers in total. These relationships are long-term, stable and mutually beneficial. They give us insight into supply demand dynamics enabling us to use their knowledge in our strategic planning for the business.

Our global marketing program sells PGMs into all of the major markets in Europe, the US and Asia. Platinum Group Metals have unique properties and are used across the range of the many differing applications.

The Platinum Market


US$/oz
950
900
850
800
750
700
650
600
Sep 03
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep 04

Applications

- Platinum's usage in automobile catalysts accounts for 45% of the metal's gross demand. It is used with Palladium and Rhodium in gasoline vehicle catalysts and is exclusively used in diesel passenger vehicle catalysts.
- The jewellery market continues to be dominated by China and Japan although demand has softened in a direct response to high price levels. There is a core global bridal segment augmented by a more price sensitive fashion component.
- Electro-chemical applications, including hard disc applications are steady while increased production of LCD screens will benefit platinum crucible sales.

Commentary

The Platinum market set new records during the year as prices reached 24-year highs on the principal commodity exchanges. Upward momentum came from the general strength of the commodity markets as the US dollar weakened, the South African rand strengthened and as China's economy continued to strengthen. Measures to curb unbridled economic growth in China were introduced by the Government taking some of the speculative element from the Platinum price but the fundamentals continue to be underpinned by strong growth in the automobile catalyst sector, particularly diesel passenger vehicles.

The Palladium Market


US$/oz
400
350
300
250
200
150
Sep 03
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug

Applications

- Palladium's dominant application is in automobile catalysis where its particular attribute is its ability to operate at high temperatures to eliminate harmful hydrocarbons from vehicle exhaust streams. This accounts for over 60% of the metal's gross demand.
- The electronics industry uses palladium in many components, but principally in resistors used in mobile phone applications. Miniaturisation, however, has recently resulted in a lower palladium content per piece.
- Palladium is used extensively in dental alloys with the two strongest markets being Japan and the US.

Commentary

Palladium has been fundamentally weak during the period under review as an inventory overhang effectively caps market prices. Demand in the principal applications has recovered year-on-year and should be further abetted by the significant Platinum to palladium price differential. This may motivate some of the automobile companies to partially migrate from Platinum catalysis where technically and economically feasible and could provide a stable floor to the market.

Temperature sensor made of Platinum.



Key Facts

The Rhodium Market


US$/oz
1300
1200
1100
1000
900
800
700
600
500
400
Sep 03
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep 04

Applications

- 90% of gross Rhodium demand comes from the automobile catalyst industry. Varying compositions of Rhodium, Platinum and Palladium are used to reduce pollutant emissions such as hydrocarbons, carbon monoxide and nitrogen oxides from gasoline engine exhaust streams. These so-called three way catalysts optimise the use of the constituent metals to enable vehicle manufacturers to meet ever tightening global emissions legislation.
- Niche applications in both the chemical and glass industries account for the balance of Rhodium demand.

Commentary

The Rhodium market tends to be comparatively illiquid, resulting in short term price volatility not necessarily directly related to the market fundamentals. There has been, however, a more solid feel to the market during the latter part of the year under review and should consolidate at higher prices than the 2004 Financial Year average, as increasingly more onerous emissions legislation will necessitate further Rhodium purchases by the automobile companies.

5 year world demand for PGMs



Refined world metal sales of Platinum



2004 world refined PGM metal sales



2004 Pt world demand/applications



Sunset at K4 mine, Karee.


Operations
Our mining and process engineers have developed a New Mine Extraction Plan that will allow us to grow production from our core properties to a sustainable 1,100,000 ounces of primary mine produced Platinum per year from 2010 onwards.

Aerial view of K4 twin shaft project.



Work being carried out to improve PGM recoveries on Lonmin Platinum's Concentrators.
Two projects are currently underway to improve the PGM recoveries on Lonmin Platinum's Eastern Platinum and Rowland Concentrators. Both of these projects will be commissioned early in 2005.

At Eastern Platinum an ultra-fine grinding mill is being installed to recover some of the PGMs lost in the cleaner tailings. This installation follows an extensive pilot plant study and the success of a similar installation at the EPC concentrator. Most of the PGMs in the cleaner tailings are ultra-fine and are not liberated. The use of ultra-fine grinding will ensure better liberation of these locked PGMs and higher recoveries.

At the Rowland concentrator the circuit configuration is being changed from one where all of the milling is done upfront to a mill-float circuit. This project involves the re-arrangement of the current mills and the installation of some additional flotation capacity. A similar circuit re-arrangement was carried out at 1 Shaft Concentrator during 2002 with a good recovery improvement. This circuit change improves recovery by allowing PGM containing particles to be floated as soon as they are liberated rather than being over-ground which is often the case if all the milling is carried out upfront.

For us, 2004 has been characterised by some new records, some successes and, inevitably, a few failures. We have, however, learned considerably this year and, as outlined below, have laid the bedrock for the future in several areas that will ensure that we continue to deliver strong growth for our shareholders in the coming years.

Production
Mining output in 2004 was again a record at 14.4 million tons milled.

During the first four months of the 2004 financial year, some flotation concentrate continued to be sent for toll smelting and refining as the No. 1 Furnace was still under repair. The latter came on line in January 2004 and, following a period of commissioning, production was steadily ramped up with close to design outputs being achieved in July.

Primary mine production of Platinum was a record at 913,263 oz, with total output being 918,454 oz including the metal resulting from the last of the old residue ponds. This compares to last year's primary output of 907,599 oz (total output including pond residues 932,867 oz). Platinum ounces sold were also a record at 942,843 oz.

Production Growth
The Pandora JV Project has been an integral part of Lonmin Platinum's long-term production plan since 2000. Various delays to the project during the last few years, and the co-incidental strengthening of the South African rand, necessitated a review of the viability of the project. The review resulted in a drastically reduced production and capital expenditure plan being tabled, which in essence is a "holding" plan for the project; its scope will be reviewed annually, and when deemed appropriate, an increased scale will be motivated.

A New Mine Extraction Plan has, therefore, been developed as follows:

- The development and opening up of ore reserves at 3 of our current major projects will be accelerated: Saffy Shaft, Hossy Shaft complex and the K4 Twin Shaft complex.
- It is also proposed that a sub-decline on the Merensky horizon be developed at Rowland Shaft, Western Platinum, which will, provide a 20,000 tpm expansion.

Full production on Saffy and K4 shafts will now be reached 5 and 6 years earlier in 2009 and 2011 respectively, whilst on Hossy full production will be reached 1 year earlier in 2008. These actions will fill the production void created by the curtailment of Lonmin Platinum's portion of the Pandora project.

The effect of these changes can be seen on the graph overleaf. The graph shows that production of 1 million Pt oz per annum is still achievable circa 2007 and that it is now possible to reach an increased sustainable production rate of 1.1 million oz Pt per annum by 2010.

The graph also depicts the change in capital expenditure required to implement the New Mine Extraction Plan; the capital expenditure profile has also been affected by the strengthening of the rand.

Unit Costs
Cash costs per PGM ounce sold in South African rand increased some 22.4% over 2003, to R2,411; in dollar terms the increase was 45.2%, mainly due to the sustained strength of the rand in 2004.

Costs were affected by the toll smelting and refining by a third party, and the continued running of the old Merensky and Pyroment furnaces in the first half, increased opencast throughput and investment in safety, health, environment and CSI programmes.

Clearly, however, this upward cost trend is unacceptable and a number of interventions have already been put in place to reverse this unhealthy trend. These include the introduction of a 6 Sigma Programme for cost reduction and efficiency improvement, an increased training drive, and a focus on the management of waste in all its forms. 6 Sigma is a data driven business philosophy of focussing on continuous improvement. It is aimed at the near-elimination of defects from every process, transaction and product by eliminating the various elements of waste and reducing variation. In addition, it focuses at understanding both internal, as well as external, customer needs, analysing

A rock solid foundation...
www.lonmin.com

Review of Operations



The ULP (Ultra Low Profile) Face Rig is part of the ULP fleet of equipment. This machine performs the primary mining function of drilling the face.

Mining Resources
PGMs and gold troy oz millions

	2004	2003
Mineral Reserves		
Proven	**2.6**	2.76
Probable	**71.5**	73.02
Total	**74.1**	75.78
Mineral Resources		
Total	**44.8**	35.28

Original and revised production and capex profiles
New Mine Extraction Plan



business processes, and instituting proper measurement methods. Clearly the return to health of the No. 1 Furnace, and non-reliance on toll treatment going forward, will also contribute to cost reduction.

Mechanisation and Automation
The Mechanisation and Automation (M&A) strategy is aligned to Lonmin Platinum's strategic direction; its vision and values. This strategy is currently re-engineering the mining operations in the future, ensuring operational excellence through a culture of innovation, creative change and a commitment to continuous improvement. The M&A strategy focuses on three main areas:
- Worker;
- Workplace;
- Supervisor.

The re-engineering strategy is seeking and implementing alternative mining methods that reduce our workers' exposure to:
- Hazardous practice;
- Hard physical work.

Furthermore, the strategy is aligned to the operational improvements sought through Lonmin Platinum's strategic thrusts, these being a:
- 20% improvement in cost and productivity indicators;
- 25% conversion of conventional mining methods to those of a mechanised and/or automated nature;
- Developing new and alternate skills.

Narrow Reef Miner
The second generation ARM machine was introduced early in 2004. This machine incorporates many additional features and improvements learned from the initial prototype machine. The production machine is progressing well, cutting 3 linear meters per day (single shift). Work is now focussed on perfecting the cutters and developing the business case before entering the double shift phase early in the new year.

Ultra Low Profile
The third phase of the project, namely the integration of machine and people into the mining system, has successfully been completed. The business case for the expansion of this project into an initial 30,000 tpm Merensky mining operation is in an advanced stage.

Tunnel Digging Machine
This project incorporates a unique multi-functional machine with haulage conveyors into a high-speed development process. The initial phase of this project, design and installation of infrastructure is complete. The mining trial phase commences in late 2004.

Boxhole Borer
This unique concept to rapidly develop box holes/travelling ways with a compact and mobile machine is progressing well. The commissioning of the prototype machine is scheduled for October 2004.

People
Work continues on the development of skills matrices to support mechanised mining. With many of the projects advancing from the trial phase into that of fully fledged mining operations, we now have many people working in a safer, healthier environment who are highly skilled and hence better rewarded.

Non-explosive Mining
Work continues for the search for a viable alternative non-explosive mining method to complement the Narrow Reef Miner.

Mineral Resources
The total proven and probable reserves of PGMs at 30 September 2004 were 74.1million troy oz compared to 75.8 million troy oz at 30 September 2003.
For full details of the Group's mineral reserves and resources visit www.lonmin.com/.

Employees in the BMR Smelter



Opencast Project

The Opencast project has been a huge success with two world-class concentrators commissioned within 14 months of the project being approved in July 2001. The project called for a total production of 7 million tons milled and 17.2 tons of PGMs in matte produced for a four-year period ending 2005. Production for the period ending 30 September 2004 is at 6 million tons milled with 17.4 tons of PGMs in matte produced. Projected production for the full period ending 2005 is 8.8 million tons milled and 25.9 of PGMs milled in matte. The working cost was budgeted at $12,241 per kg produced and is currently running at $8,546 per kg produced.

Platinum Operating Statistics – 5 year review			**September 2004**	September 2003	September 2002	September 2001	September 2000
Tons milled (excluding slag)	underground	(000)	**11,121**	11,418	11,260	10,520	9,734
	opencast	(000)	**3,283**	2,790	–	–	–
	Total	(000)	**14,404**	14,208	11,260	10,520	9,734
Tons mined	underground	(000)	**11,070**	11,450	12,346	10,111	9,858
	opencast	(000)	**2,730**	2,880	–	–	–
	Total	(000)	**13,800**	14,330	12,346	10,111	9,858
UG2 to Merensky Ratio		(%)	**82.4**	81.6	78.3	77.1	76.0
Noble metals in matte		(kg)	**55,031**	54,295	46,557	44,163	40,810
Yield into matte		(g/t)	**3.82**	3.83	4.13	4.20	4.19
Primary Mine Platinum Production		(oz)	**913,263**	907,599	757,451	716,697	659,770
Refined production of	platinum	(oz)	**918,454**	932,867	757,451	716,697	659,770
	palladium	(oz)	**397,894**	417,418	350,792	323,725	293,274
	rhodium	(oz)	**113,327**	140,514	113,549	101,881	88,797
	Total PGMs	(oz)	**1,679,871**	1,757,757	1,467,525	1,357,301	1,235,501
Capital expenditure		(R millions)	**1,230.1**	1,293.6	1,558.2	936.5	768.2
		($ millions)	**186.8**	161.5	150.3	113.5	110.0
Sales	platinum	(oz)	**942,843**	903,077	757,958	707,379	658,664
	palladium	(oz)	**406,177**	405,073	349,243	315,697	297,741
	rhodium	(oz)	**126,956**	131,752	109,194	95,138	91,918
	Total PGMs	(oz)	**1,764,474**	1,728,387	1,415,112	1,307,495	1,244,853
Average price received per ounce	platinum	(R)	**5,356**	5,053	5,357	4,411	3,400
		($)	**816**	645	501	544	504
	palladium	(R)	**1,485**	1,698	3,759	5,404	3,645
		($)	**227**	212	351	670	540
	rhodium	(R)	**4,876**	4,201	9,123	13,813	11,475
		($)	**745**	529	850	1,703	1,684
Basket price of PGMs and base metals		($/kg)	**17,072**	14,618	13,662	18,652	N/C
Cash cost per refined ounce of PGM sold (inc royalties)		(R)	**2,422**	1,974	1,863	1,660	1,432
		($)	**365**	251	176	205	212
Cash cost per refined ounce of PGM sold (ex royalties)		(R)	**2,411**	1,969	1,847	1,655	1,412
		($)	**363**	250	174	205	209
Cash cost per refined ounce of PGM produced (ex royalties)	underground	(R)	**2,399**	2,022	1,776	N/C	N/C
		($)	**369**	257	168	N/C	N/C
	opencast	(R)	**2,787**	1,801	2,726	N/C	N/C
		($)	**422**	229	257	N/C	N/C
	Total	(R)	**2,469**	1,996	1,780	1,594	1,416
		($)	**379**	254	168	197	214
Average exchange rates	Sterling	(£/$)	**0.56**	0.62	0.68	0.69	0.64
	S A rand	(R/$)	**6.60**	7.90	10.70	8.00	6.60
Closing exchange rates	Sterling	(£/$)	**0.55**	0.60	0.64	0.69	0.69
	S A rand	(R/$)	**6.48**	6.97	10.54	8.77	7.23

Shaft sinking at Saffy Mine.

Strategic development



Incwala Resources



On 18 September 2003, Lonmin jointly announced with Implats the sale of Implats' 27.1% interest in Lonmin Platinum and the creation of a new Black Empowerment company subsequently named "Incwala Resources". This transaction was both innovative and pioneering in that:

- It created an empowerment company with a broad base of shareholders including some 20,000 employees of Lonmin Platinum and 10,000 local community members;
- Incwala is both majority owned and controlled by Historically Disadvantaged South Africans. These empowerment credentials have been welcomed by the South African Government;
- Lonmin attracted the South African Industrial Development Corporation as a direct equity investor;
- Lonmin established the first publicly endorsed transfer of empowerment credits by a seller of an asset to its remaining group assets;
- Lonmin remains a 23.6% equity participant in Incwala, well positioned to share in the growth potential of this sound financial empowerment platform;
- The transaction provides empowerment credits for the Lonmin Platinum mining licence renewal.

This is a watershed transaction for Lonmin and has enabled us to consider a new strategic vista.

Our high quality, long life platinum assets and our Black Economic Empowerment associate Incwala Resources represent a solid foundation from which to grow our business. We will build on our core skills of cost efficient mine development, mineral processing, customer relationship management and strong financial disciplines.

Our strategy is to seek new value creating growth by maximising the value of our core assets and identifying resources we can develop in similar markets.

This strategy will be pursued in three areas:

Growth through acquisition in commodities with similar markets

We believe that our core skills are transferable into other commodities, with the best fit being what we refer to as the "non screen traded commodities". The markets of such commodities tend to function in a similar manner to PGMs with few market participants and consistently attractive returns. We are in the process of evaluating a number of such options, any one of which would present an interesting and value creating combination with PGMs.

Currently our asset portfolio is South African centric. We are very comfortable operating in Africa and would consider further investment given a value accretive opportunity. Indeed our close relationship with our associate Incwala Resources means we are well placed to do just that. Diversification by commodity however, will also permit us to more easily diversify our geographic profile, distributing risk and making us a global player.

Ultimately, we believe that growth by acquisition through both commodity and geographic diversification is a prerequisite if we are to achieve the size and rating criteria targets that we have set ourselves.

Growth within the PGM arena

Maximising the value of Lonmin Platinum through organic growth is covered elsewhere in this document. In addition to this, the new business team is seeking to complement our PGM portfolio through the addition of new sources of PGMs, both within South Africa and elsewhere in the world.

Exploration

All growth is founded on mineral discovery. Building on previous years' early stage projects, we have made substantial progress in several areas. In addition to our six existing projects, we are expanding our search for further opportunities, with preference for those at a more advanced stage of exploration.

Canada — The Sudbury Camp Joint Venture (SCJV)

A new PGM discovery was made during the year on the Wisner property with 3 shallow drill holes intersecting multi-gram values. The successful identification techniques used at Wisner are now being applied across other properties in the SCJV portfolio.

South Africa – Loskop

This project comprises joint ventures near the Loskop Dam in the Eastern Bushveld. It has a combined strike length of over 30km and hosts several PGM mineralised targets. Drilling results have achieved mixed results, but are encouraging in several areas.

Tanzania – Mibango

Drilling on the large nickel-PGM bearing laterite deposit continues with the objective of quantifying the potential resources and obtaining samples for metallurgical test work.

Tanzania – Luwumbu

We have completed the first year of exploration on the Luwumbu project where anomalous PGM and nickel values in soils were identified over a strike of several kilometres.

USA (Alaska) – Union Bay

An airborne geophysical survey revealed several large new anomalies that are planned for drilling in the coming year.



Sustainable development

Corporate sustainable development is a key element of our long-term strategy. By focussing on building healthy communities that support our operations, we ensure our long-term future.

The safety of our employees and the communities in which we operate is a core value of our business. Our goal is Zero Harm. To achieve this we seek to create a mindset where people believe it is possible to work injury free.

It is with regret that we report the tragic loss of eight lives due to work-related activities. The eight fatalities constitute 6 full-time employees and 2 contractors. We remain determined to make zero fatalities a reality at our operations.

Our performance, as measured by the lost time injury frequency rate for employees and contractors, improved by 2% compared to 2003. This figure represents a total of 1,294 Lost Time Injuries (LTI), compared to 1,327 in 2003, with a severity ratio of 14.7 days lost per LTI. This is the first step towards achieving our target of a 50% reduction in lost time injury frequency by 2005.

To achieve our safety goal, our focus is on visible leadership, individual accountability, setting appropriate targets, engaging in the workplace, implementing minimum SHEC Management Standards and auditing performance against those standards. We have also implemented Fatal Risk Protocols to give guidance to our operations regarding the management of our major hazards that cause fatalities.

While HIV/AIDS is clearly a health crisis, we have come to realise that it is also a development risk that exposes human welfare, social cohesion, socio-economic growth and productivity.

We are committed to the effective management of the disease and its associated impacts on employees, the workplace and the communities where we operate. Our focus has evolved and expanded over the past few years from policy and strategy development, awareness and education programmes, to wellness management programmes dealing with preventative and palliative care. We have taken the bold step to provide our employees with anti-retroviral therapy (ART), turning the tide for HIV-positive employees from despair to hope.

We have made significant progress with the administration of anti-retroviral therapy to our employees. The programme commenced in January 2004 and just nine months later, there are 242 patients on the treatment programme and 94% of them are back at work.

The Environment

Our commitment is to balance economic development with environmental excellence, causing no permanent environmental harm where we operate. We have set a strategic milestone of 100% legal compliance by 30 September 2005. A third-party legal

Instilling a learning culture in our future leaders.

Creating [illegible] opportunities in our local communities ensures sustainable, social and economic development.





compliance assessment was conducted at all our operations in November 2003 and identified 189 instances of legal non-conformance. To date, 163 of these instances have been corrected at an approximate cost of $0.8m. The outstanding legal compliance elements primarily comprised regulatory filings or other minor matters where there was commonly no process for registration in place and where we are waiting for feedback from the regulatory bodies. Atmospheric emissions pose a significant risk to our employees, the communities adjacent to our operations and the environment. The major risk factors are sulphur dioxide emissions from our smelting operations and dust proliferation from the slimes dam complexes. The average sulphur fixation plant utilisation for 2004 was 95.6%, the utilisation improving markedly over the last six months with an average of 99.5% for that period. The SO_2 release into the atmosphere via the sulphur fixation plant stack was on average 3.4 t/day during 2004 (41.4 t/day – 2003), a 91.8% improvement.

Our water use for primary activities decreased by 8.2% from 11,595 Ml to 10,714 Ml. Comprehensive integrated water and waste management plans were compiled for each of the operations to optimise water and salt balances, improve process efficiency, effectively control risk areas and provide a framework for legislative requirements and continual improvement through target-setting and implementation of best practices.

Land management plans have been compiled for all our sites and will provide a framework for the control of legal requirements and environmental risks. We have developed mine closure plans to facilitate rolling rehabilitation that not only benefits the environment, but also reduces the cost of mine closure. This process incorporated a comprehensive quantum assessment of the financial provision required for closure.

Community
We are committed to making a sustainable difference to our local communities by contributing to the long-term social and economic development of our employees, their families and the local communities associated or affected by our operations to ensure their long-term sustainability.

We align our Corporate Social Investment (CSI) programmes with local, regional and national priorities and strategies. We communicate and engage in regular dialogue with both our internal and external stakeholders regarding our activities. We also develop and participate in partnerships that create an environment of mutual co-operation.

The Lonmin Development Trust serves as a primary vehicle for our community development and charitable programmes. The Trust was established this year and has contributed a total of US$6.46 million to programmes that will add value to and enhance people's lives. This equates to 2.1% of our pre-tax profits from continuing operations, achieving our target for this year.

Some of the projects that we invested in included:
- Conversion of hostel blocks into family units;
- Construction of additional high density houses in Marikana, mainly for employees;
- Co-funding with local government of 650 low cost houses for the community;
- Construction of a primary school;
- Various rural development projects such as water boreholes, sanitation, electrification, agriculture, and home based care for the terminally ill; and
- Agricultural projects which will create some 1,500 jobs in the local community over the next 3 years.

It is planned to spend a further $6 million on CSI in 2005.

Board of Directors







Executive Directors

1 **Brad Mills** (50)
Chief Executive
Appointed as a director and chief executive in March 2004. Holds a first degree in geology and a masters degree in minerals economics from Stanford University. After working in exploration and business development for Magma Copper, he held a variety of senior roles for BHP following that company's acquisition of Magma. One of the architects of the merger of BHP and Billiton in 2001, he subsequently headed up strategy for the combined group before becoming head of BHP Billiton's base metals division, a business considerably larger than Lonmin. Brad is a US national.

2 **Ian Farmer** (42)
Chief Strategic Officer
Appointed a director in 2001 and has responsibilities for the Company's business development, exploration and marketing activities. A chartered accountant, he joined the Company in 1986 and transferred to a group company in Zambia in 1990. In 1995 he was appointed finance director of Lonmin Platinum in South Africa, which position he relinquished upon his transfer to London in 2001. He is a director of the International Platinum Association and of Furuya Metals Co. Limited, Tokyo, and currently acts as the interim chief executive of Incwala Resources (Pty) Limited, which holds a minority interest in Lonmin's South African operating subsidiaries. Ian has both South African and British nationality.

3 **Peter Ledger** (55)
President – Platinum
Appointed a director in November 2002. A mining engineering graduate of Wits University, he also holds a mine manager's certificate of competency and gained broad operational experience of coal, chrome, asbestos and gold mining, prior to joining the Lonmin Group in 1988 as a consulting engineer. Peter assumed operational responsibility for our platinum mines in 1990 and was subsequently appointed as the operations director of Lonmin Platinum in 1997 and as managing director in 2000. Peter has South African nationality.

4 **John Robinson** (50)
Chief Financial Officer
After reading economics at Cambridge University, John qualified as a chartered accountant whilst working for Thomson McLintock & Co, now a part of KPMG. He joined the Company in 1979 as a financial analyst and held a subsequent post as a finance executive working with the mining operations. Appointed as an associate director in 1992, he subsequently joined the Board as finance director in 1999. He played a pivotal role in the sale or closure of numerous companies, particularly from 1997 onwards, helping to shape Lonmin into a focused mining company. John is British.


2

3

4



Non-executive Directors

5 **Sir John Craven** (64)
Chairman
Appointed as an independent non-executive director and chairman of the Board in 1997. Currently chairman of Fleming Family and Partners Limited, an independent, privately-owned investment house, he was previously the group chief executive and chairman of Morgan Grenfell Group plc and subsequently a member of the board of managing directors of Deutsche Bank AG after that company's acquisition of Morgan Grenfell. He has held a number of non-executive directorships, including Reuters Holdings plc, and is a non-executive director of Incwala Resources (Pty) Limited and a director of Patagonia Gold. Sir John holds both British and Canadian nationality and was knighted for his services to banking and to the City.

6 **Roger Phillimore** (55)
Deputy Chairman and
Senior Independent Director
Appointed an independent non-executive director in 1997. Chairman of the nomination and remuneration committees, and a member of audit committee. Formerly joint managing director of Minorco, he is currently a non-executive director of Aber Diamond Corporation. Roger holds both British and South African nationality.

7 **Peter Godsoe** (66)
A chartered accountant and banker with an MBA from Harvard, he was appointed an independent non-executive director in 2001. He is a member of the nomination and remuneration committees of the Board, and was appointed to the audit committee in September 2004. Formerly chairman and chief executive officer of The Bank of Nova Scotia, he is also a non-executive director of Barrick Gold, Fairmont Hotels & Resorts Inc. and Ingersoll-Rand Company. Peter is a Canadian national.

8 **Michael Hartnall** (62)
Appointed an independent non-executive director in May 2003. He is the chairman of the audit committee, a member of the remuneration committee and also sits on the risk & SHEC committee. A chartered accountant and former finance director of Rexam Plc, he is also a non-executive director of BAE SYSTEMS plc and Elementis Plc. Michael is British.



Sir Alastair Morton 1938 – 2004
Sir Alastair Morton, one of the Company's non-executive directors, passed away on 1 September 2004. Sir Alastair joined the Board in March 1998 and chaired the audit committee until the end of 2003.

The Company will miss his wise counsel and thoughtful contributions to its business.

Corporate Information

Company secretary and registered office
Rob Bellhouse BSc FCIS
Lonmin Plc
4 Grosvenor Place
London
SW1X 7YL
United Kingdom

Lonmin is registered in England and Wales as company number 103002

Telephone	+44 (0) 020 7201 6000
Fax	+44 (0) 020 7201 6100
E-mail	contact@lonmin.com
Web	www.lonmin.com

External auditors
KPMG Audit Plc
PO Box 695
8 Salisbury Square
London
EC4Y 8BB
United Kingdom

Internal auditors
Ernst & Young
Business Risk Services (SA)
PO Box 2322
Johannesburg 2000
South Africa

Principal group bankers
Lloyds TSB Bank Plc
Standard Chartered Bank
Standard Bank
HSBC Bank Plc

Stockbrokers
Cazenove & Co. Ltd
HSBC Investment Bank plc

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
United Kingdom

Telephone

UK Callers	0870 600 3970
UK Fax	0870 600 3980

International

Callers	+44 (0) 121 415 7047
Fax	+44 (0) 1903 833371

Computershare Investor Services 2004 (Pty) Limited
PO Box 61051
Marshalltown 2107
South Africa

Telephone	+27 11 370 5000
Fax	+27 11 688 5217 or 7707

Street Address
70 Marshall Street
Johannesburg 2001
South Africa

The Bank of New York
ADR Shareholder Enquiries Dept.
PO Box 11258
Church Street Station
New York
NY 10286
USA

Telephone

US Callers	1-888-BNY-ADRS (Toll free)

International

Callers	+1 610 382 7836
Email	shareowners@bankofny.com


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